Form 10-K, Exhibit 13
period 1995-09-30
KEITHLEY INSTRUMENTS INC
filed 1995-12-22
CIK 54991

                                                                Exhibit 13




13. Annual report to security-holders

Consolidated Statement of Income
For the years ended September 30, 1995, 1994 and 1993
(In Thousands of Dollars Except for Per Share Data)

                                                                       1995             1994             1993
                                                                    --------          -------         ---------
Net sales                                                           $109,574           $89,248           $91,146
                                                                     -------            ------            ------
Cost of goods sold                                                    42,372            35,259            34,498
Selling, general and administrative expenses                          43,945            37,765            38,416
Product development expenses                                          15,385            11,551            10,304
Purchased technology                                                      --             3,300                --
Special charges                                                           --               (42)            1,046
Amortization of intangible assets                                        464               470               535
Financing expenses (net of investment income)                            986               821               817
                                                                     -------            ------           -------
Income before income taxes and
   cumulative effect of accounting change                              6,422               124             5,530
Income taxes (benefit)                                                 1,508              (783)            2,193
                                                                      ------             -----            ------
Income before cumulative
   effect of accounting change                                         4,914               907             3,337
Cumulative effect of accounting change                                    --                --             1,447
                                                                   ---------         ---------            ------
Net income                                                          $  4,914           $   907           $ 4,784
                                                                     =======          ========            ======
Income per share before cumulative
   effect of accounting change                                    $      .66         $     .13           $   .47
Cumulative effect of accounting change                                    --                --               .21
                                                                   ---------         ---------           -------
Net income per share                                              $      .66         $     .13           $   .68
                                                                   =========          ========           =======
Fully diluted income per share before
   cumulative effect of accounting change                         $      .64         $     .13           $   .47
Cumulative effect of accounting change                                    --                --               .21
                                                                   ---------         ---------           -------
Fully diluted net income per share                                $      .64         $     .13           $   .68
                                                                   =========          ========           =======

Per share amounts reflect a two-for-one stock split paid December 11, 1995, to shareholders of record on November 27, 1995. The accompanying notes are an integral part of the financial statements.


Consolidated Statement of Earnings
Reinvested in the Business
For the years ended September 30, 1995, 1994 and 1993
(In Thousands of Dollars Except for Per Share Data)

                                                                       1995              1994              1993
                                                                   ---------           -------           --------
Earnings reinvested in the business at
  beginning of year                                                  $27,943           $27,685           $23,546
Net income                                                             4,914               907             4,784
Cash dividends-Common Shares ($.106 per share
  in 1995 and $.10 per share in 1994 and 1993)                          (450)             (410)             (402)
Cash dividends-Class B Common Shares ($.085
  per share in 1995 and $.08 per share in 1994 and 1993)                (250)             (239)             (243)
                                                                     -------           -------           -------
Earnings reinvested in the business at end of
  year                                                               $32,157           $27,943           $27,685
                                                                    ========           =======           =======

Per share amounts reflect a two-for-one stock split paid December 11, 1995, to shareholders of record on November 27, 1995. The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
September 30, 1995 and 1994
(In Thousands of Dollars Except for Per Share Data)

                                                                                  1995                 1994
                                                                                -------              --------
Assets
Current assets:
    Cash and cash equivalents                                                  $  3,890             $  2,712
    Accounts receivable and other, net of allowances
          of $357 in 1995 and $427 in 1994                                       20,856               14,462
    Inventories:
          Raw materials                                                           4,917                4,137
          Work in process                                                         3,981                2,646
          Finished products                                                       3,762                2,908
                                                                                -------              -------
                Total inventories                                                12,660                9,691
    Deferred income taxes                                                         1,627                1,203
    Prepaid expenses                                                                663                  936
                                                                                -------              -------
                Total current assets                                             39,696               29,004
                                                                                -------              -------
Property, plant and equipment, at cost:
    Land                                                                            426                  426
    Buildings and leasehold improvements                                          9,346                9,169
    Manufacturing, laboratory and office equipment                               22,755               21,649
                                                                                -------              -------
                                                                                 32,527               31,244
       Less-Accumulated depreciation and amortization                            21,984               20,177
                                                                                -------              -------
                Total property, plant and equipment, net                         10,543               11,067
                                                                                -------              -------
Intangible assets, net of accumulated amortization
  of $23,337 in 1995 and $22,873 in 1994                                          6,201                6,665
Other assets                                                                      9,669                7,674
                                                                                -------              -------
Total assets                                                                    $66,109              $54,410
                                                                                =======              =======

Liabilities and Shareholders' Equity
Current liabilities:
    Short-term debt and current installments on long-
      term debt                                                                $     71             $    217
    Accounts payable                                                              6,759                6,366
    Accrued payroll and related expenses                                          6,142                3,389
    Other accrued expenses                                                        4,575                3,781
    Income taxes payable                                                          2,580                1,545
                                                                                -------              -------
                Total current liabilities                                        20,127               15,298
                                                                                                     -------

Long-term debt                                                                    6,042                4,599
Other long-term liabilities                                                       2,992                2,542
Deferred income taxes                                                                46                   25
Shareholders' equity:
    Common Shares, stated value $.025:
      Authorized-7,000,000; issued and outstanding-
      4,308,976 in 1995 and 4,156,836 in 1994                                       108                  104
    Class B Common Shares, stated value $.025:
      Authorized-3,000,000; issued and outstanding-
      2,918,996 in 1995 and 2,948,040 in 1994                                        73                   74
    Capital in excess of stated value                                             3,981                3,469
    Earnings reinvested in the business                                          32,157               27,943
    Cumulative translation adjustment and other                                     583                  356
                                                                                -------              -------
                Total shareholders' equity                                       36,902               31,946
                                                                                -------              -------
Total liabilities and shareholders' equity                                      $66,109              $54,410
                                                                                =======              =======

Share and per share amounts reflect a two-for-one stock split paid December 11, 1995, to shareholders of record on November 27, 1995. The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows
For the years ended September 30, 1995, 1994 and 1993
(In Thousands of Dollars)

                                                                         1995              1994           1993
                                                                     ----------       ----------       ---------
Cash flows from operating activities:
    Net income                                                       $  4,914          $   907         $  4,784
    Adjustments to reconcile net income to
      net cash provided by operating activities:
          Depreciation                                                  3,106            2,902            2,710
          Amortization of intangible assets                               464              470              535
          Deferred income taxes                                        (1,217)          (2,216)              22
          Deferred compensation                                           220              232               29
          Special charges                                                  --              (42)           1,046
          Cumulative effect of accounting change                           --               --           (1,447)
    Change in current assets and liabilities:
                Accounts receivable and other                          (6,108)             241             (526)
                Inventories                                            (2,864)            (620)           2,081
                Deferred income taxes and prepaid
                  expenses                                                289              219             (333)
                Other current liabilities                               4,660            3,297           (1,612)
    Other operating activities                                         (1,007)           1,251           (1,000)
                                                                     --------         --------         --------
Net cash provided by operating activities                               2,457            6,641            6,289
                                                                     --------         --------         --------
Cash flows from investing activities:
    Payments for property, plant and equipment                         (2,695)          (3,591)          (3,054)
    Other investing activities                                             69               81               96
                                                                     --------         --------         --------
Net cash used in investing activities                                  (2,626)          (3,510)          (2,958)
                                                                     --------         --------         --------
Cash flows from financing activities:
    Net increase (decrease) in short-term debt                            (35)            (496)             616
    Borrowing (repayment) of long-term debt                             1,367           (1,124)          (2,953)
    Proceeds from sale of Common Shares                                   520               85               29
    Cash dividends                                                       (700)            (649)            (645)
                                                                     --------         --------         --------
  Net cash provided by (used in) financing activities                   1,152           (2,184)          (2,953)
                                                                     --------         --------         --------
Effect of changes in foreign currency exchange
  rates on cash                                                           195              113             (559)
                                                                     --------         --------         --------
Increase (decrease) in cash and cash equivalents                        1,178            1,060             (181)
Cash and cash equivalents at beginning of period                        2,712            1,652            1,833
                                                                     --------         --------         --------
Cash and cash equivalents at end of period                           $  3,890         $  2,712         $  1,652
                                                                     ========         ========         ========

Supplemental disclosures of cash flow information
    Cash paid during the year for:
          Income taxes                                               $  1,419         $    665         $  1,085
          Interest                                                        814              813            1,034

Disclosure of accounting policy
      For purposes of this statement, the company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash flows resulting from hedging transactions are classified in the same category as the cash flows from the item being hedged.


The accompanying notes are an integral part of the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Percent of net sales for the years ended September 30, 1995, 1994 and 1993

                                                                1995         1994         1993
                                                                ----         ----         ----
Net sales                                                      100.0        100.0        100.0
Cost of goods sold                                              38.7         39.5         37.9
Selling, general and administrative expenses                    40.1         42.3         42.1
Product development expenses                                    14.0         13.0         11.3
Purchased technology                                              --          3.7           --
Special charges                                                   --           --          1.1
Amortization of intangible assets                                0.4          0.5          0.6
Financing expenses (net of investment income)                    0.9          0.9          0.9
                                                              --------------------------------
Income before income taxes and
  cumulative effect of accounting change                         5.9          0.1          6.1
Income taxes (benefit)                                           1.4         (0.9)         2.4
                                                              ---------------------------------
Income before cumulative
  effect of accounting change                                    4.5          1.0          3.7
Cumulative effect of accounting change                            --           --          1.5
                                                              ---------------------------------
Net income                                                       4.5          1.0          5.2
                                                              =================================

RESULTS OF OPERATIONS (IN THOUSANDS OF DOLLARS EXCEPT FOR PER SHARE DATA)

1995 COMPARED WITH 1994

Net income in 1995 was $4,914, or $.64 per share on a fully diluted basis, compared with $907, or $.13 per share, in 1994. Net income per share reflects a two-for-one stock split to shareholders of record on November 27, 1995, approved by the company's board of directors on November 6, 1995. Net income in 1995 included approximately $6,900 pretax in spending to develop our direct wafer measurement technology purchased from International Business Machines
(IBM) in 1994 and explore other new growth opportunities. 1994's pretax income included costs of $3,300 to purchase the technology, approximately $1,400 in development costs and $925 in other non-recurring charges.

Record net sales of $109,574 increased 23 percent from $89,248 in 1994. Increased demand from customers because of their own growth, particularly those in the semiconductor industry, accounted for the increase. Although net sales benefited from an 11 percent weakening of the U.S. dollar against European currencies, this benefit was offset by increased sales discounts due mainly to sales mix. Geographically, net sales increased domestically by $7,606 or 17 percent, export sales increased $5,168 or 38 percent, mainly in the Pacific Basin, and European sales increased $7,552 or 25 percent, due in part to the weakening U.S. dollar.

Cost of goods sold decreased to 38.7 percent of net sales compared to 39.5 percent in 1994. The decrease was due mainly to an 11 percent weakening of the U.S. dollar. The effect of foreign exchange hedging on cost of goods sold was to increase cost of goods sold as a percentage of net sales by 0.2 percentage points in 1995.

Selling, general and administrative expenses increased $6,180 or 16 percent to $43,945 from $37,765 in 1994, but decreased as a percentage of net sales to
40.1 percent from 42.3 percent. The increase in expense was due mostly to higher marketing costs associated with new business initiatives and the introduction of new products from existing businesses, higher commissions due to increased sales and an 11 percent weakening of the U.S. dollar.

Product development expenses increased $3,834 or 33 percent to 14.0 percent of net sales compared to 13.0 percent of net sales in 1994. Almost two-thirds of the increase was due to additional spending to develop the direct wafer measurement technology into our Quantox(TM) product. We introduced Quantox in July at SEMICON-West, a major semiconductor capital equipment trade show. Initial customer reception has been positive, and we expect Quantox revenues beginning in the second half of fiscal 1996. The remainder of the increase in product development expenses was primarily spent developing products for our semiconductor customers.

Financing expenses (net of investment income) increased $165 to $986 from $821 in 1994, due mainly to higher average debt levels during 1995.

The effective income tax rate was 23.5 percent for 1995. The lower than statutory rate was due primarily to utilization of foreign tax credits and foreign sales corporation (FSC) benefits. The tax benefit recorded in 1994 also resulted from the utilization of foreign tax credits and FSC benefits. At September 30, 1995, the company had capital loss carryforwards of $277 and tax credit carryforwards of $1,849.

The company's financial results are affected by foreign exchange rate fluctuations. Generally, a weakening U.S. dollar causes the price of the company's product to be more attractive in foreign markets and favorably impacts the company's foreign sales and earnings. A strengthening U.S. dollar has an unfavorable effect. This foreign exchange effect cannot be accurately estimated since many other factors affect the company's foreign sales and
earnings.   These factors include product offerings and pricing policies of the company and its competition, whether competition is foreign or U.S. based, changes in technology and local and worldwide economic conditions.

From time to time, the company utilizes hedging techniques designed to mitigate the effect of exchange rate fluctuations on operations and balance sheet position by entering into forward and option currency contracts and by borrowing in foreign currencies. The company's use of forward and option contracts limits exchange rate exposure and fixes exchange rates for its foreign businesses. The company's foreign borrowings are a hedge of its net investments. The company does not speculate in foreign currencies or derivative financial instruments, and hedging techniques do not increase the company's exposure to foreign exchange rate fluctuations.


Liquidity and Capital Resources
-------------------------------

In 1995, net cash provided by operating activities of $2,457 was used principally for investments in capital equipment of $2,695. The company's total debt at the end of 1995 increased by $1,297 to $6,113, compared to $4,816 at the end of 1994. Total debt-to-capital at year-end was 14.2 percent, compared to 13.1 percent last year. Due to timing factors, cash at September 30, 1995 was $3,890, an increase of $1,178 during the year.

At September 30, 1995, the company had total unused lines of credit with domestic and foreign banks aggregating $25,588, of which $6,539 were short-term and $19,049 were available for long-term borrowings. During 1996, the company expects to finance capital spending and working capital requirements with cash provided by operations and long-term borrowings. 1996 expenditures for capital equipment additions are expected to be higher than the 1995 level as additional property, plant and equipment may be necessary to support future growth from new products and new business initiatives.

1994 COMPARED WITH 1993

Net income was $907, or $.13 per share, in 1994, compared with $4,784, or $.68 per share, in 1993. Net income per share reflects a two-for-one stock split to shareholders of record on November 27, 1995. 1994's net income includes $3,300 pretax for the purchase of direct wafer measurement technology from IBM, as well as approximately $1,000 in incremental costs to begin to develop the technology. 1994's costs also include $925 in "Selling, general and administrative expenses," relating to the retirement of the company's former president. 1993's net income includes the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109) of $1,447, or $.21 per share. Also included in fiscal 1993 are special charges of $1,046 pretax for severance and other costs related to the August 1993 workforce reduction.

Net sales of $89,248 were two percent below $91,146 in 1993. Sales volume was down slightly from year to year. A two percent strengthening of the U.S. dollar against European currencies and higher discounts caused the decrease. Geographically, an increase in sales of $3,159, or 48 percent to the Pacific Basin, almost half of which was due to sales to the semiconductor industry of automatic parametric test systems, was more than offset by lower sales domestically and in Europe. Lower domestic sales can be attributed to higher than average sales volume for automatic parametric test systems in 1993, lower 1994 sales in the personal computer based data acquisition products, and uncertainty in health care which caused a sales decline in the Radiation Measurements Division. The decline in Europe is due mainly to the strengthening of the U.S. dollar versus foreign currencies.

Cost of goods sold increased to 39.5 percent of net sales compared to 37.9 percent in 1993. The increase was due primarily to lower gross margins in Europe due to the two percent strengthening of the U.S. dollar and higher sales of lower margin products worldwide. The effect of foreign exchange hedging on cost of goods sold was not material in 1994.

Selling, general and administrative expenses decreased $651 or two percent to $37,765 from $38,416 in 1993. The decrease is due to lower costs in 1994 as a result of the August 1993 workforce reduction, partially offset by $925 in expenses related to the retirement of the company's former president.

Product development expenses increased $1,247 or 12 percent to 13.0 percent of net sales compared to 11.3 percent of net sales. Approximately $1,000 of the increase is due to additional spending to develop the direct wafer measurement technology acquired during the third quarter of fiscal 1994.

Purchased technology of $3,300 represents the direct wafer technology rights acquired from IBM. Per the provisions of the purchase agreement with IBM, the company will also pay future royalties based on specified sales levels. There is no minimum royalty payment required; however, $3,000 must be paid by May 26, 2000 to retain exclusive rights to the technology.

Special charges of $(42) recorded in 1994 represent the reversal of 1993's accrual for expenses related to the August 1993 workforce reduction. $1,046 was recorded in fiscal 1993 for this workforce reduction. At September 30, 1994, the accrual recorded on the company's balance sheet was $0.

Financing expenses (net of investment income) were flat in 1994 versus 1993. Reduced interest costs due to the lower debt levels were offset by lower interest income and higher interest expense for the company's corporate-owned life insurance.

The company recorded an income tax benefit in 1994. The tax benefit resulted from the utilization of foreign tax credits and FSC benefits. The higher than statutory rate for 1993, 39.7 percent versus 34.0 percent, resulted from the company's inability to utilize certain tax credits and the non-deductibility of goodwill amortization.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS
(In Thousands of Dollars Except for Per Share Data)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of Keithley Instruments, Inc. and its subsidiaries. Intercompany transactions have been eliminated. Certain items have been reclassified to conform to the 1995 presentation.

REVENUE RECOGNITION

      Sales are recognized at time of shipment for all products.

PRODUCT DEVELOPMENT EXPENSES

      Expenditures for product development are charged to expense as incurred. These expenses include the cost of computer software, an integral part of certain products. Costs defined by Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," are immaterial to the financial statements and have been expensed as incurred. The company continually reviews the materiality and financial statement classification of computer software expenditures.

INVENTORIES

      Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are stated at cost. Depreciation is provided over periods approximating the estimated useful lives of the assets. Substantially all manufacturing, laboratory and office equipment is depreciated by the double declining balance method over periods of 3 to 10 years.
Buildings are depreciated by the straight-line method over periods of 23 to 45 years. Leasehold improvements are amortized over the terms of the leases.

INTANGIBLE ASSETS

      Intangible assets relate to business acquisitions and are amortized on a straight-line basis over their estimated useful lives, ranging from 2 to 20 years. Management reviews the carrying value of intangible assets using an estimated future cash flow method (undiscounted and without interest charges) whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Prior to 1995, the company used a discounted cash flow method.

OTHER ASSETS

      Included in the "Other assets" caption of the Consolidated Balance Sheet at September 30, 1995 and 1994, were $4,827 and $4,013, respectively, in deferred tax assets. Also included in "Other assets" were pension related assets. (See note E.)

      The "Net cash provided by operating activities" caption of the Consolidated Statement of Cash Flows at September 30, 1994 included proceeds of $2,503 from redeeming cash surrender value from the company's corporate-owned life insurance program. The remaining cash surrender value is classified in "Other assets."

OTHER ACCRUED EXPENSES

      Included in the "Other accrued expenses" caption of the Consolidated Balance Sheet at September 30, 1995 and 1994, were $1,522 and $1,187, respectively, for commissions payable to outside sales representatives of the company.

INCOME TAXES

      In the fourth quarter of 1993, the company adopted the provisions of Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes," effective October 1, 1992. The statement requires that deferred taxes be established for all temporary differences between the book and tax bases of assets and liabilities, measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      Provision has been made for estimated United States and foreign withholding taxes, less available tax credits, for the undistributed earnings of the non-U.S. subsidiaries as of September 30, 1995.

STOCK SPLIT/NET INCOME PER SHARE

         On November 6, 1995, the company's board of directors approved a two-for-one split of the company's Common Shares and Class B Common Shares. The split was effected in the form of a stock dividend payable on December 11, 1995, to shareholders of record on November 27, 1995. All share and per share amounts have been adjusted to reflect the stock split on a retroactive basis.

      The weighted average number of shares outstanding used in determining net income per share restated for the stock split was 7,476,138 (7,719,776 on a fully diluted basis) in 1995, 7,087,654 in 1994 and 7,060,838 in 1993. Both
Common Shares and Class B Common Shares are included in calculating the weighted average number of shares outstanding. Net income per share on a fully diluted basis was not materially different than net income per share in 1994 and 1993.

HEDGING AND RELATED FINANCIAL INSTRUMENTS

         The company utilizes foreign currency borrowings and foreign exchange contracts to hedge foreign exchange risks for sales denominated in foreign currencies and net equity or unremitted foreign earnings.

         To hedge sales, the company purchases foreign exchange contracts to sell foreign currencies to fix the exchange rates related to near-term sales and the company's margins. Underlying hedged transactions are recorded at hedged rates, therefore realized and unrealized gains and losses are recorded when the operating revenue and expenses are recorded.

         To hedge equity or unremitted earnings, the company borrows foreign currencies or purchases foreign exchange contracts. Realized and unrealized after-tax gains or losses on the hedging instruments are reflected in the cumulative translation adjustment component of shareholders' equity.

         The company has entered into swap instruments to mitigate the risk of interest rate changes. The amounts exchanged under the swap agreements are included in the "Financing expenses (net of investment income)" caption of the Consolidated Statement of Income. The estimated fair value of the swap instruments are determined through quotes from the related financial institution.

         The company is exposed to credit loss in the event of nonperformance by the counterparties to these financial instruments. Because the counterparties are major financial institutions, the company does not expect such nonperformance.

NOTE B - PURCHASED TECHNOLOGY AND SPECIAL CHARGES

      In 1994, the company expensed $3,300 to acquire the right to develop and commercialize direct wafer measurement technology from IBM. Per the provisions of the purchase agreement with IBM, the company will also pay future royalties based on specified sales levels. There is no minimum royalty payment required; however, $3,000 must be paid by May 26, 2000 to retain exclusive rights to the technology.

      The Consolidated Statement of Income includes "Special charges" for fiscal 1994 of $(42) pretax. This credit represents the reversal of charges no longer necessary for which a provision was recorded in 1993.

      The company recorded special charges of $1,046 pretax in fiscal 1993.
The special charges are comprised of $1,196 for estimated severance and other related benefits resulting from the workforce reduction which took place during the fourth quarter of 1993. This amount was reduced by $150 relating to the adjustment of a previously recorded accrual, resulting in a net charge of $1,046.

NOTE C - FINANCING ARRANGEMENTS

                                                                                  September 30,
                                                                                  -------------
                                                                               1995           1994
                                                                               ----           ----
Long-term debt:
Revolving loans with various banks at interest rates of
  4.625% to 8.75% based on LIBOR, FIBOR
  or U.S. prime, with interest due monthly;
  principal due May 31, 1998                                                 $  5,951       $  3,631
  Note payable                                                                     --            909
Obligations under capital leases at interest rates
    of 8.75% to 11.76%                                                            162            276
                                                                              -------       --------
                                                                                6,113          4,816
  Less-Current installments on long-term debt                                      71            217
                                                                             --------       --------
Total long-term debt                                                         $  6,042       $  4,599
                                                                              =======        =======

     The company has a $25,000 debt facility ($5,951 outstanding at September 30, 1995) that expires May 31, 1998, which provides unsecured, multi-currency revolving credit at various interest rates based on U.S. prime, LIBOR or FIBOR. Commitment fees of 1/4% are required on the unused portion of the first $15,000 of the revolving credit facility and of 1/8% on the remaining $10,000 of the facility.

      At September 30, 1995, the company had total unused lines of credit with domestic and foreign banks aggregating $25,588, including short-term and long-term lines of credit of $6,539 and $19,049, respectively. Under certain long-term debt agreements, the company is required to comply with various financial ratios and covenants. Principal payments on long-term debt during the next five years are scheduled as follows: 1996-$71; 1997-$69; 1998-$5,973; 1999-$0; 2000-$0.

      The LIBOR interest rate was 5.875 percent and 5.0569 percent at September 30, 1995 and 1994, respectively.

      During 1995, the company entered into two interest rate swap agreements with commercial banks to effectively fix its long-term interest rates at under seven percent for $6,000 of variable rate debt. The first agreement effectively fixes the interest rate on a notional $3,000 of variable LIBOR rate debt at 6.84 percent, and expires June 17, 2002. The second agreement effectively fixes the interest rate on another notional $3,000 of variable LIBOR rate debt at 6.915 percent, and expires September 18, 2005. The interest differentials to be paid or received on the notional amounts of the swaps are recognized over the lives of the agreements. At current interest rates, the swaps require the company to make payments to the bank. The fair value of the swaps was insignificant at September 30, 1995.

      Following is an analysis of financing expenses, net of investment income:

                                       1995             1994             1993
                                       ----             ----             ----
Interest expense                      $1,092           $  939           $1,069
Investment income                       (106)            (118)            (252)
                                      ------           ------           ------
                                      $  986           $  821           $  817
                                       =====           ======           ======

NOTE D - FOREIGN CURRENCY

      The functional currency for the company's foreign subsidiaries is the applicable local currency. Income and expenses are translated into U.S. dollars at average exchange rates for the period. Assets and liabilities are translated at the rates in effect at the end of the period. Translation gains and losses are recognized in the cumulative translation component of shareholders' equity.

      Following is an analysis of the cumulative translation component of shareholders' equity:

                                                                1995             1994             1993
                                                                ----             ----             ----
Balance at beginning of year                                 $   368          $   188           $1,471
Adjustments to financial statements for
 translation of foreign currency                                 324              232           (1,343)
Gains (losses) from hedging net invest-
 ments in foreign subsidiaries net of
 income taxes (benefit) of $(53) in 1995,
 $27 in 1994 and $(98) in 1993.                                 (103)             (52)              60
                                                             -------          -------           ------
Balance at end of year                                       $   589          $   368           $  188
                                                             =======          =======           ======

      Certain transactions of the company and its foreign subsidiaries are denominated in currencies other than the functional currency. The Consolidated Statement of Income includes foreign exchange gains (losses) from such foreign exchange transactions of $(22), $78 and $(109) for 1995, 1994 and 1993, respectively.

      At September 30, 1995, the company had obligations under forward exchange contracts to sell 3,700,000 Deutsche marks, 360,000 British pounds, 5,100,000 French francs and 650,000,000 Italian lira at various dates through January 1996. The foreign exchange contracts' amounts of $4,600 had a fair value of approximately $4,518 at September 30, 1995.

      The company has purchased and written currency option contracts with a commercial bank that effectively provide minimum and maximum exchange rates that the company would receive for anticipated foreign currency denominated sales. Under the terms of the options, the company has the right to deliver 4,500,000 Deutsche marks at a rate of 1.50 per U.S. dollar and the obligation, if called, to deliver 4,018,000 Deutsche marks at a rate of 1.34 per U.S. dollar. The options expire in equal amounts in February, March and April, 1996. The options had no effect on net income in fiscal 1995, and gains and losses on the options, if any, are recorded as incurred.

NOTE E - EMPLOYEE BENEFIT PLANS

         The company has non-contributory defined benefit pension plans covering approximately three-fourths of its employees in the United States and certain non-U.S. employees. Pension benefits are based upon the employee's length of service and a percentage of compensation above certain base levels. Pension expense for these plans is shown below:

                                                                     1995              1994           1993
                                                                     ----              ----           ----
      Service cost-benefits earned during the period               $   605          $   675        $   651
      Interest cost on projected benefit obligation                    945              879            838
      Actual return on assets                                       (1,818)             (18)        (1,062)
      Net amortization and deferral                                    884             (890)           316
                                                                   -------          -------        -------
      Net periodic pension cost                                    $   616          $   646        $   743
                                                                   =======          =======        =======

      The following table sets forth the funded status of the company's plans and the related amounts recognized in the Consolidated Balance Sheet at September 30, 1995 and 1994:

                                                                                                 Non-U.S.
                                                            United States Plan                     Plan
                                                                Overfunded                    Underfunded*
                                                            ---------------------             ------------
                                                             1995         1994             1995           1994
                                                             ----         ----             ----           ----
Actuarial present value of benefit obligations:
Vested benefit obligation                                 $  9,028       $  8,200         $ 1,380    $ 1,142
                                                          ========       ========         =======    =======
Accumulated benefit obligation                            $  9,189       $  8,341         $ 1,573    $ 1,338
                                                          ========       ========         =======    =======
Projected benefit obligation                              $ 11,201       $ 10,099         $ 2,358    $ 2,200
Plan assets at fair value                                 $ 13,707       $ 11,382         $   455    $   358
                                                          --------        -------         -------    -------
Projected benefit obligation (in excess of)
  or less than plan assets                                $  2,506       $  1,283         $(1,903)   $(1,842)
Unrecognized net gain                                       (1,671)          (960)           (788)      (460)
Unrecognized prior service cost                              1,293          1,401              --         --
Unrecognized initial net (asset) obligation                   (444)          (488)            307        304
                                                          --------       --------         -------    -------
Prepaid pension assets (pension liability)
  recognized in the Consolidated Balance
  Sheet                                                   $  1,684       $  1,236         $(2,384)   $(1,998)
                                                          ========       ========         =======    =======

*     The company has purchased indirect insurance of $2,338 which is expected to be available to the company as non-U.S. pension liabilities of
      $2,384 mature.   The caption, "Other assets," on the company's
      Consolidated Balance Sheet includes $2,338 and $1,915 at September 30, 1995 and 1994, respectively, for this asset. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," this company asset is not included in the non-U.S. plan assets.

      The significant actuarial assumptions as of the year-end measurement date were as follows:

                                                               1995          1994         1993
                                                               ----          ----         ----
United States Pension Plan:
Discount rates                                                7.5%          7.5%         7.5%
Expected long-term rate of return on plan assets              8.5%          8.5%         8.5%
Rates of increase in compensation levels                      5.5%          5.5%         6.0%

Non-U.S. Pension Plan:
Discount rates                                                7.5%          8.0%         7.5%
Expected long-term rate of return on plan assets              7.0%          7.5%         7.0%
Rates of increase in compensation levels                      4.5%          5.0%         5.0%

      The "Projected Unit Credit" Actuarial Cost Method is used to determine the company's annual expense.

      For the United States plan, the company uses the "Entry Age Normal" Actuarial Cost Method to determine its annual funding requirements. This actuarial method currently results in funding amounts significantly greater than the amounts expensed. United States plan assets are invested primarily in common stocks and fixed-income securities.

      There are no requirements for the company to fund the non-U.S. pension plan. Non-U.S. plan assets represent employee contributions and are invested in a direct insurance contract payable to the individual participants.

      In addition to the defined benefit pension plan, the company also maintains a retirement plan for substantially all of its employees in the United States under Section 401(k) of the Internal Revenue Code. The company may, at its discretion, make contributions to the 401(k) plan. Expense for this retirement plan amounted to $539, $324 and $244 in 1995, 1994 and 1993, respectively.

      The company also has unfunded supplemental executive retirement plans
(SERP) for certain key officers which includes retirement, death and disability benefits. Expense for these benefits was $85 for 1995, $165 for 1994, and $200 for 1993. During the third quarter of 1994 and in connection with the retirement of its former president, the company settled a portion of its SERP obligation through a lump-sum distribution of $1,236, resulting in a net charge to earnings of $343. Liabilities of $355 and $270 were accrued in the "Other long-term liabilities" caption on the company's Consolidated Balance Sheet to meet all SERP obligations at September 30, 1995 and 1994, respectively.

NOTE F - STOCK PLANS

      The company has employee stock options outstanding under two plans and directors' stock options outstanding under one plan. All incentive options have been granted at or above fair market value at the date of grant. The company also has an employee stock purchase plan. All share and per share amounts have been adjusted to reflect the two-for-one stock split on a retroactive basis.

Employee Stock Option Plans:
---------------------------

      Under the 1984 Stock Option Plan and the 1992 Stock Incentive Plan, 675,000 and 700,000 of the company's Common Shares, respectively, were reserved for the granting of options to officers and other key employees. After February 11, 1994, no new grants could be issued from the 1984 Stock Option Plan. The Compensation and Human Resources Committee administers the plans with incentive stock options granted at not less than fair market price at the date of the grant for a period not to exceed ten years from the grant date. The option price under a nonqualified stock option is determined by the Committee on the date the option is granted. The 1992 Stock Incentive Plan also provides for restricted stock awards and stock appreciation rights. This plan will expire on February 8, 2002. All options outstanding at the time of termination of either plan shall continue in full force and effect in accordance with their terms.

      The following table summarizes the changes in the number of Common Shares under option for both employee stock option plans (retroactively restated for the two-for-one stock split):

                                                                                                    Option Price
Shares subject to option at                                                                             Range
  September 30, 1992                                                  590,650                  $ 3.50 to $9.28
                                                                      -------
  Options granted                                                     154,110                  $ 4.63 to $5.57
  Options exercised                                                   (21,002)                 $ 3.50 to $5.46
  Options forfeited                                                   (54,578)                 $ 4.06 to $9.28
                                                                      -------
Shares subject to option at
  September 30, 1993                                                  669,180                  $ 3.50 to $8.44
                                                                      -------
  Options granted                                                     391,400                  $ 4.75 to $5.38
  Options exercised                                                   (86,352)                 $ 3.50 to $4.31
  Options forfeited                                                  (137,340)                 $ 4.13 to $8.44
                                                                      -------
Shares subject to option at
  September 30, 1994                                                  836,888                  $ 4.00 to $8.44
                                                                      -------
  Options granted                                                     235,100                  $ 5.19 to $13.69
  Options exercised                                                   (94,608)                 $ 4.00 to $ 8.44
  Options forfeited                                                    (5,792)                 $ 4.75 to $6.06
                                                                      -------
Shares subject to option at
  September 30, 1995                                                  971,588                  $ 4.00 to $13.69
                                                                      =======
Exercisable options at September 30, 1995                             288,630                  $ 4.00 to $8.44
                                                                      =======
Exercisable options at September 30, 1994                             294,892                  $ 4.00 to $8.44
                                                                      =======

In fiscal 1993, 5,000 shares were issued as restricted stock awards, which vest over a five-year period.

1992 Directors' Stock Option Plan:
---------------------------------

         The 1992 Directors' Stock Option Plan provides for the issuance of 60,000 of the company's Common Shares to nonemployee Directors. Under the terms of the plan, each non-employee Director is automatically granted an option to purchase 600 Common Shares at the close of each annual shareholders' meeting. The option price shall be the fair market value of a Common Share on the date of grant. The option is exercisable six months and one day after the date of grant and will expire after ten years. The plan provides for the granting of stock options through December 7, 2002. During fiscal years 1995, 1994 and 1993, 4,200, 4,800 and 3,600 options were granted at option prices of $5.19, $5.00 and $6.19, respectively. During 1995, 1,800 options were exercised at prices ranging from $5.00 to $7.50. As of September 30, 1995 and 1994, 14,400 and 12,000 shares were exercisable, respectively. Options available for future grants were 43,800 and 48,000 at September 30, 1995 and 1994, respectively.

1993 Employee Stock Purchase Plan:
---------------------------------

On February 5, 1994, the company's shareholders approved the 1993 Employee Stock Purchase and Dividend Reinvestment Plan. The Plan offers eligible employees the opportunity to acquire the company's Common Shares at a discount and without costs. Eligible employees can only participate in the plan on a year-to-year basis, must enroll prior to the commencement of each plan year and must authorize monthly payroll deductions. The purchase price of the Common Shares is 85 percent of the lower market price at the beginning or ending of the plan year, which is on a calendar year basis. A total of 250,000 Common Shares are available for purchase under the plan. Total shares can be increased with shareholder approval or the plan can be terminated when the 250,000 shares are fully subscribed. During 1995, 40,050 shares were issued under the plan at a price of $4.14 per share.

NOTE G - INCOME TAXES

      The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109) effective October 1, 1992. The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting amounts and the tax bases of assets and liabilities.

      The cumulative effect of adopting FAS 109 as of October 1, 1992 was to increase net income for fiscal year 1993 by $1,447, or $.21 per share.

      For financial reporting purposes, income (loss) before income taxes and cumulative effect of accounting change includes the following components:

                                                                 1995             1994             1993
                                                                 ----             ----             ----
      United States                                             $1,970          $(2,211)          $3,566
      Non-U.S.                                                   4,452            2,335            1,964
                                                                ------          -------           ------
                                                                $6,422          $   124           $5,530
                                                                ======          =======           ======
      The provision for income taxes is as follows:
                                                                 1995             1994             1993
                                                                 ----             ----             ----
Current:
      Federal                                                  $   720          $   318           $1,328
      Non-U.S.                                                   1,859            1,009              805
      State and local                                              146              106               38
                                                                ------          -------           ------
      Total current                                              2,725            1,433            2,171
                                                                ------          -------           ------
Deferred:
      Federal                                                   (1,199)          (2,154)              54
      Non-U.S.                                                     (18)             (62)             (32)
                                                                ------           ------          -------
      Total deferred                                            (1,217)          (2,216)              22
                                                                ------          -------          -------
      Total provision                                          $ 1,508          $  (783)          $2,193
                                                               =======          =======          =======

      Differences between the statutory United States federal income tax and the effective income tax rate are as follows:

                                                                 1995             1994             1993
                                                                 ----             ----             ----
Federal income tax at statutory rate                            $2,183         $     42           $1,880
State and local income taxes                                        96               70               25
Tax on non-U.S. income and tax credits                            (881)          (1,193)             182
Non-deductible amortization                                        158              158              158
Other                                                              (48)             140              (52)
                                                                ------         --------           ------
Effective income tax                                            $1,508         $   (783)          $2,193
                                                                ======         ========           ======

      Significant components of the company's deferred tax assets and liabilities as of September 30, 1995 and 1994 are as follows:

Deferred tax assets:                                                    1995             1994
-------------------                                                    -----            -----
Foreign tax credit carryforwards                                     $    79          $   882
Capitalized research and development                                   2,905            2,282
Intangibles                                                            1,274            1,641
State and local taxes                                                  1,089            1,163
Alternative minimum tax credit carryforwards                           1,282              992
Deferred compensation                                                    949              555
Inventory                                                                971            1,039
General business credit carryforwards                                    488              398
Other                                                                  1,131              728
                                                                     -------          -------
Total deferred tax assets                                             10,168            9,680
                                                                     -------          -------
Valuation allowance for deferred tax assets                           (2,606)          (3,330)
                                                                     -------          -------
                                                                       7,562            6,350
                                                                     -------          -------

Deferred tax liabilities:
------------------------
Pension contribution                                                     771              699
Other                                                                    383              460
                                                                     -------          -------
Total deferred tax liabilities                                         1,154            1,159
                                                                     -------          -------
Net deferred tax assets                                               $6,408           $5,191
                                                                     =======          =======

      The valuation allowance relates to tax credit carryforwards which more likely than not will not be realized. The current year decrease in the valuation allowance relates primarily to the utilization of foreign tax credit carryforwards.

      At September 30, 1995, the Company had capital loss and tax credit carryforwards as follows:

                                                             Year Expiration
                                                                Commences
                                                             ---------------
General business credit                     $488                   2002
Foreign tax credit                            79                   1997
Capital loss                                 277                   1997
Alternative minimum tax credit             1,282                 Indefinite

NOTE H - STOCK AND RELATED ACCOUNTS

         On November 6, 1995, the company's board of directors approved a two-for-one split of the company's Common Shares and Class B Common Shares. The split was effected in the form of a stock dividend payable on December 11, 1995, to shareholders of record on November 27, 1995. All per share amounts have been adjusted to reflect the stock split on a retroactive basis.

      The Class B Common Shares have ten times the voting power of the Common Shares but are entitled to cash dividends of no more than 80% of the cash dividends on the Common Shares. Holders of Common Shares, voting as a class, elect one-fourth of the company's board of directors and participate with holders of Class B Common Shares in electing the balance of the directors and in voting on all other corporate matters requiring shareholder approval. Additional Class B Common Shares may be issued only to holders of such Shares for stock dividends or stock splits. These Shares are convertible at any time to Common Shares on a one-for-one basis. Following is an analysis of changes in stock and related accounts:

                                                                                                            Capital in
                                                                                        Class B              Excess of
                                                         Common Shares               Common Shares         Stated Value
                                                         -------------               -------------         ------------
                                                         $      Shares             $     Shares
                                                         -      ------             -     ------
  Balance, September 30, 1992                         $100     3,994,336         $  76  3,057,250               $3,337
  Shares issued under stock plans,                                16,304
      net of 9,698 Shares tendered                      --                          --         --                   50
  Conversion of Class B Common
      Shares to Common Shares                            1        23,170            --    (23,170)                  --
                                                   -------    ----------      --------  ----------            --------
  Balance, September 30, 1993                          101     4,033,810            76  3,034,080                3,387
  Shares issued under stock plans,
      net of 49,36 Shares tendered                       1        36,986            --         --                   82
  Conversion of Class B Common
      Shares to Common Shares                            2        86,040            (2)   (86,040)                  --
                                                    ------    ----------         -----  ----------            --------
  Balance, September 30, 1994                          104     4,156,836            74  2,948,040                3,469
  Shares issued under stock plans,
      net of 13,362 Shares tendered                      3       123,096            --         --                  512
  Conversion of Class B Common
      Shares to Common Shares                            1        29,044            (1)   (29,044)                  --
                                                    ------    ----------         -----  ---------             --------
  Balance, September 30, 1995                         $108     4,308,976         $  73  2,918,996               $3,981
                                                      ====    ==========         =====  =========             ========

NOTE I - LEASES

      The company leases certain equipment under capital leases.
Manufacturing, laboratory and office equipment includes $592 and $621 of leased equipment at September 30, 1995 and 1994, respectively. Accumulated depreciation includes $517 and $479 at September 30, 1995 and 1994, respectively, related to these leases. The company also leases certain office and manufacturing facilities and office equipment under operating leases. Rent expense under operating leases for 1995, 1994 and 1993 was $2,119, $2,046 and $2,308, respectively. Future minimum lease payments under operating leases are:

      1996                                                    $2,126
      1997                                                     1,671
      1998                                                     1,146
      1999                                                     1,075
      2000                                                     1,050
      After 2000                                               2,072
                                                               -----
Total minimum operating lease payments                        $9,140
                                                               =====

NOTE J - BUSINESS SEGMENTS

      The company operates in a single industry segment and is engaged in the design, development, manufacture and marketing of complex electronic instruments and systems.

      The company's operations by geographic area are presented below:

                                                              1995             1994             1993
                                                              ----             ----             ----
NET SALES, INCLUDING
  INTERCOMPANY SALES:
---------------------

United States *                                             $ 88,410         $ 72,337         $ 74,258
Europe                                                        37,659           30,107           30,759
Intercompany                                                 (16,495)         (13,196)         (13,871)
                                                             -------           ------           ------
Net sales                                                   $109,574         $ 89,248         $ 91,146
                                                             =======          =======          =======

                                                              1995             1994             1993
                                                              ----             ----             ----
INCOME BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE:
-----------------------------------------
United States                                              $   4,282       $      922        $   5,869
Europe                                                         4,158            2,280            1,764
Adjustments/eliminations                                          77               92              271
                                                           ---------       ----------        ---------
                                                               8,517            3,294            7,904
                                                           ---------       ----------        ---------
Corporate expenses                                            (1,109)          (2,349)          (1,557)
Financing expenses (net of investment income)                   (986)            (821)            (817)
                                                           ---------       ----------        ---------
Income before income taxes and
  cumulative effect of accounting change                   $   6,422       $      124        $   5,530
                                                           =========       ==========        =========
IDENTIFIABLE ASSETS:
--------------------
United States                                               $ 49,087         $ 40,378         $ 40,224
Europe                                                        11,164           10,109           10,626
Adjustments/eliminations                                      (5,429)          (5,195)          (4,382)
                                                           ---------       ----------        ---------
                                                              54,822           45,292           46,468
Corporate assets                                              11,287            9,118            5,945
                                                           ---------       ----------        ---------
Total assets                                                $ 66,109         $ 54,410         $ 52,413
                                                           =========       ==========        =========

* U.S. sales include $18,793, $13,625 and $10,475 in export sales to markets other than Europe in 1995, 1994 and 1993, respectively.

       Intercompany sales were at cost plus a negotiated markup. Assets of geographic areas are identified with the operations of each area. Corporate assets consist of cash and cash equivalents, other receivables, prepaid expenses and deferred income taxes.

NOTE K - CONTINGENCIES

      The company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the company's financial position, results of operations or cash flows.

NOTE L - SUBSEQUENT EVENT

      On November 6, 1995, the company's board of directors approved a two-for-one split of the company's Common Shares and Class B Common Shares.
The split was effected in the form of a stock dividend, payable on December 11, 1995, to shareholders of record on November 27, 1995. All share and per share amounts have been adjusted to reflect the stock split on a retroactive basis.

         On November 28, 1995, the company's Common Shares began trading on the New York Stock Exchange under the symbol KEI.

Report of Independent Accountants
---------------------------------

To the Board of Directors and Shareholders of Keithley Instruments, Inc.


         In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of earnings reinvested in the business and of cash flows present fairly, in all material respects, the financial position of Keithley Instruments, Inc. and its subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         As discussed in Notes A and G to the consolidated financial statements, in 1993 the company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," effective as of October 1, 1992.


PRICE WATERHOUSE LLP



Cleveland, Ohio
November 9, 1995

Statement of Management Responsibility
--------- -- ---------- --------------

      The consolidated financial statements of Keithley Instruments, Inc. were prepared by management and, accordingly, management is responsible for their accuracy and objectivity. The company utilizes accounting policies which are, in the judgment of management, the most appropriate for the company's circumstances. Certain estimates and judgments are required in the preparation of financial statements. The financial information included in this Annual Report has been prepared using management's best estimates, which were based upon appropriate research and investigation.

      The company maintains internal accounting control systems that are designed to detect and correct material misstatements of financial information. These systems are regularly modified in response to the company's changing business conditions. Additionally, our independent accountants, Price Waterhouse LLP, obtain a sufficient understanding of the internal control structure in order to plan and complete the annual audit of the company's financial statements.

      The Audit Committee of the Board of Directors, which consists of three directors otherwise independent of the company, serves an oversight role in reviewing the internal control monitoring process. The Committee regularly meets with and has direct access to Price Waterhouse LLP.

      Management acknowledges its responsibility to provide financial information (both audited and unaudited) that is representative of the company's operations and financial position, prepared on a consistent basis and relevant for a meaningful appraisal of the company.



Joseph P. Keithley                               Ronald M. Rebner
Chairman, President                              Vice President and Chief
and Chief Executive Officer                      Financial Officer

Stock Market Price and Cash Dividends


         Prior to November 28, 1995, the company's Common Shares traded on the American Stock Exchange under the symbol KEI. The high and low prices shown below are sales prices of the company's Common Shares as reported on the AMEX. Beginning November 28, 1995, the company's Common Shares trade on the New York Stock Exchange under the symbol KEI. There is no established public trading market for the company's Class B Common Shares; however, they are readily convertible on a one-to-one basis for Common Shares.


                                                                                                          Cash Dividends
                                                                                 Cash Dividends            Per Class B
                    Fiscal 1995                  High            Low            Per Common Share           Common Share
                    -----------                  ----            ---            ----------------           ------------
                    First Quarter              $ 5 1/4        $ 4 1/2               $  .025                   $  .020
                    Second Quarter               6 7/16         4 13/16                .025                      .020
                    Third Quarter               11              6 9/16                 .025                      .020
                    Fourth Quarter              15 15/16       10 1/4                  .031                      .025


                                                                                                          Cash Dividends
                                                                                 Cash Dividends            Per Class B
                    Fiscal 1994                  High            Low            Per Common Share           Common Share
                    -----------                  ----            ---            ----------------           ------------
                    First Quarter              $ 6 1/8        $ 4 13/16             $  .025                 $  .020
                    Second Quarter               5 1/4          4 7/8                  .025                    .020
                    Third Quarter                5 1/2          4 3/4                  .025                    .020
                    Fourth Quarter               5 5/16         4 5/8                  .025                    .020

Share and per share amounts reflect a two-for-one stock split paid December 11, 1995, to shareholders of record on November 27, 1995.

Unaudited Quarterly Results of Operations
(In Thousands of Dollars Except for Per Share Data)


                    1995                                                    First         Second         Third        Fourth
                    ----                                                    -----         ------         -----        ------
                    Net sales                                               $23,525       $27,850      $28,975       $29,224

                    Cost of goods sold                                        9,097        10,842       11,135        11,298

                    Income before income taxes                                  481         1,738        1,992         2,211

                    Net income                                                  346         1,318        1,494         1,756

                    Net income per share                                        .05           .18          .20           .23

                    Fully diluted net income per share                          .05           .18          .20           .23

                    1994
                    ----

                    Net sales                                               $21,649       $22,253      $21,913       $23,433

                    Cost of goods sold                                        8,600         8,874        8,650         9,135

                    Income (loss) before income taxes                         1,198         1,117       (3,309)        1,118

                    Net income (loss)                                           815           852       (1,835)        1,075

                    Net income (loss) per share                                 .12           .12         (.26)          .15

                    Fully diluted net income (loss) per share                   .12           .12         (.26)          .15


Per share amounts reflect a two-for-one stock split paid December 11, 1995, to shareholders of record on November 27, 1995.

Eleven Year Summary
(In Thousands Of Dollars Except For Per Share Data)

For the year ended September 30,                          1995      1994      1993(b)    1992      1991       1990
Operating Results
 Net sales                                            $109,574    89,248    91,146     94,666    99,497    100,593
 Income (loss) before income taxes and
  cumulative effect of accounting change                $6,422       124     5,530    (10,420)    6,816      5,675
 Net income (loss)                                      $4,914       907     4,784    (12,453)    4,233      3,378
 Net income (loss) per share (a)                         $0.66      0.13      0.68      (1.77)     0.60       0.48
 Fully diluted net income (loss) per share (a)           $0.64      0.13      0.68      (1.77)     0.60       0.48

Common Stock Information (a)
 Cash dividends per Common Share                        $0.106     0.100     0.100      0.100     0.094      0.089
 Cash dividends per Class B Common Share                $0.085     0.080     0.080      0.080     0.075      0.071
 Weighted average number of shares
  outstanding-fully diluted (in thousands)               7,720     7,088     7,061      7,046     7,026      7,014
 At fiscal year-end:
  Number of shareholders of record                         535       567       587        618       664        686
  Dividend payout ratio (e)                               16.1%     76.9%     14.7%        --      15.7%      18.5%
  Price/earnings ratio (e)                                23.3      40.4       7.4         --      10.1        8.5
  Shareholders' equity per share                         $5.11      4.50      4.45       4.05      5.85       5.40
  Closing market price                                 $14.938     5.250     5.000      4.563     6.063      4.063

Balance Sheet Data
 Total assets                                          $66,109    54,410    52,413     53,160    66,637     69,205
 Current ratio                                             2.0       1.9       2.2        2.3       2.1        2.3
 Total debt                                             $6,113     4,816     6,518      8,978    10,506     16,562
 Total debt-to-capital                                    14.2%     13.1%     17.2%      23.9%     20.3%      30.4%
 Shareholders' equity                                  $36,902    31,946    31,415     28,530    41,129     37,870

Other Data
 Return on average shareholders' equity                   14.3%      2.9%     16.0%     -35.8%     10.7%       9.4%
 Return on average total assets                            8.2%      1.7%      9.1%     -20.8%      6.2%       4.9%
 Return on net sales                                       4.5%      1.0%      5.2%     -13.2%      4.3%       3.4%
 Number of employees                                       659       625       625        679       716        750
 Sales per employee                                     $170.7     142.8     139.8      135.7     135.7      134.8
 Cash flow (c)
  Noncash charges to income                             $2,573     1,346     1,849     15,185     4,325      6,649
  Net cash provided by operating activities             $2,457     6,641     6,289      4,475     9,399      9,111
 Ten-year compound annual growth rate
  Net sales                                                8.8%      7.0%     10.0%      11.1%     12.8%      13.7%
  Net income (e)                                           5.7%    -14.2%      9.1%        --      39.7%      10.4%



For the year ended September 30,                           1989      1988      1987       1986(d)   1985

Operating Results
 Net sales                                               88,728    72,282    57,652     47,681    47,087
 Income (loss) before income taxes and
  cumulative effect of accounting change                  7,311     8,204     5,209      4,323     4,101
 Net income (loss)                                        4,131     5,414     3,280      2,909     2,821
 Net income (loss) per share (a)                           0.59      0.78      0.49       0.44      0.43
 Fully diluted net income (loss) per share (a)             0.59      0.78      0.49       0.44      0.43

Common Stock Information (a)
 Cash dividends per Common Share                          0.082     0.058     0.046      0.041     0.037
 Cash dividends per Class B Common Share                  0.066     0.046     0.036      0.033     0.024
 Weighted average number of shares
  outstanding- fully diluted (in thousands)               6,994     6,974     6,790      6,696     6,654
 At fiscal year-end:
  Number of shareholders of record                          699       711       357        313       294
  Dividend payout ratio (e)                                13.9%      7.4%      9.4%       9.4%      8.6%
  Price/earnings ratio (e)                                 11.0      11.5      17.5       13.8      12.9
  Shareholders' equity per share                           4.88      4.37      3.68       3.08      2.59
  Closing market price                                    6.500     8.938     8.500      6.000     5.500

Balance Sheet Data
 Total assets                                            69,917    46,602    44,268     33,065    28,869
 Current ratio                                              2.7       2.4       1.9        2.8       2.6
 Total debt                                              22,419     2,027     5,773      2,684     3,188
 Total debt-to-capital                                     39.6%      6.2%     18.4%      11.5%     15.6%
 Shareholders' equity                                    34,216    30,518    25,577     20,644    17,298

Other Data
 Return on average shareholders' equity                    12.7%     19.0%     14.5%      15.6%     17.9%
 Return on average total assets                             7.1%     11.9%      8.5%       9.4%     19.5%
 Return on net sales                                        4.7%      7.5%      5.7%       6.1%      6.0%
 Number of employees                                        742       579       523        479       483
 Sales per employee                                       134.3     131.2     115.1       99.1      95.4
 Cash flow (c)
  Noncash charges to income                               4,234     3,062     2,516      2,086     2,305
  Net cash provided by operating activities               4,592     6,812     5,741      4,248     5,540
 Ten-year compound annual growth rate
  Net sales                                                16.4%     17.9%     19.2%      19.3%     18.1%
  Net income (e)                                           12.5%     21.2%     19.8%      27.7%     23.9%

 (a) Share data adjusted for two-for-one stock split in November 1995, three-for-two stock split in 1987 and three-for-one stock split in 1985.
 (b) Includes a benefit for the cumulative effect of adopting FAS 109 of $1,447 or $.21 per share.
 (c) Noncash charges to income include depreciation, amortization, deferred compensation, deferred taxes, noncash special charges and the cumulative effect of adopting FAS 109.
 (d) In 1987, the Company adopted Statement of Financial Standards No.87, "Employers' Accounting for Pensions"; prior years have not been restated.
 (e) These ratios are not meaningful in 1992 due to the reported net loss.
