Form 10-K, Exhibit 13
period 1996-09-30
KEITHLEY INSTRUMENTS INC
filed 1996-12-23
CIK 54991

13. Annual report to security-holders

Consolidated Statement of Income
For the years ended September 30, 1996, 1995 and 1994
(In Thousands of Dollars Except for Per-Share Data)

                                                                      1996             1995              1994
                                                                    --------         --------          --------
Net sales                                                           $118,946         $109,574          $89,248
                                                                    --------         --------          -------
Cost of goods sold                                                    46,140           42,372           35,259
Selling, general and administrative expenses                          47,695           43,945           37,765
Product development expenses                                          18,337           15,385           11,551
Purchased technology                                                      --               --            3,300
Special charges                                                       11,645               --              (42)
Amortization of intangible assets                                        634              464              470
Net financing expenses                                                   819              986              821
                                                                    --------         --------          -------
Income (loss) before income taxes                                     (6,324)           6,422              124
Income taxes (benefit)                                                  (884)           1,508             (783)
                                                                    --------         --------          -------
Net income (loss)                                                   $ (5,440)        $  4,914           $  907
                                                                    ========        =========        =========
Net income (loss) per share                                         $   (.70)        $    .66           $  .13
                                                                    ========        =========        =========
Fully diluted net income (loss) per share                           $   (.70)        $    .64           $  .13
                                                                    ========        =========        =========

The accompanying notes are an integral part of the financial statements.




Consolidated Statement of Earnings
Reinvested in the Business
For the years ended September 30, 1996, 1995 and 1994
(In Thousands of Dollars Except for Per-Share Data)

                                                                      1996             1995              1994
                                                                    --------         --------          --------
Earnings reinvested in the business at
  beginning of year                                                 $32,157          $27,943           $27,685
Net income (loss)                                                    (5,440)           4,914               907
Cash dividends-Common Shares ($.125 per
  share in 1996, $.106 per share in 1995
  and $.10 per share in 1994)                                          (568)            (450)             (410)
Cash dividends-Class B Common Shares
  ($.10 per share in 1996, $.085 per share
  in 1995 and $.08 per share in 1994)                                  (284)            (250)             (239)
                                                                    -------          -------           -------
Earnings reinvested in the business at end of
  year                                                              $25,865          $32,157           $27,943
                                                                    =======          =======           =======

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
September 30, 1996 and 1995
(In Thousands of Dollars Except for Per-Share Data)

                                                                                 1996                 1995
                                                                               -------              --------
Assets
Current assets:
    Cash and cash equivalents                                                   $ 3,995              $ 3,890
    Accounts receivable and other, net of allowances
          of $630 in 1996 and $357 in 1995                                       18,538               20,856
    Inventories:
          Raw materials                                                           8,255                4,917
          Work in process                                                         4,880                3,981
          Finished products                                                       4,291                3,762
                                                                                -------              -------
                Total inventories                                                17,426               12,660
    Deferred income taxes                                                         3,082                1,627
    Prepaid expenses                                                                699                  663
                                                                                -------              -------
                Total current assets                                             43,740               39,696
                                                                                -------              -------
Property, plant and equipment, at cost:
    Land                                                                          1,325                  426
    Buildings and leasehold improvements                                         13,310                9,346
    Manufacturing, laboratory and office equipment                               23,238               22,755
                                                                                -------              -------
                                                                                 37,873               32,527
       Less-Accumulated depreciation and amortization                            22,531               21,984
                                                                                -------              -------
                Total property, plant and equipment, net                         15,342               10,543
                                                                                -------              -------
Intangible assets, net of accumulated amortization
  of $29,708 in 1996 and $23,337 in 1995                                          2,064                6,201
Other assets                                                                     12,688                9,669
                                                                                -------              -------
Total assets                                                                    $73,834              $66,109
                                                                                =======              =======

Liabilities and Shareholders' Equity
Current liabilities:
    Current installments on long-term debt                                      $    61              $    71
    Accounts payable                                                              8,162                6,759
    Accrued payroll and related expenses                                          4,525                6,142
    Other accrued expenses                                                        9,358                4,575
    Income taxes payable                                                          2,955                2,580
                                                                                -------              -------
                Total current liabilities                                        25,061               20,127
                                                                                -------              -------

Long-term debt                                                                   13,308                6,042
Other long-term liabilities                                                       3,655                2,992
Deferred income taxes                                                                54                   46
Shareholders' equity:
    Common Shares, stated value $.025:
    Authorized - 30,000,000; issued and outstanding -
    4,656,600 in 1996 and 4,308,976 in 1995                                         116                  108
    Class B Common Shares, stated value $.025:
    Authorized - 9,000,000; issued and outstanding -
    2,794,278 in 1996 and 2,918,996 in 1995                                          70                   73
    Capital in excess of stated value                                             5,293                3,981
    Earnings reinvested in the business                                          25,865               32,157
    Cumulative translation adjustment and other                                     548                  583
    Common shares held in treasury, at cost                                       (136)                   --
                                                                                -------              -------
                Total shareholders' equity                                       31,756               36,902
                                                                                -------              -------
Total liabilities and shareholders' equity                                      $73,834              $66,109
                                                                                =======              =======

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows
For the years ended September 30, 1996, 1995 and 1994
(In Thousands of Dollars)

                                                                     1996            1995             1994
                                                                   --------        --------         --------
Cash flows from operating activities:
    Net income (loss)                                              $ (5,440)       $  4,914         $    907
    Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
          Depreciation                                                3,419           3,106            2,902
          Amortization of intangible assets                             634             464              470
          Deferred income taxes                                      (3,772)         (1,217)          (2,216)
          Deferred compensation                                         211             220              232
          Special charges                                            11,452              --              (42)
    Change in current assets and liabilities:
                Accounts receivable and other                         2,317          (6,108)             241
                Inventories                                          (5,275)         (2,864)            (620)
                Prepaid expenses                                        (57)            289              219
                Other current liabilities                              (143)          4,660            3,297
    Other operating activities                                         (746)         (1,007)           1,251
                                                                   --------        --------         --------
Net cash provided by operating activities                             2,600           2,457            6,641
                                                                   --------        --------         --------
Cash flows from investing activities:
    Payments for property, plant and equipment                       (8,539)         (2,695)          (3,591)
    Other investing activities                                           71              69               81
    Acquisitions of businesses                                       (1,408)             --               --
                                                                   --------        --------         --------
Net cash used in investing activities                                (9,876)         (2,626)          (3,510)
                                                                   --------        --------         --------
Cash flows from financing activities:
    Net decrease in short-term debt                                     (10)            (35)            (496)
    Borrowing (repayment) of long-term debt                           7,385           1,367           (1,124)
    Proceeds from sale of Common Shares                                 974             520               85
    Cash dividends                                                     (852)           (700)            (649)
                                                                   --------        --------         --------
  Net cash provided by (used in) financing activities                 7,497           1,152           (2,184)
                                                                   --------        --------         --------
Effect of changes in foreign currency exchange
  rates on cash                                                        (116)            195              113
                                                                   --------        --------         --------
Increase in cash and cash equivalents                                   105           1,178            1,060
Cash and cash equivalents at beginning of period                      3,890           2,712            1,652
                                                                   --------        --------         --------
Cash and cash equivalents at end of period                         $  3,995        $  3,890         $  2,712
                                                                   ========        ========         ========

Supplemental disclosures of cash flow information
    Cash paid during the year for:
          Income taxes                                             $  2,201        $  1,419         $    665
          Interest                                                      711             814              813

Supplemental schedule of noncash investing activities
    The company's acquisitions included the following
      noncash transactions:
          Fair value of assets acquired                            $  2,525        $     --         $     --
          Cash paid                                                  (1,408)             --               --
          Common Shares issued                                         (201)             --               --
                                                                   --------        --------         --------
                Liabilities assumed                                $    916        $     --         $     --
                                                                   ========        ========         ========

Disclosure of accounting policy
      For purposes of this statement, the company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash flows resulting from hedging transactions are classified in the same category as the cash flows from the item being hedged.

The accompanying notes are an integral part of the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Percent of net sales for the years ended September 30, 1996, 1995 and 1994

                                                              1996         1995        1994
                                                              ----         ----        ----
Net sales                                                    100.0        100.0       100.0
Cost of goods sold                                            38.8         38.7        39.5
Selling, general and administrative expenses                  40.1         40.1        42.3
Product development expenses                                  15.4         14.0        13.0
Purchased technology                                          --           --           3.7
Special charges                                                9.8         --          --
Amortization of intangible assets                              0.5          0.4         0.5
Net financing expenses                                         0.7          0.9         0.9
                                                             -----       ------       -----
Income (loss) before income taxes                             (5.3)         5.9         0.1
Income taxes (benefit)                                        (0.7)         1.4        (0.9)
                                                             -----       ------       -----
Net income (loss)                                             (4.6)         4.5         1.0
                                                             =====       ======       =====

RESULTS OF OPERATIONS (IN THOUSANDS OF DOLLARS EXCEPT FOR PER-SHARE DATA)
The net loss of $5,440, or $.70 per share, resulted from special charges totaling $11,645 pretax, or $1.23 per share, due primarily to the company's decision to relocate the Keithley MetraByte operation to Cleveland. Excluding special charges, net income was $4,185, or $.53 per share in 1996 versus $4,914, or $.64 per share on a fully diluted basis in 1995, and $907, or $.13 per share in 1994. The above figures also include expenses to develop Quantox(R), the company's first product based on the technology licensed from IBM in 1994, as well as to explore other new business opportunities. These start-up losses totaled approximately $10,800 and $6,900 pretax in 1996 and 1995, respectively. Net income in 1994 included pretax costs of $3,300 to license the technology, approximately $1,400 to begin developing the technology and $925 in other non-recurring charges. Earnings before taxes and special charges excluding the company's new business losses were approximately $16,100, $13,300 and $4,800 in 1996, 1995 and 1994, respectively.

For the second consecutive year, the company reported record net sales. Net sales of $118,946 for 1996 were up 9% from $109,574 in 1995. Increased demand for the company's instruments used in production test and research and for those products serving the semiconductor industry accounted for the increase. Net sales were $89,248 in 1994, with the increase from 1994 to 1995 due mainly to increased sales demand for the company's products serving the semiconductor industry. Geographically, domestic and export sales, particularly those to the Pacific Basin region, have increased for the last two years. Net sales in Europe were flat from 1995 to 1996 and increased from 1994 to 1995.

Cost of goods sold as a percentage of net sales was 38.8 percent in 1996, 38.7 percent in 1995 and 39.5 percent in 1994. Foreign exchange hedging had no effect on cost of goods sold as a percentage of net sales in 1996 versus an increase of 0.2 percentage points in 1995. The slight increase from 1995 to 1996 resulted from increased sales of lower gross margin products offset by increased manufacturing efficiencies due to higher sales volume. Gross margins are expected to decrease to the extent sales include a greater mix of Quantox. Gross margins increased from 1994 to 1995 due mainly to an 11 percent weakening of the U.S. dollar. The U.S. dollar strengthened less than 1 percent from 1995 to 1996 and had a minimal effect on changes in costs.

Selling, general and administrative expenses increased $3,750 or 9 percent to $47,695 in 1996 from $43,945 in 1995, and increased $6,180 or 16 percent in 1995 from $37,765 in 1994. As a percentage of net sales, they were 40.1 percent in 1996 and 1995 versus 42.3 percent in 1994. The increases in expenses were due mostly to higher marketing costs associated with new business initiatives and the introduction of new products from existing businesses, higher commissions due to increased sales, and from 1994 to 1995, an 11 percent weakening of the U.S. dollar.

Product development expenses increased $2,952 or 19 percent to 15.4 percent of net sales in 1996 from 14.0 percent in 1995, and increased $3,834 or 33 percent in 1995 from 13.0 percent of net sales in 1994. The increase from 1995 to 1996 was due to increased personnel and development costs associated with the company's next generation parametric test system, the Model S600, introduced in the second quarter of fiscal 1996, the development of new bench-top instrument products and the exploration of other new business opportunities. Almost two-thirds of the increase from 1994 to 1995 was due to additional spending to develop the Quantox product. The remainder of the increase from 1994 to 1995 was incurred primarily to develop other products for the company's semiconductor customers.

Purchased technology of $3,300 in 1994 represents technology rights acquired from International Business Machines (IBM). Per the provisions of the license agreement with IBM, the company will also pay future royalties based on specified sales levels. There is no minimum royalty payment required; however, $3,000 must be paid by May 26, 2000 to retain exclusive rights to the technology. In fiscal 1996, $79 was expensed for royalties to IBM.

Special charges of $11,645 pretax, or $1.23 per share, recorded in 1996 primarily represent the expected costs of closing the Keithley MetraByte operation located in Taunton. Since the acquisition of Keithley MetraByte in 1989, sales have declined for the operation and earnings have been poor. In September 1996, it became apparent to management that due to the lack of growth, the business could not support stand-alone operations. Therefore management made the decision to move the Taunton, Massachusetts operation to Cleveland, Ohio. The Keithley MetraByte operation will be combined with the company's Network Measurements organization to form a new business. The special charges comprise the following: a noncash charge of $5,737 to write off the remaining goodwill; $3,433 for severance, outplacement and other personnel costs related to approximately 130 employees to be terminated; $998 for lease and related costs, and $835 in noncash charges related to impaired inventory and equipment. Also included in special charges is $642 representing an accrual for costs to be incurred over the next five years under two operating subleases at the company's European facilities. Of the special charges, noncash charges total $6,572; $194 of severance related costs were paid in fiscal 1996, leaving $4,538 accrued in the Consolidated Balance Sheet under the category "Other accrued expenses" and $341 accrued under the category "Other long-term liabilities." The closing of the Taunton facility and relocation to Cleveland is expected to be complete by July 1, 1997. It is anticipated that once the relocation is complete, employment for the operation will be reduced by a net of over 50 people. During 1997, management believes that approximately $2,000 to $2,500 will be saved by the relocation in product development and selling, general and administrative expenses; however, certain costs to move the operation and hire replacements (not included in the special charges incurred in 1996) will approximate $1,000 to $1,500. Additionally, amortization expense will be reduced by $464 per year due to the write off of goodwill. Any resultant increase in earnings during fiscal 1997 will be dependent upon sales volume.

Amortization expense of $634 in 1996 increased $170 from $464 in 1995. This is due to the amortization of goodwill associated with the acquisitions of International Sensor Technology in the first quarter of fiscal 1996 and Turner Engineering Technology in the second quarter of fiscal 1996. Neither acquisition had a material effect on net sales or earnings for the year.

Net financing expenses decreased $167 to $819 in 1996 from $986 in 1995, and 1995 increased $165 from $821 in 1994. Despite higher average debt levels in 1996, the decrease from 1995 was due to lower interest rates on the variable rate debt and the absence of certain fees related to the pay-off of a higher interest rate loan in the second quarter of 1995. The increase from 1994 to 1995 was due mainly to higher average debt levels in the later year.

The company recorded an income tax benefit of $884 in 1996, which resulted from the company's pretax loss. The effective rate (benefit) of (14.0) percent is less than the statutory rate principally due to the nondeductibility of the Keithley MetraByte goodwill written off, offset by the utilization of foreign tax credits and foreign sales corporation (FSC) benefits. The effective income tax rate for 1995 of 23.5 percent is lower than the statutory rate due primarily to utilization of foreign tax credits and FSC benefits. The tax benefit recorded in 1994 also resulted from the utilization of foreign tax credits and FSC benefits. At September 30, 1996, the company had capital loss carryforwards of $211 and tax credit carryforwards of $2,046.

The company's financial results are affected by foreign exchange rate fluctuations. Generally, a weakening U.S. dollar causes the price of the company's product to be more attractive in foreign markets and favorably impacts the company's sales and earnings. A strengthening U.S. dollar has an unfavorable effect. This foreign exchange effect cannot be precisely isolated since many other factors affect the company's foreign sales and earnings.
These factors include product offerings and pricing policies of the company and its competition, whether competition is foreign or U.S. based, changes in technology and local and worldwide economic conditions.

From time to time, the company utilizes hedging techniques designed to mitigate the short-term effect of exchange rate fluctuations on operations and balance sheet position by entering into forward and option currency contracts and by borrowing in foreign currencies. The company's foreign borrowings are used as a hedge of its net investments or of specified transactions. The company does not speculate in foreign currencies or derivative financial instruments, and hedging techniques do not increase the company's exposure to foreign exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

In 1996, net cash provided by operating activities of $2,600 and borrowings for long-term debt of $7,385 were used principally for investments in capital expenditures of $8,539 and to fund $1,408 for acquisitions. The capital expenditures included the purchase of a building and expansion of an existing facility to support future growth from new products and new business initiatives. Additionally, inventory levels increased $4,766 primarily due to new products and businesses. At September 30, 1996 total debt increased to $13,369 from $6,113 at the end of 1995. Due to the increased debt and lower shareholders' equity resulting from the net loss, total debt-to-capital at year-end was 29.6 percent compared to 14.2 percent last year.

The company has a $25,000 debt facility ($13,292 outstanding at September 30, 1996) that expires May 31, 1998, which provides unsecured, multi- currency revolving credit at various interest rates based on U.S. prime, LIBOR or FIBOR. Commitment fees of 1/4% are required on the unused portion of the first $15,000 of the revolving credit facility and of 1/8% on the remaining $10,000 of the facility. Additionally, the company has a number of other credit facilities aggregating $6,372. The company has interest rate swaps to fix interest rates on $6,000 of variable rate debt.

At September 30, 1996, the company had total unused lines of credit with domestic and foreign banks aggregating $18,080, including short-term and long-term lines of credit of $6,372 and $11,708, respectively. Under certain long-term debt agreements, the company is required to comply with various financial ratios and covenants. Principal payments on long-term debt are scheduled as follows: 1997-$61; 1998-$13,308. The company expects to refinance the principal payment required in 1998 before it becomes due.

During 1997, the company expects to finance capital spending and working capital requirements, including cash necessary to fund the relocation of Keithley MetraByte to Cleveland, with cash provided by operations and long-term borrowings. 1997 capital expenditures are expected to be below the 1996 level.

OUTLOOK

Management is optimistic about the company's long term future, but cautious about the short term. We are encouraged by indications that the semiconductor industry is improving, but the built-in lag in the semiconductor capital equipment industry combined with continued investments in new businesses could limit earnings to near break-even levels through the first half of fiscal 1997.

Start-up losses from the company's new businesses are expected to decrease over the next few years as the businesses begin to show increased revenue streams and expenses for these businesses are reduced as a percentage of overall sales.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Information included in the Letter to Shareholders and in the Outlook section of Management's Discussion and Analysis of Financial Condition and Results of Operations relating to expectations as to revenues, earnings, expenses or gross profits, as well as anticipated new product introductions, constitute "forward-looking" statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Some of the factors that may affect future results are discussed below.

Although the company operates in a single industry segment, certain of its products and product lines including the Quantox unit and the company's line of parametric testers, are sold into the semiconductor capital equipment industry. Growth in demand for semiconductors and new technology drive the demand for new semiconductor capital equipment. At the present time, the order growth of this industry has contracted which adversely affects near-term revenues of the company.

In September 1996, the company announced its intention to relocate its Keithley MetraByte operation to Cleveland from Taunton, Massachusetts, and form a new business. This relocation could create a decline in sales of the company's personal computer plug-in board business for several reasons, including hiring and training qualified personnel to assume duties of employees who will not relocate from Taunton, and assimilating and establishing sales support and manufacturing processes in Cleveland to sell and produce the plug-in board products.

The company's business relies on the development of new high technology products and services to provide solutions to customer's complex measurement needs. This requires accurate anticipation of customers' changing needs and emerging technology trends. The company must make long-term investments and commit significant resources before knowing whether its predictions will eventually result in products that achieve market acceptance. The company incurs significant expenses developing new business opportunities that may or may not result in significant sources of revenue and earnings in the future.

In many cases the company's products compete directly with those offered by other manufacturers. If any of the company's competitors were to develop products or services that are more cost-effective or technically superior, demand for the company's product offerings could slow.

The company currently has ten subsidiaries or sales offices located outside the United States, and non-U.S. sales make up half of the company's revenue. The company's future results could be adversely affected by several factors, including changes in foreign currency exchange rates, changes in a country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, unexpected changes in regulatory requirements and natural disasters.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(In Thousands of Dollars Except for Per-Share Data)
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Keithley Instruments, Inc. and its subsidiaries. Intercompany transactions have been eliminated.

REVENUE RECOGNITION

         Sales are recognized at time of shipment for all products.

NATURE OF OPERATIONS

         The company operates in a single industry segment and is engaged in the design, development, manufacture and marketing of complex electronic instruments and systems. Its products provide measurement-based solutions to semiconductor manufacturers and growth segments of the electronics and medical industries. Engineers and scientists around the world use the company's advanced hardware and software for process monitoring, production test and basic research.

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

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost. Depreciation is provided over periods approximating the estimated useful lives of the assets. Substantially all manufacturing, laboratory and office equipment is depreciated by the double declining balance method over periods of 3 to 10 years.
Buildings are depreciated by the straight-line method over periods of 23 to 45 years. Leasehold improvements are amortized over the shorter of the asset lives or the terms of the leases.

INTANGIBLE ASSETS

         Intangible assets relate to business acquisitions and are amortized on a straight-line basis over their estimated useful lives ranging from 10 to 20 years. Management reviews the carrying value of intangible assets using an estimated future cash flow method (undiscounted and without interest charges) whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. At September 30, 1996, the company wrote off the remaining goodwill associated with its acquisition of Keithley MetraByte in 1989. (See Note B.) As a result of the write off, at September 30, 1996 the remaining intangible assets have asset lives of 10 years.

OTHER ASSETS

         Included in the "Other assets" caption of the Consolidated Balance Sheet at September 30, 1996 and 1995, were $7,152 and $4,827, respectively, in deferred tax assets. Also included in "Other assets" were pension related assets. (See note E.)

         The "Net cash provided by operating activities" caption of the Consolidated Statement of Cash Flows for the year ended September 30, 1994, included proceeds of $2,503 from redeeming cash surrender value from the company's corporate-owned life insurance program. The remaining cash surrender value is classified in "Other assets."

OTHER ACCRUED EXPENSES

         Included in the "Other accrued expenses" caption of the Consolidated Balance Sheet at September 30, 1996 and 1995, were $1,476 and $1,522, respectively, for commissions payable to outside sales representatives of the company.

INCOME TAXES

         Provision has been made for estimated United States and foreign withholding taxes, less available tax credits, for the undistributed earnings of the non-U.S. subsidiaries as of September 30, 1996.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reported financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET INCOME PER SHARE

         The weighted average number of shares outstanding used in determining net income per share was 7,822,346 in 1996, 7,476,138 (7,719,776 on a fully diluted basis) in 1995 and 7,087,654 in 1994. Both Common Shares and Class B Common Shares are included in calculating the weighted average number of shares outstanding.

HEDGING AND RELATED FINANCIAL INSTRUMENTS

     The company utilizes foreign currency borrowings and foreign exchange forward contracts to hedge foreign exchange risks for sales denominated in foreign currencies and net equity or unremitted foreign earnings.

      To hedge sales, the company purchases foreign exchange forward contracts to sell foreign currencies to fix the exchange rates related to near-term sales and the company's margins. Underlying hedged transactions are recorded at hedged rates, therefore realized and unrealized gains and losses are recorded when the operating revenue and expenses are recorded.

      To hedge equity or unremitted earnings, the company borrows foreign currencies or purchases foreign exchange forward contracts. Realized and unrealized after-tax gains or losses on the hedging instruments are reflected in the cumulative translation adjustment component of shareholders' equity.


      The company has entered into swap instruments to mitigate the risk of interest rate changes. The amounts exchanged under the swap agreements are included in the "Net financing expenses" caption of the Consolidated Statement of Income. The estimated fair value of the swap instruments are determined through quotes from the related financial institutions.

      The company is exposed to credit loss in the event of nonperformance by the counterparties to these financial instruments. Because the counterparties are major financial institutions, the company does not expect such nonperformance.

OTHER ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123), effective for fiscal years beginning after December 15, 1995. Under FAS 123, stock-based compensation expense is measured using either the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, or the fair value method described in FAS 123. Companies choosing the intrinsic value method will be required to disclose in the footnotes to the financial statements the pro forma impact of the fair value method on net income and earnings per share. The company plans to implement FAS 123 in 1997 using the intrinsic value method.

NOTE B - SPECIAL CHARGES AND PURCHASED TECHNOLOGY

      In September 1996, it became apparent to management that due to the lack of growth, the Keithley MetraByte business could not support stand-alone operations. Therefore management made the decision to move the Keithley MetraByte operation located in Taunton, Massachusetts to Cleveland, Ohio. Special charges of $11,645 pretax, or $1.23 per share, recorded in 1996 primarily represent the expected costs of closing the Taunton operation. The special charges are comprised of the following: a noncash charge of $5,737 to write off the remaining goodwill; $3,433 for severance, outplacement and other personnel costs related to approximately 130 employees to be terminated of which 40 employees were terminated by September 30, 1996; $998 for lease and related costs, and $835 in noncash charges related to impaired inventory and equipment. Also included in special charges is $642 representing an accrual for costs to be incurred over the next five years under two operating subleases at the company's European facilities. Of the special charges, noncash charges total $6,572; $194 of severance related costs were paid in fiscal 1996, leaving $4,538 accrued in the Consolidated Balance Sheet under the category "Other accrued expenses" and $341 accrued under the category "Other long-term liabilities." The closing of the Taunton facility and relocation to Cleveland is expected to be complete by July 1, 1997. It is anticipated that once the relocation is complete, employment for the operation will be reduced by a net of over 50 people. Certain costs to move the operation to Cleveland and hire replacements (not included in the special charges incurred in 1996) will approximate $1,000 to $1,500.

      In 1994, the company expensed $3,300 to acquire the right to develop and commercialize direct wafer measurement technology from IBM. Per the provisions of the license agreement with IBM, the company will also pay future royalties based on specified sales levels. There is no minimum royalty payment required; however, $3,000 must be paid by May 26, 2000 to retain exclusive rights to the technology.

NOTE C - FINANCING ARRANGEMENTS

                                                                               September 30,
                                                                               -------------
                                                                               1996           1995
                                                                               ----           ----
Long-term debt:
Revolving loans with various banks with interest
due monthly; principal due May 31, 1998:
  U.S. dollar denominated loans with an interest
    rate of 6.0% based on LIBOR                                              $ 11,000       $  4,550
  Deutsche mark denominated loans with an interest
    rate of 3.75% based on FIBOR                                                2,292          1,401
Obligations under capital leases                                                   77            162
                                                                             --------       --------
                                                                               13,369          6,113
  Less-Current installments on long-term debt                                      61             71
                                                                             --------      ---------
Total long-term debt                                                         $ 13,308       $  6,042
                                                                              =======        =======

     The company has a $25,000 debt facility ($13,292 outstanding at September 30, 1996) that expires May 31, 1998, which provides unsecured, multi-currency revolving credit at various interest rates based on U.S. prime, LIBOR or FIBOR. Commitment fees of 1/4% are required on the unused portion of the first $15,000 of the revolving credit facility and of 1/8% on the remaining $10,000 of the facility. Additionally, the company has a number of other credit facilities aggregating $6,372.

      At September 30, 1996, the company had total unused lines of credit with domestic and foreign banks aggregating $18,080, including short- term and long-term lines of credit of $6,372 and $11,708, respectively. Under certain long-term debt agreements, the company is required to comply with various financial ratios and covenants. Principal payments on long-term debt are scheduled as follows: 1997-$61; 1998-$13,308.

      The LIBOR interest rate was 5.4 percent and 5.9 percent at September 30, 1996 and 1995, respectively. The FIBOR interest rate was 3.3 percent and 4.1 percent at September 30, 1996 and 1995, respectively.

      The company has two interest rate swap agreements with commercial banks to effectively fix its interest rates on $6,000 of variable rate debt. The first agreement effectively fixes the interest rate on a notional $3,000 of variable LIBOR rate debt at 6.8 percent, and expires June 17, 2002. The second agreement effectively fixes the interest rate on another notional $3,000 of variable LIBOR rate debt at 6.9 percent, and expires September 18, 2005. The interest differentials to be paid or received on the notional amounts of the swaps are recognized over the lives of the agreements. At September 30, 1996 interest rate levels, the swaps require the company to make payments to the bank, with the fair value of the swaps totaling approximately $129.

      Following is an analysis of net financing expenses:

                                                               1996            1995             1994
                                                               ----            ----             ----
Interest expense                                               $957           $1,092             $939
Investment income                                              (138)            (106)            (118)
                                                               ----           ------             ----
                                                               $819           $  986             $821
                                                               ====           ======             ====

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

      Following is an analysis of the cumulative translation component of shareholders' equity:

                                                               1996             1995             1994
                                                               ----             ----             ----
Balance at beginning of year                                 $   589          $   368          $   188
Adjustments to financial statements for
 translation of foreign currency                                (76)              324              232
Gains (losses) from hedging net invest-
 ments in foreign subsidiaries net of
 income taxes (benefit) of $25 in 1996,
 $(53) in 1995 and $(27) in 1994.                                 49             (103)             (52)
                                                              -------          ------          -------
Balance at end of year                                       $   562          $   589          $   368
                                                              ======           ======           ======

      Certain transactions of the company and its foreign subsidiaries are denominated in currencies other than the functional currency. The Consolidated Statement of Income includes gains (losses) from such foreign exchange transactions of $91, $(22) and $78 for 1996, 1995 and 1994, respectively.

      At September 30, 1996, the company had obligations under foreign exchange forward contracts to sell 1,900,000 Deutsche marks, 190,000 British pounds, 1,500,000 French francs and 131,586 Swiss francs at various dates through December 1996. The total U.S. dollar equivalent amount of foreign exchange contracts of $1,973 includes an unrecognized gain of $33 at September 30, 1996.

      The company has purchased and written currency option contracts that effectively provide minimum and maximum exchange rates that the company would receive for anticipated foreign currency denominated sales. Under the terms of the options, the company has the right to deliver 3,000,000 Deutsche marks at average rates of 1.57 per U.S. dollar and the obligation, if called, to deliver 3,000,000 Deutsche marks at average rates of 1.44 per U.S. dollar. The options expire in equal amounts in October and December 1996. The options had no effect on net income in fiscal 1996, and gains and losses on the options, if any, are recorded as incurred.

NOTE E - EMPLOYEE BENEFIT PLANS

         The company has non-contributory defined benefit pension plans covering approximately three-fourths of its employees in the United States and certain non-U.S. employees. Pension benefits are based upon the employee's length of service and a percentage of compensation above certain base levels. Pension expense for these plans is shown below:

                                                                     1996            1995           1994
                                                                     ----            ----           ----
      Service cost-benefits earned during the period               $   652          $   605        $   675
      Interest cost on projected benefit obligation                  1,048              945            879
      Actual return on assets                                       (2,471)          (1,818)           (18)
      Net amortization and deferral                                  1,328              884           (890)
                                                                    ------           ------         ------
      Net periodic pension cost                                    $   557          $   616        $   646
                                                                    ======           ======         ======

      The following table sets forth the funded status of the company's plans and the related amounts recognized in the Consolidated Balance Sheet at September 30, 1996 and 1995:

                                                                                                 Non-U.S.
                                                            United States Plan                     Plan
                                                                  Overfunded                  Underfunded*
                                                            ---------------------             ------------
                                                             1996         1995             1996           1995
                                                             ----         ----             ----           ----
Actuarial present value of benefit obligations:
Vested benefit obligation                                  $10,439        $ 9,028          $ 1,678      $  1,380
                                                           =======       ========          =======      ========
Accumulated benefit obligation                             $10,890        $ 9,189          $ 1,899      $  1,573
                                                           =======       ========         ========      ========
Projected benefit obligation                               $13,280        $11,201          $ 2,732      $  2,358
Plan assets at fair value                                  $16,385        $13,707          $   498      $    455
                                                           -------        -------         --------      --------
Projected benefit obligation (in excess of)
  or less than plan assets                                 $ 3,105        $ 2,506          $(2,234)     $ (1,903)
Unrecognized net gain                                       (1,972)        (1,671)            (567)         (788)
Unrecognized prior service cost                              1,263          1,293               79            --
Unrecognized initial net (asset) obligation                   (401)          (444)             265           307
                                                         --------        --------          --------     --------
Prepaid pension assets (pension liability)
  recognized in the Consolidated Balance
  Sheet                                                    $ 1,995        $ 1,684          $(2,457)      $(2,384)
                                                           =======        =======          =======       =======

* The company has purchased indirect insurance of $2,514 which is expected to be available to the company as non-U.S. pension liabilities of $2,457 mature. The caption, "Other assets," on the company's Consolidated Balance Sheet includes $2,514 and $2,338 at September 30, 1996 and 1995, respectively, for this asset. In accordance with Statement of Financial

      Accounting Standards No. 87, "Employers' Accounting for Pensions," this company asset is not included in the non-U.S. plan assets.

      The significant actuarial assumptions as of the year-end measurement date were as follows:

                                                                                       1996           1995        1994
                                                                                       ----           ----        ----
                 United States Pension Plan:
                 Discount rates                                                        7.5%           7.5%        7.5%
                 Expected long-term rate of return on plan assets                      8.5%           8.5%        8.5%
                 Rate of increase in compensation levels                               5.5%           5.5%        5.5%

                 Non-U.S. Pension Plan:
                 Discount rates                                                        6.5%           7.5%        8.0%
                 Expected long-term rate of return on plan assets                      7.0%           7.0%        7.5%
                 Rate of increase in compensation levels                               3.5%           4.5%        5.0%

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

      In addition to the defined benefit pension plan, the company also maintains a retirement plan for substantially all of its employees in the United States under Section 401(k) of the Internal Revenue Code. The company makes contributions to the 401(k) plan, and expense for this plan amounted to $388, $539 and $324 in 1996, 1995 and 1994, respectively.

      The company also has an unfunded supplemental executive retirement plan
(SERP) for two officers and for former key employees which includes retirement, death and disability benefits. Expense for these benefits was $102 for 1996, $85 for 1995, and $165 for 1994. During 1994, the company settled a portion of its SERP obligation through a lump-sum distribution of $1,236, resulting in a net charge to earnings of $343. Liabilities of $497 and $355 were accrued in the "Other long-term liabilities" caption on the company's Consolidated Balance Sheet to meet all SERP obligations at September 30, 1996 and 1995, respectively.

NOTE F - STOCK PLANS

      The company has employee stock options outstanding under two plans and directors' stock options outstanding under one plan. All incentive options have been granted at or above fair market value at the date of grant. The company also has an employee stock purchase plan.

Employee Stock Option Plans

      Under the 1984 Stock Option Plan and the 1992 Stock Incentive Plan, 675,000 and 1,900,000 of the company's Common Shares, respectively, were reserved for the granting of options to officers and other key employees.
After February 11, 1994, no new grants could be issued from the 1984 Stock Option Plan. Shares authorized but not yet granted under the 1992 plan were 862,046 at September 30, 1996. The Compensation and Human Resources Committee administers the plans with incentive stock options granted at not less than fair market price at the date of the grant for an exercise period not to exceed ten years from the grant date. Such grants generally become exercisable over a four year period. The option price under a nonqualified stock option is determined by the Committee on the date the option is granted. The 1992 Stock Incentive Plan also provides for restricted stock awards and stock appreciation rights. This plan will expire on February 8, 2002. All options outstanding at the time of termination of either plan shall continue in full force and effect in accordance with their terms.

  The following table summarizes the changes in the number of Common Shares under option for both employee stock option plans:

                                                                                                Option Price
Shares subject to option at                                                                        Range
  September 30, 1993                                                  669,180                  $3.50 to $ 8.44
                                                                    ---------
  Options granted                                                     391,400                  $4.75 to $ 5.38
  Options exercised                                                   (86,352)                 $3.50 to $ 4.31
  Options forfeited                                                  (137,340)                 $4.13 to $ 8.44
                                                                   ----------
Shares subject to option at
  September 30, 1994                                                  836,888                  $4.00 to $ 8.44
                                                                   ----------
  Options granted                                                     235,100                  $5.19 to $13.69
  Options exercised                                                   (94,608)                 $4.00 to $ 8.44
  Options forfeited                                                    (5,792)                 $4.75 to $ 6.06
                                                                  -----------
Shares subject to option at
  September 30, 1995                                                  971,588                  $4.00 to $13.69
                                                                   ----------
  Options granted                                                     370,360                  $9.25 to $15.69
  Options exercised                                                  (149,373)                 $4.04 to $ 8.44
  Options forfeited                                                   (38,586)                 $4.63 to $13.69
                                                                   ----------
Shares subject to option at
  September 30, 1996                                                1,153,989                  $4.00 to $15.69
                                                                    =========
Exercisable options at September 30, 1996                             382,044                  $4.00 to $ 8.44
                                                                   ==========
Exercisable options at September 30, 1995                             288,630                  $4.00 to $ 8.44
                                                                   ==========

1992 Directors' Stock Option Plan

         The 1992 Directors' Stock Option Plan provides for the issuance of 60,000 of the company's Common Shares to non-employee Directors. Under the terms of the plan, each non-employee Director is automatically granted an option to purchase 600 Common Shares at the close of each annual shareholders' meeting. The option price shall be the fair market value of a Common Share on the date of grant. The option is exercisable six months and one day after the date of grant and will expire after ten years. The plan provides for the granting of stock options through December 7, 2002. During fiscal years 1996, 1995 and 1994, 3,600, 4,200 and 4,800 options were granted at option prices of $14.75, $5.19 and $5.00, respectively. During 1996, no options were exercised. During 1995, 1,800 options were exercised at prices ranging from $5.00 to $7.50. As of September 30, 1996 and 1995, 18,000 and 14,400 shares were exercisable, respectively. Options available for future grants were 40,200 and 43,800 at September 30, 1996 and 1995, respectively.

1993 Employee Stock Purchase Plan

     On February 5, 1994, the company's shareholders approved the 1993 Employee Stock Purchase and Dividend Reinvestment Plan. The plan offers eligible employees the opportunity to acquire the company's Common Shares at a discount and without transaction costs. Eligible employees can only participate in the plan on a year-to-year basis, must enroll prior to the commencement of each plan year and must authorize monthly payroll deductions. The purchase price of the Common Shares is 85 percent of the lower market price at the beginning or ending of the plan year, which is on a calendar year basis. A total of 250,000 Common Shares are available for purchase under the plan. Total shares may be increased with shareholder approval or the plan may be terminated when the 250,000 shares are fully subscribed. The company expects to increase the number of Common Shares available under the plan to 750,000 subject to shareholder approval at the February 1997 shareholders' meeting. During 1996 and 1995, 74,156 and 40,050 shares were issued under the plan at prices of $4.25 and $4.14 per share, respectively.

NOTE G - INCOME TAXES

      For financial reporting purposes, income (loss) before income taxes includes the following components:

                                                                1996             1995            1994
                                                                ----             ----            ----
      United States                                           $(9,383)          $ 1,970        $(2,211)
      Non-U.S.                                                  3,059             4,452          2,335
                                                              -------           -------          -----
                                                              $(6,324)          $ 6,422        $   124
                                                              =======           =======        =======

      The provision for income taxes is as follows:

                                                                 1996             1995           1994
                                                                 ----             ----           ----
Current:
      Federal                                                 $ 1,330           $   720        $   318
      Non-U.S.                                                  1,513             1,859          1,009
      State and local                                              45               146            106
                                                              -------           -------        -------
      Total current                                             2,888             2,725          1,433
                                                              -------           -------        -------
Deferred
      Federal                                                  (3,800)           (1,199)        (2,154)
      Non-U.S.                                                     28               (18)           (62)
                                                              -------           -------        -------
      Total deferred                                           (3,772)           (1,217)        (2,216)
                                                              -------           -------        -------
      Total provision (benefit)                               $  (884)          $ 1,508        $  (783)
                                                              =======           =======        =======

      Differences between the statutory United States federal income tax and the effective income tax rate are as follows:

                                                                 1996             1995            1994
                                                                 ----             ----            ----
Federal income tax at statutory rate                          $(2,150)           $2,183        $    42
State and local income taxes                                        30               96              70
Tax on non-U.S. income and tax credits                           (884)             (881)         (1,193)
Non-deductible amortization                                      2,123              158             158
Other                                                              (3)              (48)            140
                                                              -------            ------        --------
Effective income tax (benefit)                                $  (884)           $1,508        $  (783)
                                                              =======            ======        =======

      Significant components of the company's deferred tax assets and liabilities as of September 30, 1996 and 1995 are as follows:

Deferred tax assets:                                                   1996             1995
-------------------                                                    ----             ----
Foreign tax credit carryforwards                                   $      --           $   79
Capitalized research and development                                   5,221            2,905
Special charges                                                        1,724               --
Intangibles                                                            1,006            1,274
State and local taxes                                                  1,441            1,089
Alternative minimum tax credit carryforwards                           1,174            1,282
Deferred compensation                                                    615              949
Inventory                                                              1,124              971
General business credit carryforwards                                    872              488
Other                                                                  1,252            1,131
                                                                      ------           ------
Total deferred tax assets                                             14,429           10,168
                                                                      ------           ------
Valuation allowance for deferred tax assets                           (2,994)          (2,606)
                                                                      ------           ------
                                                                      11,435            7,562
                                                                      ------           ------

Deferred tax liabilities:
------------------------
Pension contribution                                                     904              771
Other                                                                    351              383
                                                                      ------           ------
Total deferred tax liabilities                                         1,255            1,154
                                                                      ------           ------
Net deferred tax assets                                              $10,180           $6,408
                                                                     =======           ======

      The valuation allowance relates to tax credit carryforwards which more likely than not will not be realized. The current year increase relates primarily to an increase in deferred state tax items.

      At September 30, 1996, the Company had capital loss and tax credit carryforwards as follows:

                                                                             Year Expiration
                                                                                Commences
                                                                             ---------------
General business credit                                     $872                   2002
Capital loss                                                 211                   1997
Alternative minimum tax credit                             1,174                 Indefinite

NOTE H - STOCK AND RELATED ACCOUNTS

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

                                                                                                              Capital in
                                                                    Class B                                    Excess of
                                       Common Shares             Common Shares           Treasury Stock      Stated Value
                                       -------------             -------------           --------------      ------------
                                         $      Shares            $      Shares             $     Shares
                                      ----      ------        -----      ------          ----     ------
Balance, September 30, 1993           $101      4,033,810     $  76     3,034,080        $ --          --        $3,387
Shares issued under stock plans,
    net of 49,366 Shares tendered        1         36,986        --            --          --          --            82
Conversion of Class B Common
    Shares to Common Shares              2         86,040        (2)      (86,040)         --          --            --
                                    ------     ----------    ------       -------        ----      ------        ------
Balance, September 30, 1994            104      4,156,836        74     2,948,040          --          --         3,469
Shares issued under stock plans
    net of 13,362 Shares tendered        3        123,096        --            --          --          --           512
Conversion of Class B Common
    Shares to Common Shares              1         29,044        (1)      (29,044)         --          --            --
                                    ------     ----------    ------   -----------        ----      ------        ------
Balance, September 30, 1995            108      4,308,976        73     2,918,996          --          --         3,981
Shares issued under stock plans
    net of 3,031 Shares tendered         5        222,906        --            --        (136)    (10,155)        1,385
Conversion of Class B Common
    Shares to Common Shares              3        124,718        (3)     (124,718)         --          --            --
Fee paid to increase authorized
    shares                              --             --        --            --          --          --           (73)
                                      ----      ---------     -----    ----------        ----      ------    ----------
Balance, September 30, 1996           $116      4,656,600     $  70     2,794,278        (136)    (10,155)       $5,293
                                      ====      =========     =====    ==========        ====      ======    ==========

     On November 6, 1995, the company's Board of Directors approved a two-for-one split of the company's Common Shares and Class B Common Shares. The split was effected in the form of a stock dividend payable on December 11, 1995, to shareholders of record on November 27, 1995. All share amounts have been adjusted to reflect the stock split on a retroactive basis.

NOTE I - LEASES

      The company leases certain equipment under capital leases.
Manufacturing, laboratory and office equipment includes $526 and $592 of leased equipment at September 30, 1996 and 1995, respectively. Accumulated depreciation includes $487 and $517 at September 30, 1996 and 1995, respectively, related to these leases. The company also leases certain office and manufacturing facilities and office equipment under operating leases. Rent expense under operating leases, net of sublease income of $245 in 1996, $282 in 1995 and $265 in 1994, for 1996, 1995 and 1994 was $2,178, $2,119 and $2,046,
respectively.  Future minimum lease payments under operating leases are:

      1997                                                   $ 2,639
      1998                                                     2,117
      1999                                                     1,492
      2000                                                     1,397
      2001                                                       967
      After 2001                                               2,802
                                                              ------
Total minimum operating lease payments                       $11,414
                                                              ======

NOTE J - GEOGRAPHIC SEGMENTS

      The company operates in a single industry segment and is engaged in the design, development, manufacture and marketing of complex electronic instruments and systems. The operations by geographic area are presented below:

                                                              1996             1995             1994
                                                              ----             ----             ----
NET SALES, INCLUDING  INTERCOMPANY SALES:
-----------------------------------------
United States (1)                                           $ 98,232         $ 88,410         $ 72,337
Europe                                                        37,799           37,659           30,107
Intercompany                                                 (17,085)         (16,495)         (13,196)
                                                            --------         --------         --------
Net sales                                                   $118,946         $109,574         $ 89,248
                                                            ========         ========         ========
INCOME (LOSS) BEFORE INCOME TAXES (2)
-------------------------------------
United States                                               $ (7,372)        $  4,282         $    922
Europe                                                         3,180            4,158            2,280
Adjustments/eliminations                                         (34)              77               92
                                                            --------         --------         --------
                                                              (4,226)           8,517            3,294
                                                            --------         --------         --------
Corporate expenses                                            (1,279)          (1,109)          (2,349)
Net financing expenses                                          (819)            (986)            (821)
                                                            --------         --------         --------
Income (loss) before income taxes                           $ (6,324)        $  6,422         $    124
                                                            ========         ========         ========
IDENTIFIABLE ASSETS:
--------------------
United States                                               $ 54,507         $ 49,087         $ 40,378
Europe                                                         9,720           11,164           10,109
Adjustments/eliminations                                      (5,651)          (5,429)          (5,195)
                                                            --------         --------         --------
                                                              58,576           54,822           45,292
Corporate assets                                              15,258           11,287            9,118
                                                            --------         --------         --------
Total assets                                                $ 73,834         $ 66,109         $ 54,410
                                                            ========         ========         ========

(1) U.S. sales include $21,295, $18,793 and $13,625 in export sales to markets other than Europe in 1996, 1995 and 1994, respectively. (2) 1996 loss before income taxes includes special charges of $11,003 in the U.S. and $642 in Europe. (See Note B.)

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

                       Report of Independent Accountants


To the Board of Directors and Shareholders of Keithley Instruments, Inc.


         In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of earnings reinvested in the business and of cash flows present fairly, in all material respects, the financial position of Keithley Instruments, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP



Cleveland, Ohio
November 14, 1996

                     Statement of Management Responsibility


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



Joseph P. Keithley                     Ronald M. Rebner
Chairman, President                    Vice President and Chief
and Chief Executive Officer            Financial Officer

Stock Market Price and Cash Dividends


         Beginning November 28, 1995, the company's Common Shares trade on the New York Stock Exchange under the symbol KEI. Prior to November 28, 1995, the company's Common Shares traded on the American Stock Exchange under the symbol KEI. The high and low prices shown below are sales prices of the company's Common Shares as reported on the NYSE or the AMEX. There is no established public trading market for the company's Class B Common Shares; however, they are readily convertible on a one-to-one basis for Common Shares.

                                                                                        Cash Dividends
                                                               Cash Dividends            Per Class B
Fiscal 1996                    High            Low            Per Common Share           Common Share
-----------                    ----            ---            ----------------           ------------
First Quarter              $18            $14                   $  .031                   $  .025
Second Quarter             16 7/8         12 7/8                   .031                      .025
Third Quarter              19 1/8         12 5/8                   .031                      .025
Fourth Quarter             14 1/4         8 3/8                    .031                      .025

Fiscal 1995
-----------

First Quarter              $ 5 1/4        $ 4 1/2               $  .025                   $  .020
Second Quarter             6 7/16         4 13/16                  .025                      .020
Third Quarter              11             6 9/16                   .025                      .020
Fourth Quarter             15 15/16       10 1/4                   .031                      .025

Unaudited Quarterly Results of Operations
(In Thousands of Dollars Except for Per-Share Data)


                                                         First       Second        Third      Fourth
                                                         -----       ------        -----      ------
Fiscal 1996
-----------
Net sales                                               $29,823      $30,019      $29,403     $29,701

Gross profit                                             17,988       19,052       18,027      17,739

Income (loss) before income taxes (1)                     1,659        2,045        1,006     (11,034)

Net income (loss) (1)                                     1,145        1,485          761      (8,831)

Net income (loss) per share (1)                             .15          .19          .10       (1.14)

Fully diluted net income (loss) per share (1)               .15          .19          .10       (1.14)

Fiscal 1995
-----------

Net sales                                               $23,525      $27,850      $28,975     $29,224

Gross profit                                             14,428       17,008       17,840      17,926

Income before income taxes                                  481        1,738        1,992       2,211

Net income                                                  346        1,318        1,494       1,756

Net income per share                                        .05          .18          .20         .23

Fully diluted net income per share                          .05          .18          .20         .23



(1) Includes special charges totaling $11,645 pretax, or $1.23 per share in the fourth quarter.

Eleven Year Summary
(In Thousands Of Dollars Except For Per-Share Data)


For the year ended
September 30,                    1996     1995    1994   1993(b)      1992     1991      1990     1989     1988      1987    1986(d)
                             --------  -------  ------   ------     ------   ------   -------   ------   ------    ------    ------
Operating Results
 Net sales                   $118,946  109,574  89,248   91,146     94,666   99,497   100,593   88,728   72,282    57,652    47,681
 Income (loss) before
  income taxes and
  cumulative effect of
  accounting change            (6,324)   6,422     124    5,530    (10,420)   6,816     5,675    7,311    8,204     5,209     4,323
 Net income(loss)              (5,440)   4,914     907    4,784    (12,453)   4,233     3,378    4,131    5,414     3,280     2,909
 Net income(loss) per
  share(a)                      (0.70)    0.66    0.13     0.68      (1.77)    0.60      0.48     0.59     0.78      0.49      0.44
 Fully diluted net
  income (loss) per
  share                         (0.70)    0.64    0.13     0.68      (1.77)    0.60      0.48     0.59     0.78      0.49      0.44

Common Stock Information(a)
 Cash dividends per
  Common Share                 $0.125    0.106   0.100    0.100      0.100    0.094     0.089    0.082    0.058     0.046     0.041
 Cash dividends per
  Class B Common Share         $0.100    0.085   0.080    0.080      0.080    0.075     0.071    0.066    0.046     0.036     0.033
 Weighted average number
  of shares
  outstanding-fully
  diluted (in thousands)        7,822    7,720   7,088    7,061      7,046    7,026     7,014    6,994    6,974     6,790     6,696
 At fiscal year-end:
  Number of shareholders
   of record                      594      535     567      587        618      664       686      699      711       357       313
  Dividend payout ratio(e)         --     16.1%   76.9%    14.7%        --     15.7%     18.5%    13.9%     7.4%      9.4%      9.4%
  Price/earnings ratio(e)          --     23.3    40.4      7.4         --     10.1       8.5     11.0     11.5      17.5      13.8
  Shareholders' equity
   per share                    $4.26     5.11    4.50     4.45       4.05     5.85      5.40     4.88     4.37      3.68      3.08
  Closing market price         $8.875   14.938   5.250    5.000      4.563    6.063     4.063    6.500    8.938     8.500     6.000

Balance Sheet Data
 Total assets                 $73,834   66,109  54,410   52,413     53,160   66,637    69,205   69,917    46,602   33,065    28,869

 Current ratio                    1.7      2.0     1.9      2.2        2.3      2.1       2.3      2.7      2.4       1.9       2.8
 Total debt                   $13,369    6,113   4,816    6,518      8,978   10,506    16,562   22,419    2,027     5,773     2,684
 Total debt-to-capital           29.6%    14.2%   13.1%    17.2%      23.9%    20.3%     30.4%    39.6%     6.2%     18.4%     11.5%
 Shareholders' equity         $31,756   36,902  31,946   31,415     28,530   41,129    37,870   34,216   30,518    25,577    20,644

Other Data
 Return on average
   shareholders' equity         -15.8%    14.3%    2.9%    16.0%     -35.8%    10.7%      9.4%    12.7%    19.0%     14.5%     15.6%
 Return on average
   total assets                  -7.8%     8.2%    1.7%     9.1%     -20.8%     6.2%      4.9%     7.1%    11.9%      8.5%      9.4%
 Return on net sales             -4.6%     4.5%    1.0%     5.2%     -13.2%     4.3%      3.4%     4.7%     7.5%      5.7%      6.1%
 Number of employees              716      659     625      625        679      716       750      742      579       523       479
 Sales per employee            $173.0   $170.7   142.8    139.8      135.7    135.7     134.8    134.3    131.2     115.1      99.1
 Cash flow
  Non cash charges
   to income(c)                $7,064    2,573   1,346    1,849     15,185    4,325     6,649    4,234    3,062     2,516     2,086
  Net cash provided by
    operating activities       $2,600    2,457   6,641    6,289      4,475    9,399     9,111    4,592    6,812     5,741     4,248
 Ten-year compound
   annual growth rate
  Net sales                       9.6%     8.8%    7.0%    10.0%      11.1%    12.8%     13.7%    16.4%    17.9%     19.2%     19.3%
  Net income(e)                    --      5.7%  -14.2%     9.1%        --     39.7%     10.4%    12.5%    21.2%     19.8%     27.7%

---------------

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

(e) These ratios are not meaningful in 1992 and 1996 due to reported net losses.
