Form 10-K405, Exhibit 13
period 1997-09-30
KEITHLEY INSTRUMENTS INC
filed 1997-12-29
CIK 54991

13.   Annual Report to Shareholders for the Fiscal Year Ended September 30, 1997

Consolidated Statement of Income
For the years ended September 30, 1997, 1996 and 1995
(In Thousands of Dollars Except for Per-Share Data)

                                                        1997            1996              1995
                                                     --------          -------          -------
Net sales                                           $ 123,295        $ 118,946         $ 109,574
                                                    ---------        ---------         ---------
Cost of goods sold                                     51,924           46,140            42,372
Selling, general and administrative expenses           50,789           47,695            43,945
Product development expenses                           17,233           18,337            15,385
Special charges                                           771           11,645              --
Amortization of intangible assets                         222              634               464
Net financing expenses                                  1,145              819               986
                                                    ---------        ---------         ---------
Income (loss) before income taxes                       1,211           (6,324)            6,422
Income taxes (benefit)                                    421             (884)            1,508
                                                    ---------        ---------         ---------
Net income (loss)                                   $     790        $  (5,440)        $   4,914
                                                    =========        =========         =========
Net income (loss) per share                         $     .10        $    (.70)        $     .66
                                                    =========        =========         =========
Fully diluted net income (loss) per share           $     .10        $    (.70)        $     .64
                                                    =========        =========         =========

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
September 30, 1997 and 1996
(In Thousands of Dollars Except for Share Data)


                                                                   1997             1996
                                                                 --------         --------
Assets
Current assets:
     Cash and cash equivalents                                   $  1,727         $  3,995
     Accounts receivable and other, net of allowances
           of $675 in 1997 and $630 in 1996                        25,113           18,538
     Inventories:
           Raw materials                                            7,787            8,255
           Work in process                                          5,671            4,880
           Finished products                                        3,121            4,291
                                                                 --------         --------
                 Total inventories                                 16,579           17,426
     Deferred income taxes                                          2,541            3,082
     Prepaid expenses                                                 566              699
                                                                 --------         --------
                 Total current assets                              46,526           43,740
                                                                 --------         --------
Property, plant and equipment, at cost:
     Land                                                           1,325            1,325
     Buildings and leasehold improvements                          15,917           13,310
     Manufacturing, laboratory and office equipment                24,285           23,238
                                                                 --------         --------
                                                                   41,527           37,873
        Less-Accumulated depreciation and amortization             24,272           22,531
                                                                 --------         --------
                 Total property, plant and equipment, net          17,255           15,342
                                                                 --------         --------
Intangible assets, net of accumulated amortization
   of $29,930 in 1997 and $29,708 in 1996                           1,825            2,064
Other assets                                                       13,507           12,688
                                                                 --------         --------
Total assets                                                     $ 79,113         $ 73,834
                                                                 ========         ========

Liabilities and Shareholders' Equity
Current liabilities:
     Current installments on long-term debt                      $     16         $     61
     Accounts payable                                              11,568            8,162
     Accrued payroll and related expenses                           4,698            4,525
     Other accrued expenses                                         6,951            9,358
     Income taxes payable                                           1,821            2,955
                                                                 --------         --------
                 Total current liabilities                         25,054           25,061
                                                                 --------         --------

Long-term debt                                                     17,442           13,308
Other long-term liabilities                                         3,899            3,655
Deferred income taxes                                                  35               54
Shareholders' equity:
     Common Shares, stated value $.025:
       Authorized - 30,000,000; issued and outstanding -
       4,877,975 in 1997 and 4,656,600 in 1996                        122              116
     Class B Common Shares, stated value $.025:
       Authorized - 9,000,000; issued and outstanding -
       2,786,278 in 1997 and 2,794,278 in 1996                         70               70
     Capital in excess of stated value                              7,297            5,293
     Earnings reinvested in the business                           25,773           25,865
     Cumulative translation adjustment                                250              562
     Unamortized portion of restricted stock plans                   (569)             (14)
     Common shares held in treasury, at cost                         (260)            (136)
                                                                 --------         --------
                 Total shareholders' equity                        32,683           31,756
                                                                 --------         --------
Total liabilities and shareholders' equity                       $ 79,113         $ 73,834
                                                                 ========         ========

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Shareholders' Equity
For the years ended September 30, 1997, 1996 and 1995
(In Thousands of Dollars Except for Share Data)


                                               1997                       1996                         1995
                                               ----                       ----                         ----
                                              Shares        $            Shares        $              Shares        $
                                           ----------    ----------    ----------    ----------    ----------    ----------
Common Shares:
Beginning balance                           4,656,600           116     4,308,976           108     4,156,836           104
Shares issued under stock plans               213,375             6       222,906             5       123,096             3
Conversion of Class B Common Shares             8,000          --         124,718             3        29,044             1
                                           ----------    ----------    ----------    ----------    ----------    ----------
Ending balance                              4,877,975           122     4,656,600           116     4,308,976           108
                                           ==========    ----------    ==========    ----------    ==========    ----------

Class B Common Shares:
Beginning balance                           2,794,278            70     2,918,996            73     2,948,040            74
Conversion to Common Shares                    (8,000)         --        (124,718)           (3)      (29,044)           (1)
                                           ----------    ----------    ----------    ----------    ----------    ----------
Ending balance                              2,786,278            70     2,794,278            70     2,918,996            73
                                           ==========    ----------    ==========    ----------    ==========    ----------

Common Shares held in treasury, at cost:
Beginning balance                             (10,155)         (136)         --            --            --            --
Shares repurchased                            (12,360)         (124)      (10,155)         (136)         --            --
                                           ----------    ----------    ----------    ----------    ----------    ----------
Ending balance                                (22,515)         (260)      (10,155)         (136)         --            --
                                           ==========    ----------    ==========    ----------    ==========    ----------

Capital in excess of stated value:
Beginning balance                                             5,293                       3,981                       3,469
Shares issued under stock plans                               1,742                       1,385                         512
Other                                                           262                         (73)                       --
                                                            -------                     -------                     -------
Ending balance                                                7,297                       5,293                       3,981
                                                            -------                     -------                     -------

Cumulative translation adjustment:
Beginning balance                                               562                         589                         368
Translation adjustments                                        (550)                        (76)                        324
Gains (losses) from hedging net investments
  in foreign subsidiaries                                       238                          49                        (103)
                                                            -------                     -------                     -------
Ending balance                                                  250                         562                         589
                                                            -------                     -------                     -------

Unamortized portion of restricted stock plan:
Beginning balance                                               (14)                         (6)                        (12)
Shares issued under stock plans                                (742)                        (14)                       --
Amortization                                                    187                           6                           6
                                                            -------                     -------                     -------
Ending balance                                                 (569)                        (14)                         (6)
                                                            -------                     -------                     -------

Earnings reinvested in the business:
Beginning balance                                            25,865                      32,157                      27,943
Net income (loss)                                               790                      (5,440)                      4,914
Cash dividends:
  Common Shares ($.125 per share in 1997
    and 1996 and $.106 per share in 1995)                      (603)                       (568)                       (450)
  Class B Common Shares ($.10 per share in
    1997 and 1996 and $.085 per share in 1995)                 (279)                       (284)                       (250)
                                                            -------                     -------                     -------
Ending balance                                               25,773                      25,865                      32,157
                                                            -------                     -------                     -------

Total shareholders' equity                                   32,683                      31,756                      36,902
                                                            =======                     =======                     =======

On November 6, 1995, the company's Board of Directors approved a two-for-one split of the company's Common Shares and Class B Common Shares. The split was effected in the form of a stock dividend payable on December 11, 1995, to shareholders of record on November 27, 1995. All amounts have been adjusted to reflect the split.

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows
For the years ended September 30, 1997, 1996 and 1995
(In Thousands of Dollars)


                                                                     1997             1996             1995
                                                                   --------         --------         --------
Cash flows from operating activities:
     Net income (loss)                                             $    790         $ (5,440)        $  4,914
     Adjustments to reconcile net income (loss) to
       net cash provided by (used in) operating activities:
           Depreciation                                               3,823            3,419            3,106
           Amortization of intangible assets                            222              634              464
           Deferred income taxes                                     (1,140)          (3,772)          (1,217)
           Deferred compensation                                        229              211              220
           Special charges                                             (771)          11,452             --
     Change in current assets and liabilities:
                 Accounts receivable and other                       (6,969)           2,317           (6,108)
                 Inventories                                            486           (5,275)          (2,864)
                 Prepaid expenses                                        29              (57)             289
                 Other current liabilities                            1,427             (143)           4,660
     Other operating activities                                         863             (746)          (1,007)
                                                                   --------         --------         --------
Net cash provided by (used in) operating activities                  (1,011)           2,600            2,457
                                                                   --------         --------         --------
Cash flows from investing activities:
     Payments for property, plant and equipment                      (5,849)          (8,539)          (2,695)
     Other investing activities                                         202               71               69
     Acquisitions of businesses                                        --             (1,408)            --
                                                                   --------         --------         --------
Net cash used in investing activities                                (5,647)          (9,876)          (2,626)
                                                                   --------         --------         --------
Cash flows from financing activities:
     Net decrease in short-term debt                                    (45)             (10)             (35)
     Borrowing of long-term debt                                      4,520            7,385            1,367
     Proceeds from sale of Common Shares                              1,144              974              520
     Cash dividends                                                    (882)            (852)            (700)
                                                                   --------         --------         --------
Net cash provided by financing activities                             4,737            7,497            1,152
                                                                   --------         --------         --------
Effect of changes in foreign currency exchange
   rates on cash and cash equivalents                                  (347)            (116)             195
                                                                   --------         --------         --------
Increase (decrease) in cash and cash equivalents                     (2,268)             105            1,178
Cash and cash equivalents at beginning of period                      3,995            3,890            2,712
                                                                   --------         --------         --------
Cash and cash equivalents at end of period                         $  1,727         $  3,995         $  3,890
                                                                   ========         ========         ========
Supplemental disclosures of cash flow information
     Cash paid during the year for:
           Income taxes                                            $  1,981         $  2,201         $  1,419
           Interest                                                   1,140              711              814

Supplemental schedule of noncash investing activities
     The company's acquisitions included the following
       noncash transactions:
           Fair value of assets acquired                       $       --           $  2,525     $       --
           Cash paid                                                   --             (1,408)            --
           Common Shares issued                                        --               (201)            --
                                                                   --------         --------         --------
                 Liabilities assumed                           $       --           $    916     $       --
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

The accompanying notes are an integral part of the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Percent of net sales for the years ended September 30, 1997, 1996 and 1995.


                                                                1997         1996         1995
                                                                ----         ----         ----
Net sales                                                      100.0         100.0        100.0
Cost of goods sold                                              42.1          38.8         38.7
Selling, general and administrative expenses                    41.2          40.1         40.1
Product development expenses                                    14.0          15.4         14.0
Special charges                                                  0.6           9.8         --
Amortization of intangible assets                                0.2           0.5          0.4
Net financing expenses                                           0.9           0.7          0.9
                                                               -----         -----        -----
Income (loss) before income taxes                                1.0          (5.3)         5.9
Income taxes (benefit)                                           0.4          (0.7)         1.4
                                                               -----         -----        -----
Net income (loss)                                                0.6          (4.6)         4.5
                                                               =====         =====        =====

RESULTS OF OPERATIONS (IN THOUSANDS OF DOLLARS EXCEPT FOR PER-SHARE DATA)
-------------------------------------------------------------------------

Net income was $790, or $.10 per share, in 1997 compared to a net loss of $5,440, or $.70 per share, in 1996, and net income of $4,914, or $.64 per share, in 1995. Excluding special charges totaling $771 pretax, or $.06 per share, in 1997, and $11,645 pretax, or $1.23 per share, in 1996, net income was $1,280, or $.16 per share, in 1997, and $4,185, or $.53 per share, in 1996. The special charges recorded in 1997 and 1996 related primarily to the relocation of the Keithley MetraByte operation from Taunton, Massachusetts to Cleveland, Ohio. 1997's selling, general and administrative expenses also include approximately $512 pretax for non-recurring officer retirement expenses. All three years include expenses to develop the Quantox(R) system, the company's first product based on the technology licensed from IBM in 1994, as well as to explore other new business opportunities. These start-up losses totaled approximately $11,900, $10,800 and $6,900 pretax in 1997, 1996 and 1995, respectively. Earnings before taxes and special charges excluding losses from the company's new businesses were approximately $13,900, $16,100 and $13,300 in 1997, 1996 and 1995,
respectively.

For the third consecutive year, the company reported record net sales. Net sales were $123,295, $118,946 and $109,574 in 1997, 1996 and 1995, respectively. On a year to year basis, net sales increased 4% and 9% in 1997 and 1996, respectively. Four years ago, the company developed a strategy of targeting selected growth industries (specifically in semiconductor, telecommunications and electronic components) and has been developing application-specific products for these industries. Strong demand for these products, as well as a full year's shipments of Quantox in 1997, has more than offset decreased sales of the company's parametric test equipment due to the weak semiconductor capital equipment industry during the last quarter of fiscal 1996 and through the majority of fiscal 1997. Geographically, domestic and export sales have increased for the last two years. Net sales in Europe decreased from 1996 to 1997 and were flat from 1995 to 1996.

Cost of goods sold as a percentage of net sales was 42.1 in 1997, 38.8 percent in 1996 and 38.7 percent in 1995. Foreign exchange hedging had a minimal effect on cost of goods sold in 1997, 1996 and 1995. The increase in 1997 was due to increased sales of Quantox which carries a lower gross margin, higher fixed costs resulting from the expansion of manufacturing facilities and an 8 percent strengthening of the U.S. dollar. The slight increase from 1995 to 1996 resulted from increased sales of lower gross margin products offset by increased manufacturing efficiencies due to higher sales volume. The U.S. dollar strengthened less than 1 percent from 1995 to 1996 and had a minimal effect on changes in costs.

Selling, general and administrative expenses have increased 6 percent from 1996 to 1997 and 9 percent from 1995 to 1996. As a percentage of net sales, they were
41.2 in 1997, and 40.1 in both 1996 and 1995. The increases in expenses were due mostly to higher marketing costs associated with new business initiatives and the introduction of new products from existing businesses, and higher commissions due to increased sales. Additionally, 1997's expense includes approximately $512 for non-recurring officer retirement expenses.

Product development expenses decreased $1,104, or 6 percent, to 14.0 percent of net sales in 1997 from 15.4 percent in 1996, and increased $2,952, or 19 percent, from 14.0 percent in 1995. The decrease from 1996 to 1997 was due to substantially lower costs for Keithley MetraByte products and the company's Model S600 parametric test system which was substantially complete in 1997. The decreased expenses in 1997 were offset somewhat by increased costs over the last three years for development of new bench-top instrument products and exploration of other new business opportunities.

An analysis of special charges recorded in the Consolidated Statement of Income in 1997 and 1996, and the amount accrued in the Consolidated Balance Sheet is as follows:


                                                                                  Accrued at
                                                     Expense                     September 30,
Description:                                  1997            1996           1997           1996
------------                                  ----            ----           ----           ----

Write off of Goodwill                       $  --           $ 5,737        $  --          $  --
Severance, outplacement and
  other personnel costs                        (291)          3,433            222          3,239
Lease and related costs                        (525)            998              3            998
Impaired inventory and equipment                 49             835           --             --
Relocation of facility and employees          1,073            --             --             --
Recruiting and consulting costs                 187            --             --             --
Manufacturing start-up costs                    282            --             --             --
European operating subleases                     (4)            642            574            642
                                            -------         -------        -------        -------
Totals                                      $   771         $11,645        $   799        $ 4,879
                                            =======         =======        =======        =======

Since the acquisition of Keithley MetraByte in 1989, sales have declined for the operation and earnings through 1996 had been poor. In September 1996, it became apparent to management that due to the lack of growth, the business could not support stand-alone operations. Therefore management made the decision to move the Taunton, Massachusetts operation to Cleveland, Ohio. Also included in special charges is an accrual for costs to be incurred over the next 3 to 11 years under two operating subleases at the company's European facilities.

Special charges of $771 pretax, or $.06 per share, recorded in 1997 include gross costs of $1,902 primarily for the relocation of the Keithley MetraByte operation from Taunton, Massachusetts to Cleveland, Ohio, net of a reversal of $1,131 of expense (noncash) recorded during 1996 primarily for closing the Taunton facility. The reversal of 1996 expense relates to changes in circumstances which occurred during 1997. $256 of the gross expense represents a noncash charge to reserve for additional impaired inventory. Special charges of $11,645 pretax, or $1.23 per share, recorded in 1996 primarily represent the expected costs of closing the Keithley MetraByte operation in Taunton. Of the special charges, noncash charges in 1996 total $6,572. The relocation of the Keithley MetraByte operation was complete in July 1997, and special charges for the relocation going forward will not be material. At September 30, 1997 and 1996, $249 and $4,538, respectively was accrued in the Consolidated Balance

Sheet under the category "Other accrued expenses" and $550 and $341, respectively was accrued under the category "Other long-term liabilities."

Amortization expense of $222 in 1997 decreased from $634 in 1996. This is due to the September 1996 write off of the remaining goodwill associated with Keithley MetraByte. Amortization expense in 1996 increased from $464 in 1995 due to the amortization of goodwill associated with the acquisitions of International Sensor Technology in the first quarter of fiscal 1996 and Turner Engineering Technology in the second quarter of fiscal 1996. Neither acquisition had a material effect on net sales or earnings for fiscal 1997 or 1996.

Net financing expenses of $1,145 increased $326 from $819 in 1996 due to higher average debt levels during the year. Net financing expenses decreased $167 in 1996 from $986 in 1995. Despite higher average debt levels in 1996, the decrease from 1995 was due to lower interest rates on variable rate debt and absence of certain fees related to the pay-off of a higher interest rate loan in the second quarter of 1995.

The effective tax rate for 1997 was 34.7 percent. Foreign sales corporation
(FSC) benefits and benefits derived from the remittance of foreign dividends were offset by a deferred tax charge resulting from the company's decision to terminate corporate owned life insurance policies. The company recorded an income tax benefit of $884 in 1996, which resulted from the company's pretax loss. The 1996 effective rate (benefit) of (14.0) percent is less than the statutory rate principally due to the non-deductibility of the Keithley MetraByte goodwill written off, offset by the utilization of foreign tax credits and FSC benefits. The effective income tax rate for 1995 of 23.5 percent is lower than the statutory rate due primarily to utilization of foreign tax credits and FSC benefits. At September 30, 1997, the company had capital loss carryforwards of $123 and tax credit carryforwards of $2,334.

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

From time to time, the company utilizes hedging techniques designed to mitigate the short-term effect of exchange rate fluctuations on operations and balance sheet positions by entering into forward and option currency contracts and by borrowing in foreign currencies. The company's foreign borrowings are used as a hedge of its net investments or of specified transactions. The company does not speculate in foreign currencies or derivative financial instruments, and hedging techniques do not increase the company's exposure to foreign exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

In 1997, net cash used in operating activities was $1,011. Total debt of $17,458 at September 30, 1997, increased $4,089 from $13,369 at September 30, 1996 and the debt-to-capital ratio at year-end was 34.8 percent versus 29.6 percent at the end of fiscal 1996. The increase in debt and decrease in cash during the year were used primarily to fund the expansion of the company's Semiconductor and Radiation Measurements facilities. Additionally, accounts receivable levels increased $6,575 primarily due to strong sales in September 1997.

On March 28, 1997, the company amended its credit agreement to extend its expiration until March 28, 2002 and generally improve the terms under which the company borrows. The agreement continued to be a $25,000 debt facility ($17,442 outstanding at September 30, 1997), which provides unsecured, multi-currency revolving credit at various interest rates based on U.S. prime, LIBOR or FIBOR. The company is required to pay a facility fee of between .125% to .20% on the total amount of the commitment. Additionally, the company has a number of other credit facilities in various currencies aggregating $5,460.

At September 30, 1997, the company had total unused lines of credit with domestic and foreign banks aggregating $13,018, including short-term and long-term lines of credit of $5,460 and $7,558, respectively. Under certain long-term debt agreements, the company is required to comply with various financial ratios and covenants. Principal payments on long-term debt are scheduled as follows: 1998-$16, 2002-$17,442.

During 1998, the company expects to finance capital spending and working capital requirements with cash provided by operations. 1998 capital expenditures are expected to approximate the 1997 level.

OUTLOOK
-------

The company has spent a substantial amount of its resources over the past three years to develop new products and new businesses. Sales from these new business initiatives are beginning to ramp-up, while expenses as a percentage of net sales are declining. Management's goal is to have each of these new businesses at break-even by the end of 1998, which will substantially improve earnings from 1997's levels. The company's Quantox product will be the most challenging to achieving this goal.

Additionally, the company expects to decrease debt levels during 1998.

FACTORS THAT MAY AFFECT FUTURE RESULTS
--------------------------------------

Information included in the Letter to Shareholders and in the Outlook section of Management's Discussion and Analysis of Financial Condition and Results of Operations relating to expectations as to revenues, earnings, and expenses or gross profits, constitute "forward-looking" statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Some of the factors that may affect future results are discussed below.

Although the company operates in a single industry segment, certain of its products and product lines including Quantox and the company's line of parametric testers, are sold into the semiconductor capital equipment industry. Growth in demand for semiconductors, new technology and pricing drive the demand for new semiconductor capital equipment. Throughout much of the year, the order growth of this industry had contracted which adversely affected revenues of the company. Although order growth in this industry has recently increased, the sustainability of this trend cannot be predicted.

The company's business relies on the development of new high technology products and services to provide solutions to customer's complex measurement needs. This requires anticipation of customers' changing needs and emerging technology trends. The company must make long-term investments and commit significant resources before knowing whether its expectations will eventually result in products that achieve market acceptance. The company incurs significant expenses developing new business opportunities that may or may not result in significant sources of revenue and earnings in the future.

In many cases the company's products compete directly with those offered by other manufacturers. If any of the company's competitors were to develop products or services that are more cost-effective or technically superior, demand for the company's product offerings could slow.

The company currently has ten subsidiaries or sales offices located outside the United States, and non-U.S. sales made up 45 percent of the company's revenue in fiscal 1997. The company's future results could be adversely affected by several factors, including changes in foreign currency exchange rates, changes in a country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, unexpected changes in regulatory requirements and natural disasters.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

(In Thousands of Dollars Except for Per-Share Data)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
---------------------------

         The consolidated financial statements include the accounts of Keithley Instruments, Inc. and its subsidiaries. Intercompany transactions have been eliminated. Certain amounts in prior years have been reclassified to be consistent with the current year's presentation.

REVENUE RECOGNITION
-------------------

         Sales are recognized at time of shipment for all products.

NATURE OF OPERATIONS
--------------------

         The company operates in a single industry segment and is engaged in the design, development, manufacture and marketing of complex electronic instruments and systems. Its products provide measurement-based solutions to the semiconductor, telecommunications and electronic conponents industries. Engineers and scientists around the world use the company's advanced hardware and software for process monitoring, production test and basic research.

PRODUCT DEVELOPMENT EXPENSES
----------------------------

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

INVENTORIES
-----------

         Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT
-----------------------------

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

INTANGIBLE ASSETS
-----------------

      Intangible assets relate to business acquisitions and are amortized on a straight-line basis over their estimated useful lives of 10 years. Management reviews the carrying value of intangible assets using an estimated future cash flow method (undiscounted and without interest charges) whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. At September 30, 1996, the company wrote off the remaining goodwill associated with its 1989 acquisition of Keithley MetraByte. (See Note B.)

OTHER ASSETS
------------

      Included in the "Other assets" caption of the Consolidated Balance Sheet at September 30, 1997 and 1996, were $8,814 and $7,152, respectively, in deferred tax assets. Also included in "Other assets" were pension related assets. (See note E.)

OTHER ACCRUED EXPENSES
----------------------

      Included in the "Other accrued expenses" caption of the Consolidated Balance Sheet at September 30, 1997 and 1996, were $2,496 and $1,476, respectively, for commissions payable to outside sales representatives of the company.

CAPITAL STOCK
-------------

      The company has two classes of stock. The Class B Common Shares have ten times the voting power of the Common Shares but are entitled to cash dividends of no more than 80% of the cash dividends on the Common Shares. Holders of Common Shares, voting as a class, elect one-fourth of the company's Board of Directors and participate with holders of Class B Common Shares in electing the balance of the Directors and in voting on all other corporate matters requiring shareholder approval. Additional Class B Common Shares may be issued only to holders of such Shares for stock dividends or stock splits. These Shares are convertible at any time to Common Shares on a one-for-one basis.

      Included in the "Common shares held in treasury, at cost" caption of the Consolidated Balance Sheet at September 30, 1997 and 1996, were Common Shares repurchased to settle non-employee Directors' fees deferred pursuant to the Keithley Instruments, Inc. 1996 Outside Directors Deferred Stock Plan.

INCOME TAXES
------------

      Provision has been made for estimated United States and foreign withholding taxes, less available tax credits, for the undistributed earnings of the non-U.S. subsidiaries as of September 30, 1997.

USE OF ESTIMATES
----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reported financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. NET

INCOME PER SHARE
----------------

      The weighted average number of shares outstanding used in determining net income per share was 7,866,750 (7,994,881 on a fully diluted basis) in 1997, 7,822,346 in 1996 and 7,476,138 (7,719,776 on a fully diluted basis) in 1995.
Both Common Shares and Class B Common Shares are included in calculating the weighted average number of shares outstanding.

HEDGING AND RELATED FINANCIAL INSTRUMENTS
-----------------------------------------

      The company utilizes foreign currency borrowings and foreign exchange forward contracts to hedge foreign exchange risks for sales denominated in foreign currencies and net equity or unremitted foreign earnings.

      To hedge sales, the company purchases foreign exchange forward contracts or option contracts to sell foreign currencies to fix the exchange rates related to near-term sales and the company's margins. Underlying hedged transactions are recorded at hedged rates, therefore realized and unrealized gains and losses are recorded when the operating revenue and expenses are recorded.

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

OTHER ACCOUNTING PRONOUNCEMENTS
-------------------------------

      In February 1997, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." The Statement redefines earnings per share under generally accepted accounting principles, and is effective for the company's quarter ending December 31, 1997. Early adoption is not allowable. Under the new standard, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. The adoption of this standard is not expected to have a significant impact on the company's previously reported earnings per share amounts.

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements displayed with the same prominence as other financial statements. Comprehensive income includes such items as foreign currency translation adjustments and unrealized gains and losses from investing and hedging activities. SFAS 130 is required to be adopted in the company's fiscal year ending September 30, 1999.

      Also in June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). This Statement requires that public companies report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. This Statement requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It requires that public companies report information about the revenues derived from the company's products or services, geographic areas, and major customers. SFAS 131 is required to be adopted in the company's fiscal year ending September 30, 1999.

      In September 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2). This Statement provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, and otherwise marketing computer software. It applies to all companies that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental to the products or services as a whole. SOP 97-2 is required to be adopted in the company's fiscal year ending September 30, 1999. The company has not yet determined the financial statement impact of this Statement.

NOTE B - SPECIAL CHARGES
         An analysis of special charges recorded in the Consolidated Statement of Income in 1997 and 1996, and the amount accrued in the Consolidated Balance Sheet is as follows:


                                                                            Accrued at
                                                  Expense                  September 30,
Description:                                1997            1996         1997          1996
------------                                ----            ----         ----          ----
Write off of Goodwill                      $  --          $ 5,737       $  --         $  --
Severance, outplacement and
  other personnel costs                       (291)         3,433           222         3,239
Lease and related costs                       (525)           998             3           998
Impaired inventory and equipment                49            835          --            --
Relocation of facility and employees         1,073           --            --            --
Recruiting and consulting costs                187           --            --            --
Manufacturing start-up costs                   282           --            --            --
European operating subleases                    (4)           642           574           642
                                           -------        -------       -------       -------
Totals                                     $   771        $11,645       $   799       $ 4,879
                                           =======        =======       =======       =======

         Since the acquisition of Keithley MetraByte in 1989, sales have declined for the operation and earnings had been poor. In September 1996, it became apparent to management that due to the lack of growth, the business could not support stand-alone operations. Therefore management made the decision to move the Taunton, Massachusetts operation to Cleveland, Ohio. Also included in special charges is an accrual for costs to be incurred over the next 3 to 11 years under two operating subleases at the company's European facilities.

         Special charges of $771 pretax, or $.06 per share, recorded in 1997 include gross costs of $1,902 primarily for the relocation of the Keithley MetraByte operation from Taunton, Massachusetts to Cleveland, Ohio, net of a reversal of $1,131 of expense (noncash) recorded during 1996 primarily for closing the Taunton facility. The reversal of 1996 expense relates to changes in circumstances which occurred during 1997. $256 of the gross expense represents a noncash charge to reserve for additional impaired inventory. Special charges of $11,645 pretax, or $1.23 per share, recorded in 1996 primarily represented the expected costs of closing the Keithley MetraByte operation in Taunton. Of the special charges, noncash charges in 1996 total $6,572. The relocation of the Keithley MetraByte operation was complete in July 1997, and special charges for the relocation going forward will not be material. Approximately 130 employees were terminated in total as a result of the relocation, 40 of which were terminated by September 30, 1996. Total net employment for the Keithley MetraByte operation has been reduced by approximately 70 people. At September 30, 1997 and 1996, $249 and $4,538, respectively was accrued in the Consolidated Balance Sheet under the category "Other accrued expenses" and $550 and $341, respectively, was accrued under the category "Other long-term liabilities."

NOTE C - FINANCING ARRANGEMENTS

                                                                                  September 30,
                                                                                  -------------
                                                                                  1997           1996
                                                                                  ----           ----
Long-term debt:
Revolving loans with various banks with interest due monthly; principal due
March 28, 2002:
    U.S. dollar denominated loans with an interest
      rate of 6.0% based on LIBOR                                               $ 14,000        $ 10,000
    U.S. dollar denominated loans with an interest
      rate of 8.5% and 8.25% based on Prime at
      at September 30, 1997 and 1996, respectively                                   600           1,000
    Deutsche mark denominated loans with an interest
      rate of 3.75% based on FIBOR                                                 2,842           2,292
Obligations under capital leases                                                      16              77
                                                                                --------        --------
                                                                                  17,458          13,369
   Less-Current installments on long-term debt                                        16              61
                                                                                --------        --------
Total long-term debt                                                            $ 17,442        $ 13,308
                                                                                ========        ========

      On March 28, 1997, the company amended its credit agreement to extend its expiration until March 28, 2002 and generally improve the terms under which the company borrows. The agreement continued to be a $25,000 debt facility ($17,442 outstanding at September 30, 1997), which provides unsecured, multi-currency revolving credit at various interest rates based on Prime, LIBOR or FIBOR. The company is required to pay a facility fee of between .125% to .20% on the total amount of the commitment. Additionally, the company has a number of other credit facilities in various currencies aggregating $5,460.

      At September 30, 1997, the company had total unused lines of credit with domestic and foreign banks aggregating $13,018, including short-term and long-term lines of credit of $5,460 and $7,558, respectively. Under certain long-term debt agreements, the company is required to comply with various financial ratios and covenants. Principal payments on long-term debt are scheduled as follows: 1998-$16, 2002-$17,442.

      The LIBOR interest rate was 5.7 percent and 5.4 percent at September 30, 1997 and 1996, respectively. The FIBOR interest rate was 3.3 percent at September 30, 1997 and 1996.

      The company has two interest rate swap agreements with commercial banks to effectively fix its interest rates on $6,000 of variable rate debt. The first agreement effectively fixes the interest rate on a notional $3,000 of variable LIBOR rate debt at 6.7 percent, and expires June 17, 2002. The second agreement effectively fixes the interest rate on another notional $3,000 of variable LIBOR rate debt at 6.8 percent, and expires September 18, 2005. The interest differentials to be paid or received on the notional amounts of the swaps are recognized over the lives of the agreements. At September 30, 1997 interest rate levels, the swaps require the company to make payments to the bank and would cost the company approximately $30 to terminate.

      Following is an analysis of Net financing expenses:

                                                                 1997              1996             1995
                                                                 ----              ----             ----
Interest expense                                                 $1,315           $  957            $1,092
Investment income                                                  (170)            (138)             (106)
                                                                 ------            -----            ------
                                                                 $1,145           $  819            $  986
                                                                  =====            =====             =====

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

      Certain transactions of the company and its foreign subsidiaries are denominated in currencies other than the functional currency. The Consolidated Statement of Income includes gains (losses) from such foreign exchange transactions of $95, $91 and $(22) for 1997, 1996 and 1995, respectively.

      At September 30, 1997, the company had obligations under foreign exchange forward contracts to sell 2,100,000 Deutsche marks, 140,000 British pounds, 2,200,000 French francs at various dates through December 1997. The total U.S. dollar equivalent amount of these foreign exchange contracts of $1,744 includes an unrecognized loss of $48 at September 30, 1997.

      The company has purchased and written currency option contracts that effectively provide minimum and maximum exchange rates that the company would receive for anticipated foreign currency denominated sales. Under the terms of the options, the company has the right to deliver 3,000,000 Deutsche marks at average rates of 1.91 per U.S. dollar and the obligation, if called, to deliver 4,500,000 Deutsche marks at average rates of 1.73 per U.S. dollar. The options expire in October and December 1997 and January 1998. The options had no effect on net income in fiscal 1997, and gains and losses on the options, if any, are recorded as incurred.

NOTE E - EMPLOYEE BENEFIT PLANS

      The company has non-contributory defined benefit pension plans covering all of its eligible employees in the United States and certain non-U.S. employees. Pension benefits are based upon the employee's length of service and a percentage of compensation above certain base levels. Pension expense for these plans is shown below:

                                                                        1997            1996              1995
                                                                        ----            ----              ----
      Service cost-benefits earned during the period                  $   733           $   652        $   605
      Interest cost on projected benefit obligation                     1,192             1,048            945
      Actual return on assets                                          (3,470)           (2,471)        (1,818)
      Net amortization and deferral                                     2,115             1,328            884
                                                                       ------            ------         ------
      Net periodic pension cost                                       $   570           $   557        $   616
                                                                       ======            ======         ======

      The following table sets forth the funded status of the company's plans and the related amounts recognized in the Consolidated Balance Sheet at September 30, 1997 and 1996:

                                                                                        Non-U.S.
                                                     United States Plan                   Plan
                                                         Overfunded                    Underfunded*
                                                    ---------------------              ------------
                                                      1997          1996         1997           1996
                                                      ----          ----         ----           ----
Actuarial present value of benefit obligations:
Vested benefit obligation                           $ 11,459      $ 10,439      $  1,694      $  1,678
                                                    ========      ========      ========      ========
Accumulated benefit obligation                      $ 12,094      $ 10,890      $  1,917      $  1,899
                                                    ========      ========      ========      ========
Projected benefit obligation                        $ 14,763      $ 13,280      $  2,777      $  2,732
Plan assets at fair value                           $ 19,474      $ 16,385      $    498      $    498
                                                    --------      --------      --------      --------
Projected benefit obligation (in excess of)
   or less than plan assets                         $  4,711      $  3,105      $ (2,279)     $ (2,234)
Unrecognized net gain                                 (3,824)       (1,972)         (331)         (567)
Unrecognized prior service cost                        1,149         1,263            64            79
Unrecognized initial net (asset) obligation             (358)         (401)          211           265
                                                    --------      --------      --------      --------
Prepaid pension assets (pension liability)
   recognized in the Consolidated Balance
   Sheet                                            $  1,678      $  1,995      $ (2,335)     $ (2,457)
                                                    ========      ========      ========      ========

*     The company has purchased indirect insurance of $2,409 which is expected to be available to the company as non-U.S. pension liabilities of $2,335 mature. The caption, "Other assets," on the company's Consolidated Balance Sheet includes $2,409 and $2,514 at September 30, 1997 and 1996, respectively, for this asset. In accordance with

      Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," this company asset is not included in the non-U.S. plan assets.

      The significant actuarial assumptions as of the year-end measurement date were as follows:

                                                                          1997           1996         1995
                                                                          ----           ----         ----
United States Pension Plan:
Discount rates                                                            7.5%           7.5%         7.5%
Expected long-term rate of return on plan assets                          8.5%           8.5%         8.5%
Rate of increase in compensation levels                                   5.5%           5.5%         5.5%

Non-U.S. Pension Plan:
Discount rates                                                           6.25%           6.5%         7.5%
Expected long-term rate of return on plan assets                          7.0%           7.0%         7.0%
Rate of increase in compensation levels                                   3.5%           3.5%         4.5%

      The "Projected Unit Credit" Actuarial Cost Method is used to determine the company's annual expense.

      For the United States plan, the company uses the "Entry Age Normal" Actuarial Cost Method to determine its annual funding requirements. United States plan assets are invested primarily in common stocks and fixed-income securities.

      Although there are no requirements for the company to fund the non-U.S. pension plan, the company has made contributions in the past. Non-U.S. plan assets represent employee and company contributions and are invested in a direct insurance contract payable to the individual participants.

      In addition to the defined benefit pension plan, the company also maintains a retirement plan for substantially all of its employees in the United States under Section 401(k) of the Internal Revenue Code. The company makes contributions to the 401(k) plan, and expense for this plan amounted to $403, $388 and $539 in 1997, 1996 and 1995, respectively.

      The company also has an unfunded supplemental executive retirement plan
(SERP) for an officer and for former key employees which includes retirement, death and disability benefits. The officer took early retirement causing a reversal of previously accrued expense in 1997. Expense (income) recognized for these benefits was $(3) for 1997, $102 for 1996 and $85 for 1995. Liabilities of $489 and $497 were accrued in the "Other long-term liabilities" caption on the company's Consolidated Balance Sheet to meet all SERP obligations at September 30, 1997 and 1996, respectively.

NOTE F - STOCK PLANS
Stock Option Plans
------------------
      Under the 1984 Stock Option Plan and the 1992 Stock Incentive Plan, 675,000 and 1,900,000 of the company's Common Shares, respectively, were reserved for the granting of options to officers and other key employees. After February 11, 1994, no new grants could be issued from the 1984 Stock Option Plan. The Compensation and Human Resources Committee administers the plans with incentive stock options granted at not less than fair market price at the date of the grant for an exercise period not to exceed ten years from the grant date. Such grants generally become exercisable over a four year period. The option price under a nonqualified stock option is determined by the Committee on the date the option is granted. The 1992 Stock Incentive Plan also provides for restricted stock awards and stock appreciation rights. This plan will expire on February 8, 2002. All options outstanding at the time of termination of either plan shall continue in full force and effect in accordance with their terms.

       Subject to shareholder approval in February 1998, the Company's Board of Directors adopted the 1997 Directors' Stock Option Plan. This Plan provides for the issuance of 200,000 of the company's Common Shares to non-employee Directors. Under the terms of the plan, each non-employee Director is automatically granted an option to purchase 5,000 Common Shares at the close of each annual shareholders' meeting. The plan will expire on February 15, 2007. All options outstanding at the time of termination of the plan shall continue in full force and effect in accordance with their terms. On February 15, 1997, the company's Board of Directors terminated the 1992 Directors' Stock Option Plan. Prior to its termination, this plan provided for the issuance of 60,000 of the company's Common Shares to non-employee Directors, with each non-employee Director automatically granted an option to purchase 600 Common Shares at the close of each annual shareholders' meeting. The option price for grants under both Plans is the fair market value of a Common Share on the date of grant. The options under both plans are exercisable six months and one day after the date of grant and will expire after ten years.

   The activity under the option plans, combined, was as follows:

                                                Outstanding                     Exercisable
                                                -----------                     -----------
                                                             Weighted                    Weighted
                                                             Average                      Average
                                                 Number      Exercise         Number      Exercise
                                               of Shares      Price         of Shares      Price
                                               ---------      -----         ---------      -----
September 30, 1994                               848,888       $ 5.23         306,892      $5.73
 Options granted at fair market value            237,500        13.44
 Options granted below fair market value           1,800        13.52
 Options exercised                               (96,408)        5.09
 Options forfeited                                (5,792)        5.35
                                          -------------------------------------------------------

September 30, 1995                               985,988         7.23         303,030       5.74
 Options granted at fair market value            359,400         9.93
 Options granted below fair market value          14,560                                    --
 Options exercised                              (149,373)        4.90
 Options forfeited                               (38,586)        8.01
                                          -------------------------------------------------------

September 30, 1996                             1,171,989         8.24         400,044       5.45
 Options granted at fair market value            310,000        11.18
 Options granted above fair market value           1,100        11.54
 Options granted below fair market value          82,528                                    --
 Options exercised                              (124,873)        1.70
 Options forfeited                               (37,212)        9.23
                                          -------------------------------------------------------

September 30, 1997                             1,403,532       $ 8.97         593,607      $7.01
                                          =======================================================

      The options outstanding at September 30, 1997 have been segregated into ranges for additional disclosure as follows:

                                          Outstanding                                      Exercisable
                                          Weighted
                                          Average                Weighted                           Weighted
                        Number of         Remaining              Average           Number of        Average
Range of Exercise       Shares            Contractual            Exercise          Shares           Exercise
Prices                  Outstanding       Life                   Price             Exercisable      Price
------                  -----------       ----                   -----             -----------      -----
$4.00 - $4.88              297,707        6.30 years             $ 4.75            232,957          $ 4.73
$5.00 - $9.06              269,025        4.03 years             $ 6.20            253,400          $ 6.26
$9.25 - $9.25              310,500        8.94 years             $ 9.25                  0            --
$10.00 - $13.52            284,400        9.94 years             $11.44                900          $13.52
$13.69 - $15.69            241,900        8.00 years             $13.96            106,350          $13.72
                        ----------        ----------             ------            -------          ------
                         1,403,532        7.48 years             $ 8.97            593,607          $ 7.01
                        ==========        ==========             ======            =======          ======


1993 Employee Stock Purchase Plan
---------------------------------
On February 5, 1994, the company's shareholders approved the 1993 Employee Stock Purchase and Dividend Reinvestment Plan. The plan offers eligible employees the opportunity to acquire the company's Common Shares at a discount and without transaction costs. Eligible employees can only participate in the plan on a year-to-year basis, must enroll prior to the commencement of each plan year, and in the case with U.S. employees, must authorize monthly payroll deductions. Foreign employees submit their contribution at the end of the plan year. The purchase price of the Common Shares is 85 percent of the lower market price at the beginning or ending of the calendar plan year. A total of 750,000 Common Shares are available for purchase under the plan. Total shares may be increased with shareholder approval or the plan may be terminated when the shares are fully subscribed. No compensation expense is recorded in connection with the plan. During 1997 and 1996, 94,227 and 74,156 shares had been purchased by employees at prices of $7.86 and $4.25 per share, respectively.

Pro Forma Disclosure
--------------------
       As of September 30, 1997, the company had various stock-based compensation plans which are described above. The company has elected to continue to account for stock issued to employees according to APB Opinion 25, "Accounting for Stock Issued to Employees" and its related interpretations. Under APB No. 25, no compensation expense is recognized in the company's consolidated financial statements for employee stock options except in certain cases when stock options are granted below the market price of the underlying stock on the date of grant. During 1997, $187 was recognized in compensation expense for such grants. Alternatively, under the fair value method of accounting provided for under Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation" (SFAS 123), the measurement of compensation expense is based on the fair value of employee stock options or purchase rights at the grant or right date and requires the use of option pricing models to value the options.

      The weighted average fair value of options granted under stock options plans in 1997 and 1996 was $4.97 and $4.34, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                             1997               1996
                                             ----               ----
Expected life (years)                       5.0                4.6
Risk-free interest rate                     6.0%               6.4%
Volatility                                 41.5%              41.5%
Dividend yield                              1.3%               1.3%

      The weighted average fair value of purchase rights granted under the 1993 Employee Stock Purchase Plan in 1997 and 1996 was $3.05 and $5.49, respectively. The fair value of employees' purchase rights was estimated using the Black-Scholes model with the following assumptions:

                                             1997              1996
                                             ----              ----
Expected life (years)                        1.0                1.0
Risk-free interest rate                      5.5%               4.9%
Volatility                                  41.5%              41.5%
Dividend yield                               1.3%               1.3%

       The pro forma impact to both net income and net income per share from calculating stock-related compensation expense consistent with the fair value alternative of SFAS 123 is indicated below:

                                          1997                1996
Pro forma net income                      $214             $(5,704)
Pro forma net income per share            $.03             $  (.73)

       For purposes of the pro forma disclosures, the estimated fair value of the stock-based awards is amortized over the vesting period. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts, because SFAS 123 is applicable only to awards made after fiscal 1995.

NOTE G - INCOME TAXES
      For financial reporting purposes, income (loss) before income taxes includes the following components:

                                                          1997           1996         1995
                                                          ----           ----         ----
      United States                                      $  (892)      $(9,383)      $ 1,970
      Non-U.S                                              2,103         3,059         4,452
                                                         -------       -------       -------
                                                         $ 1,211       $(6,324)      $ 6,422
                                                         =======       =======       =======
      The provision for income taxes is as follows:
                                                            1997          1996          1995
                                                         -------       -------       -------
Current:
      Federal                                            $   275       $ 1,330       $   720
      Non-U.S                                              1,091         1,513         1,859
      State and local                                        195            45           146
                                                         -------       -------       -------
      Total current                                        1,561         2,888         2,725
                                                         -------       -------       -------
Deferred:
      Federal                                             (1,124)       (3,800)       (1,199)
      Non-U.S                                                (16)           28           (18)
                                                         -------       -------       -------
      Total deferred                                      (1,140)       (3,772)       (1,217)
                                                         -------       -------       -------
      Total provision (benefit)                          $   421       $  (884)      $ 1,508
                                                         =======       =======       =======

      Differences between the statutory United States federal income tax and the effective income tax rate are as follows:

                                              1997          1996           1995
                                              ----          ----           ----
Federal income tax at statutory rate        $   412       $(2,150)      $ 2,183
State and local income taxes                    129            30            96
Tax on non-U.S. income and tax credits         (945)         (884)         (881)
Non-deductible amortization                    --           2,123           158
Terminated life insurance contract              877          --            --
Other                                           (52)           (3)          (48)
                                            -------       -------       -------
Effective income tax (benefit)              $   421       $  (884)      $ 1,508
                                            =======       =======       =======

      Significant components of the company's deferred tax assets and liabilities as of September 30, 1997 and 1996 are as follows:


Deferred tax assets:                                 1997             1996
--------------------                                 ----             ----

Capitalized research and development              $  6,589       $  5,221
Special charges                                        184          1,724
Intangibles                                            832          1,006
State and local taxes                                1,471          1,441
Alternative minimum tax credit carryforwards         1,276          1,174
Deferred compensation                                  558            615
Inventory                                            1,597          1,124
General business credit carryforwards                1,058            872
Other                                                1,909          1,252
                                                  --------       --------
Total deferred tax assets                           15,474         14,429
                                                  --------       --------
Valuation allowance for deferred tax assets         (3,166)        (2,994)
                                                  --------       --------
                                                    12,308         11,435
                                                  --------       --------

Deferred tax liabilities:
Pension contribution                                   818            904
Other                                                  170            351
                                                  --------       --------
Total deferred tax liabilities                         988          1,255
                                                  --------       --------
Net deferred tax assets                           $ 11,320       $ 10,180
                                                  ========       ========

      The valuation allowance relates to tax credit carryforwards which will likely not be realized. The current year increase relates primarily to an increase in deferred state tax items.

      At September 30, 1997, the Company had capital loss and tax credit carryforwards as follows:


                                                                                 Year Expiration
                                                                                   Commences
                                                                                ---------------
General business credit                                     $1,058                    2002
Capital loss                                                   123                    1998
Alternative minimum tax credit                               1,276                  Indefinite

NOTE H - LEASES
      The company leases certain equipment under capital leases. Manufacturing, laboratory and office equipment includes $526 of leased equipment at September 30, 1997 and 1996. Accumulated depreciation includes $510 and $487 at September 30, 1997 and 1996, respectively, related to these leases. The company also leases certain office and manufacturing facilities and office equipment under operating leases. Rent expense under operating leases (net of sublease income of $84 in 1997, $245 in 1996 and $282 in 1995) for 1997, 1996 and 1995 was $2,658,
$2,178 and $2,119, respectively. Future minimum lease payments under operating leases are:

      1998                                                       $2,063
      1999                                                        1,820
      2000                                                        1,656
      2001                                                        1,198
      2002                                                          701
      After 2002                                                  2,507
                                                                  -----
Total minimum operating lease payments                           $9,945
                                                                 ======

NOTE I - GEOGRAPHIC SEGMENTS
      The company operates in a single industry segment and is engaged in the design, development, manufacture and marketing of complex electronic instruments and systems. The operations by geographic area are presented below:

                                                                1997            1996           1995
                                                                ----            ----           ----
NET SALES, INCLUDING INTERCOMPANY SALES:
----------------------------------------
United States (1)                                           $ 106,217       $  98,232       $  88,410
Europe                                                         31,606          37,799          37,659
Intercompany                                                  (14,528)        (17,085)        (16,495)
                                                            ---------       ---------       ---------
Net sales                                                   $ 123,295       $ 118,946       $ 109,574
                                                            =========       =========       =========
INCOME (LOSS) BEFORE INCOME TAXES (2):
United States                                               $   1,889       $  (7,372)      $   4,282
Europe                                                          2,236           3,180           4,158
Adjustments/eliminations                                         (219)            (34)             77
                                                            ---------       ---------       ---------
                                                                3,906          (4,226)          8,517
                                                            ---------       ---------       ---------
Corporate expenses                                             (1,550)         (1,279)         (1,109)
Net financing expenses                                         (1,145)           (819)           (986)
                                                            ---------       ---------       ---------
Income (loss) before income taxes                           $   1,211       $  (6,324)      $   6,422
                                                            =========       =========       =========
IDENTIFIABLE ASSETS:
United States                                               $  61,264       $  54,507       $  49,087
Europe                                                          9,120           9,720          11,164
Adjustments/eliminations                                       (4,979)         (5,651)         (5,429)
                                                            ---------       ---------       ---------
                                                               65,405          58,576          54,822
Corporate assets                                               13,708          15,258          11,287
                                                            ---------       ---------       ---------
Total assets                                                $  79,113       $  73,834       $  66,109
                                                            =========       =========       =========

(1) U.S. sales include $24,186, $21,295 and $18,793 in export sales to markets other than Europe in
1997, 1996 and 1995, respectively.

(2) 1997 and 1996 income (loss) before income taxes includes special charges (benefit) of $775 and
$11,003 in the U.S., and $(4) and $642 in Europe, respectively. (See Note B.)

        Intercompany sales were at cost plus a negotiated markup. Assets of geographic areas are identified with the operations of each area. Corporate assets consist of cash and cash equivalents, other receivables, prepaid expenses and deferred income taxes.

NOTE J - CONTINGENCIES
      The company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the company's financial position, results of operations or cash flows.

                        Report of Independent Accountants
                        ---------------------------------


To the Board of Directors and Shareholders of Keithley Instruments, Inc.


      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Keithley Instruments, Inc. and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP



Cleveland, Ohio
November 17, 1997

                     Statement of Management Responsibility
                     --------------------------------------


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



Joseph P. Keithley                               Ronald M. Rebner
Chairman, President                              Vice President and Chief
and Chief Executive Officer                      Financial Officer

Stock Market Price and Cash Dividends


      Since November 28, 1995, the company's Common Shares have traded on the New York Stock Exchange under the symbol KEI. Prior to November 28, 1995, the company's Common Shares traded on the American Stock Exchange under the symbol KEI. The high and low prices shown below are sales prices of the company's Common Shares as reported on the NYSE or the AMEX. There is no established public trading market for the company's Class B Common Shares; however, they are readily convertible on a one-to-one basis for Common Shares.

                                                                                       Cash Dividends
                                                              Cash Dividends             Per Class B
Fiscal 1997                   High            Low            Per Common Share           Common Share
-----------                   ----            ---            ----------------           ------------

First Quarter                $11 1/8         $7 3/8             $  .031                   $  .025
Second Quarter                 9 3/8          7 3/4                .031                      .025
Third Quarter                 12              7 5/8                .031                      .025
Fourth Quarter                12 3/8         10 1/8                .031                      .025

Fiscal 1996

First Quarter               $18             $14                 $  .031                   $  .025
Second Quarter               16 7/8          12 7/8                .031                      .025
Third Quarter                19 1/8          12 5/8                .031                      .025
Fourth Quarter               14 1/4           8 3/8                .031                      .025


Unaudited Quarterly Results of Operations
(In Thousands of Dollars Except for Per-Share Data)


                                                                    First          Second         Third          Fourth
                                                                    -----          ------         -----          -------
Fiscal 1997
-----------

Net sales                                                          $ 27,886       $ 28,148       $ 32,410       $ 34,851

Gross profit                                                         16,132         16,402         18,514         20,323

Income (loss) before income taxes (1) (2)                            (1,171)          (464)         1,088          1,758

Net income (loss) (1) (2)                                              (838)          (338)           761          1,205

Net income (loss) per share (primary and fully diluted)(1)(2)
                                                                       (.11)          (.04)           .10            .15
Fiscal 1996

Net sales                                                          $ 29,823       $ 30,019       $ 29,403       $ 29,701

Gross profit                                                         17,988         19,052         18,027         17,739

Income (loss) before income taxes (1)                                 1,659          2,045          1,006        (11,034)

Net income (loss) (1)                                                 1,145          1,485            761         (8,831)

Net income (loss) per share (primary and fully diluted) (1)
                                                                        .15            .19            .10          (1.14)

(1) Includes special charges as follows:

  1997 Special charges pretax                                      $     58       $    375       $    306       $     32
  1997 Special charges per share                                       --             (.03)          (.02)          --
  1996 Special charges pretax                                          --             --             --           11,645
  1996 Special charges per share                                       --             --             --            (1.23)


(2)The fourth quarter includes pretax charges of $512 for non-recurring officer retirement expenses.


Eleven Year Summary
(In Thousands Of Dollars Except For Per-Share Data)

For the year ended September 30,                            1997             1996            1995           1994       1993(b)
----------------------------------------------------------------------------------------------------------------------------------

Operating Results
 Net sales                                              $123,295          118,946         109,574         89,248        91,146
 Income (loss) before income taxes and
  cumulative effect of accounting change                   1,211           (6,324)          6,422            124         5,530
 Net income (loss)                                           790           (5,440)          4,914            907         4,784
 Net income (loss) per share (a)                            0.10            (0.70)           0.66           0.13          0.68
 Fully diluted net income (loss) per share (a)              0.10            (0.70)           0.64           0.13          0.68

Common Stock Information (a)
 Cash dividends per Common Share                        $  0.125            0.125           0.106          0.100         0.100
 Cash dividends per Class B Common Share                $  0.100            0.100           0.085          0.080         0.080
 Weighted average number of shares
  outstanding- fully diluted (in thousands)                7,995            7,822           7,720          7,088         7,061
 At fiscal year-end:
  Dividend payout ratio (d)                                125.0%            --              16.1%          76.9%         14.7%
  Price/earnings ratio (d)                                 120.0             --              23.3           40.4           7.4
  Shareholders' equity per share                        $   4.26             4.26            5.11           4.50          4.45
  Closing market price                                  $ 12.000            8.875          14.938          5.250         5.000

Balance Sheet Data
 Total assets                                           $ 79,113           73,834          66,109         54,410        52,413
 Current ratio                                               1.9              1.7             2.0            1.9           2.2
 Total debt                                             $ 17,458           13,369           6,113          4,816         6,518
 Total debt-to-capital                                      34.8%            29.6%           14.2%          13.1%         17.2%
 Shareholders' equity                                   $ 32,683           31,756          36,902         31,946        31,415

Other Data
 Return on average shareholders' equity                      2.5%           -15.8%           14.3%           2.9%         16.0%
 Return on average total assets                              1.0%            -7.8%            8.2%           1.7%          9.1%
 Return on net sales                                         0.6%            -4.6%            4.5%           1.0%          5.2%
 Number of employees                                         693              716             659            625           625
 Sales per employee                                     $  175.0            173.0           170.7          142.8         139.8
 Cash flow
  Noncash charges to income (c)                         $  3,390            7,064           2,573          1,346         1,849
  Net cash provided by (used in) operating activities   ($ 1,011)           2,600           2,457          6,641         6,289
 Ten-year compound annual growth rate
  Net sales                                                  7.9%             9.6%            8.8%           7.0%         10.0%
  Net income (d)                                           -13.3%            --               5.7%         -14.2%          9.1%

Eleven Year Summary
(In Thousands Of Dollars Except For Per-Share Data)

For the year ended September 30,                         1992          1991         1990         1989         1988         1987
---------------------------------------------------------------------------------------------------------------------------------

Operating Results
 Net sales                                             94,666        99,497      100,593       88,728       72,282       57,652
 Income (loss) before income taxes and
  cumulative effect of accounting change              (10,420)        6,816        5,675        7,311        8,204        5,209
 Net income (loss)                                    (12,453)        4,233        3,378        4,131        5,414        3,280
 Net income (loss) per share (a)                        (1.77)         0.60         0.48         0.59         0.78         0.49
 Fully diluted net income (loss) per share (a)          (1.77)         0.60         0.48         0.59         0.78         0.49

Common Stock Information (a)
 Cash dividends per Common Share                        0.100         0.094        0.089        0.082        0.058        0.046
 Cash dividends per Class B Common Share                0.080         0.075        0.071        0.066        0.046        0.036
 Weighted average number of shares
  outstanding- fully diluted (in thousands)             7,046         7,026        7,014        6,994        6,974        6,790
 At fiscal year-end:
  Dividend payout ratio (d)                              --            15.7%        18.5%        13.9%         7.4%         9.4%
  Price/earnings ratio (d)                               --            10.1          8.5         11.0         11.5         17.5
  Shareholders' equity per share                         4.05          5.85         5.40         4.88         4.37         3.68
  Closing market price                                  4.563         6.063        4.063        6.500        8.938        8.500

Balance Sheet Data
 Total assets                                          53,160        66,637       69,205       69,917       46,602       44,268
 Current ratio                                            2.3           2.1          2.3          2.7          2.4          1.9
 Total debt                                             8,978        10,506       16,562       22,419        2,027        5,773
 Total debt-to-capital                                   23.9%         20.3%        30.4%        39.6%         6.2%        18.4%
 Shareholders' equity                                  28,530        41,129       37,870       34,216       30,518       25,577

Other Data
 Return on average shareholders' equity                -35.8%          10.7%         9.4%        12.7%        19.0%        14.5%
 Return on average total assets                        -20.8%           6.2%         4.9%         7.1%        11.9%         8.5%
 Return on net sales                                   -13.2%           4.3%         3.4%         4.7%         7.5%         5.7%
 Number of employees                                      679           716          750          742          579          523
 Sales per employee                                     135.7         135.7        134.8        134.3        131.2        115.1
 Cash flow
  Noncash charges to income (c)                        15,185         4,325        6,649        4,234        3,062        2,516
  Net cash provided by (used in) operating activities   4,475         9,399        9,111        4,592        6,812        5,741
 Ten-year compound annual growth rate
  Net sales                                              11.1%         12.8%        13.7%        16.4%        17.9%        19.2%
  Net income (d)                                         --            39.7%        10.4%        12.5%        21.2%        19.8%

(a)  Share data adjusted for two-for-one stock split in November 1995, three-for-two stock split in 1987 and three-for-one stock split in 1985.
(b)  Includes a benefit for the cumulative effect of adopting FAS 109 of $1,447 or $.21 per share.
(c)  Noncash charges to income include depreciation, amortization, deferred compensation, deferred taxes, noncash special charges and the cumulative effect of adopting FAS 109.
(d)  These ratios are not meaningful in 1992 and 1996 due to reported net losses.
