Form 10-K405, Exhibit 13
period 1998-09-30
KEITHLEY INSTRUMENTS INC
filed 1998-12-29
CIK 54991

                                                                      Exhibit 13

13. Annual Report to Shareholders for the Fiscal Year Ended September 30, 1998

Consolidated Statement of Income
For the years ended September 30, 1998, 1997 and 1996
(In Thousands of Dollars Except for Per-Share Data)

                                                   1998          1997         1996
                                                ---------     ---------    ---------
Net sales                                       $ 117,776     $ 123,295    $ 118,946
                                                ---------     ---------    ---------
Cost of goods sold                                 50,332        51,924       46,140
Selling, general and administrative expenses       46,756        51,011       48,329
Product development expenses                       13,139        17,233       18,337
Gain on sale of business                           (2,852)         --           --
Special charges                                     1,172           771       11,645
Net financing expenses                              1,040         1,145          819
                                                ---------     ---------    ---------
Income (loss) before income taxes                   8,189         1,211       (6,324)
Income taxes (benefit)                              3,185           421         (884)
                                                ---------     ---------    ---------
Net income (loss)                               $   5,004     $     790    $  (5,440)
                                                =========     =========    =========
Basic earnings (loss) per share                 $     .64     $     .10    $    (.74)
                                                =========     =========    =========
Diluted earnings (loss) per share               $     .62     $     .10    $    (.74)
                                                =========     =========    =========


The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet
September 30, 1998 and 1997
(In Thousands of Dollars Except for Share Data)

                                                                1998        1997
                                                              -------      ------
Assets
Current assets:
     Cash and cash equivalents                               $  9,321     $  1,727
     Accounts receivable and other, net of allowances
           of $704 in 1998 and $675 in 1997                    17,586       25,113
     Inventories:
           Raw materials                                        5,997        7,787
           Work in process                                      3,163        5,671
           Finished products                                    2,490        3,121
                                                             --------     --------
                 Total inventories                             11,650       16,579
     Deferred income taxes                                      3,267        2,541
     Prepaid expenses                                             503          566
                                                             --------     --------
                 Total current assets                          42,327       46,526
                                                             --------     --------
Property, plant and equipment, at cost:
     Land                                                       1,325        1,325
     Buildings and leasehold improvements                      14,984       15,917
     Manufacturing, laboratory and office equipment            23,025       24,285
                                                             --------     --------
                                                               39,334       41,527
        Less-Accumulated depreciation and amortization         24,723       24,272
                                                             --------     --------
                 Total property, plant and equipment, net      14,611       17,255
                                                             --------     --------
Intangible assets, net of accumulated amortization
   of $31,755 in 1998 and $29,930 in 1997                        --          1,825
Deferred income taxes                                           8,087        8,814
Other assets                                                    5,992        4,693
                                                             --------     --------
Total assets                                                 $ 71,017     $ 79,113
                                                             ========     ========

Liabilities and Shareholders' Equity
Current liabilities:
     Current installments on long-term debt                  $   --       $     16
     Accounts payable                                           6,191       11,568
     Accrued payroll and related expenses                       4,203        4,698
     Other accrued expenses                                     6,902        6,951
     Income taxes payable                                       4,591        1,821
                                                             --------     --------
                 Total current liabilities                     21,887       25,054
                                                             --------     --------

Long-term debt                                                  6,099       17,442
Other long-term liabilities                                     4,277        3,899
Deferred income taxes                                              12           35
Shareholders' equity:
     Common Shares, stated value $.025:
       Authorized - 30,000,000; issued and outstanding -
       5,092,903 in 1998 and 4,877,975 in 1997                    127          122
     Class B Common Shares, stated value $.025:
       Authorized - 9,000,000; issued and outstanding -
       2,785,378 in 1998 and 2,786,278 in 1997                     70           70
     Capital in excess of stated value                          8,877        7,297
     Earnings reinvested in the business                       29,870       25,773
     Cumulative translation adjustment                            429          250
     Unamortized portion of restricted stock plan                (283)        (569)
     Common Shares held in treasury, at cost                     (348)        (260)
                                                             --------     --------
                 Total shareholders' equity                    38,742       32,683
                                                             --------     --------
Total liabilities and shareholders' equity                   $ 71,017     $ 79,113
                                                             ========     ========

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Shareholders' Equity For the years ended September 30, 1998, 1997 and 1996 (In Thousands of Dollars Except for Share Data)

                                                           1998                     1997                      1996
                                                           ----                     ----                      ----
                                                     SHARES        $          SHARES         $          SHARES          $
                                                  -----------   ------     ----------- ---------     -----------        -
Common Shares:
Beginning balance                                   4,877,975       122      4,656,600       116       4,308,976        108
Shares issued under stock plans                       214,028         5        213,375         6         222,906          5
Conversion of Class B Common Shares                       900        --          8,000        --         124,718          3
                                                    ---------    ------      ---------    ------       ---------        ---
Ending balance                                      5,092,903       127      4,877,975       122       4,656,600        116
                                                    =========    ------      =========    ------       =========   --------

Class B Common Shares:

Beginning balance                                   2,786,278        70      2,794,278        70       2,918,996         73
Conversion to Common Shares                              (900)       --         (8,000)       --        (124,718)        (3)
                                                    ---------    ------      ---------    ------       ---------        ---
Ending balance                                      2,785,378        70      2,786,278        70       2,794,278         70
                                                    =========   -------      =========   -------       =========   --------

Common Shares held in treasury, at cost:

Beginning balance                                     (22,515)     (260)       (10,155)     (136)             --         --
Shares repurchased                                    (14,960)      (88)       (12,360)     (124)        (10,155)      (136)
                                                    ---------    ------      ---------    ------       ---------        ---
Ending balance                                        (37,475)     (348)       (22,515)     (260)        (10,155)      (136)
                                                   ==========    ------      =========    ------       =========     ------

Capital in excess of stated value:

Beginning balance                                                 7,297                    5,293                      3,981
Shares issued under stock plans                                   1,473                    1,742                      1,385
Other                                                               107                      262                        (73)
                                                               --------                 --------                   --------
Ending balance                                                    8,877                    7,297                      5,293
                                                               --------                 --------                    -------

Cumulative translation adjustment:

Beginning balance                                                   250                      562                        589
Translation adjustments                                             146                     (550)                       (76)
Gains from hedging net investments
  in foreign subsidiaries                                            33                      238                         49
                                                              ---------                  -------                   --------
Ending balance                                                      429                      250                        562
                                                               --------                  -------                    -------

Unamortized portion of restricted stock plan:

Beginning balance                                                  (569)                     (14)                        (6)
Shares issued under stock plans                                      --                     (742)                       (14)
Amortization                                                        286                      187                          6
                                                             ----------               ----------                  ---------
Ending balance                                                     (283)                    (569)                       (14)
                                                             ----------               ----------                   ---------

Earnings reinvested in the business:

Beginning balance                                                25,773                   25,865                     32,157
Net income (loss)                                                 5,004                      790                     (5,440)
Cash dividends:

  Common Shares ($.125 per share in 1998,

    1997 and 1996)                                                 (629)                    (603)                      (568)
  Class B Common Shares ($.10 per share in
    1998, 1997 and 1996)                                           (278)                    (279)                      (284)
                                                                -------                  -------                   --------
Ending balance                                                   29,870                   25,773                     25,865
                                                                 ------                   ------                     ------

Total shareholders' equity                                       38,742                   32,683                     31,756
                                                                 ======                   ======                     ======


The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows
For the years ended September 30, 1998,
1997 and 1996 (In Thousands of Dollars)

                                                                  1998         1997        1996
                                                               --------     --------      ------
Cash flows from operating activities:
     Net income (loss)                                         $  5,004     $    790     $ (5,440)
     Adjustments to reconcile net income (loss) to
       net cash provided by (used in) operating activities:
           Depreciation                                           3,653        3,823        3,419
           Amortization of intangible assets                        196          222          634
           Deferred income taxes                                    (22)      (1,140)      (3,772)
           Deferred compensation                                    331          229          211
           Special charges                                          551         (771)      11,452
           Gain on sale of business                              (2,852)        --           --
     Change in current assets and liabilities:
                 Accounts receivable and other                    6,625       (6,969)       2,317
                 Inventories                                      3,670          486       (5,275)
                 Prepaid expenses                                  (648)          29          (57)
                 Other current liabilities                       (3,320)       1,427         (143)
     Other operating activities                                    (155)         863         (746)
                                                               --------     --------     --------
Net cash provided by (used in) operating activities              13,033       (1,011)       2,600
                                                               --------     --------     --------
Cash flows from investing activities:
     Payments for property, plant and equipment                  (2,753)      (5,849)      (8,539)
     Sale (acquisition) of assets                                 8,683         --         (1,408)
     Payments made for sale of assets                              (759)        --           --
Other investing activities                                           96          202           71
                                                               --------     --------     --------
Net cash provided by (used in) investing activities               5,267       (5,647)      (9,876)
                                                               --------     --------     --------
Cash flows from financing activities:
     Net decrease in short-term debt                                (16)         (45)         (10)
     Borrowing (payment) of long-term debt                      (11,314)       4,520        7,385
     Proceeds from sale of Common Shares                          1,458        1,144          974
     Cash dividends                                                (907)        (882)        (852)
                                                               --------     --------     --------
   Net cash provided by (used in) financing activities          (10,779)       4,737        7,497
                                                               --------     --------     --------
Effect of changes in foreign currency exchange
   rates on cash and cash equivalents                                73         (347)        (116)
                                                               --------     --------     --------
Increase (decrease) in cash and cash equivalents                  7,594       (2,268)         105
Cash and cash equivalents at beginning of period                  1,727        3,995        3,890
                                                               --------     --------     --------
Cash and cash equivalents at end of period                     $  9,321     $  1,727     $  3,995
                                                               ========     ========     ========
Supplemental disclosures of cash flow information
     Cash paid during the year for:
           Income taxes                                        $    972     $  1,981     $  2,201
           Interest                                                 891        1,140          711

Supplemental schedule of noncash investing activities
     The company's acquisitions included the following
     noncash transactions:
           Fair value of assets acquired                       $   --       $   --       $  2,525
           Cash paid                                               --           --         (1,408)
           Common Shares issued                                    --           --           (201)
                                                               --------     --------     --------
                 Liabilities assumed                           $   --       $   --       $    916
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

The accompanying notes are an integral part of the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Percent of net sales for the years ended September 30, 1998, 1997 and 1996

                                                                 1998         1997         1996
                                                                 ----         ----         ----
Net sales                                                      100.0         100.0        100.0
Cost of goods sold                                              42.7          42.1         38.8
Selling, general and administrative expenses                    39.7          41.4         40.6
Product development expenses                                    11.2          14.0         15.4
Gain on sale of business                                        (2.4)           --           --
Special charges                                                  1.0           0.6          9.8
Net financing expenses                                           0.9           0.9          0.7
                                                               -----         -----        -----
Income (loss) before income taxes                                6.9           1.0         (5.3)
Income taxes (benefit)                                           2.7           0.4         (0.7)
                                                               -----         -----        -----
Net income (loss)                                                4.2           0.6         (4.6)
                                                               =====         =====        =====

RESULTS OF OPERATIONS (IN THOUSANDS OF DOLLARS EXCEPT FOR PER-SHARE DATA)

Net income was $5,004, or $.62 per share on a diluted basis, in 1998 compared to $790, or $.10 per share, in 1997, and a net loss of $5,440, or $.74 per share, in 1996. Excluding the gain on sale of a business of $2,852 pretax, or $.22 per share, special charges and other personnel cost reductions in all years of $.18 per share in 1998, $.10 per share in 1997, and $1.27 per share in 1996, net income was $4,679, or $.58 per share in 1998, $1,614, or $.20 per share in 1997, and $4,185, or $.53 per share in 1996. Additionally, 1997 and 1996 results included substantial start-up losses for new business opportunities the company was exploring, compared with much smaller start-up losses in 1998.

Net sales were $117,776 in 1998, down 4 percent from record sales of $123,295 in 1997. 1997's sales increased 4 percent from $118,946 in 1996. Net sales for 1998 without the Radiation Measurements Division and the Quantox product line were $96,840. (See Notes B and L.) Five years ago, the company developed a strategy of targeting selected growth industries (specifically in semiconductor, wireless communications and electronic components) and has been developing application-specific products for these industries. While shipments continued to ramp up for the company's Quantox oxide monitoring system, continued weakness in the semiconductor capital equipment industry and the Asian financial situation caused sales for the company's parametric test equipment to continue to decline. Additionally, sales of the company's board level products also continued to decline. The increase in sales in 1997 over 1996 was due to very strong demand for the company's products targeted for the wireless communications industry and the first full year's shipments of Quantox, offset somewhat by the decrease in sales of products serving the semiconductor industry and board level products. Geographically, domestic and export sales decreased in 1998 from 1997, but were up in 1997 from 1996. Net sales in Europe increased in 1998 from 1997, but decreased in 1997 from 1996.

Cost of goods sold as a percentage of net sales was 42.7 in 1998, 42.1 in 1997 and 38.8 in 1996. The increase during this period has been due to increased sales of Quantox that carry a lower gross margin than the company's other products, higher fixed costs resulting from the 1996 expansion of manufacturing facilities and a continuing strengthening of the U.S. dollar by 5 percent in 1998 and 8 percent in 1997. Foreign exchange hedging had a minimal effect on cost of goods sold in 1998, 1997 and 1996.

Selling, general and administrative expenses decreased 8 percent to 39.7 percent of sales in 1998 from 41.4 percent of sales in 1997. The decrease was due mainly to lower expenses resulting from the cost reduction actions taken during the year and lower commissions due to lower net sales. Selling, general and administrative expenses increased 6 percent from 1996 to 1997. The increase in expenses was due mostly to higher marketing costs associated with new business initiatives, the introduction of new products from existing businesses, and higher commissions due to increased sales. Additionally, 1998 and 1997 expenses include approximately $1,210 pretax, or $.09 per share, and $512 pretax, or $.04 per share, respectively, for personnel cost reductions and officer retirement expenses.

Product development expenses decreased $4,094, or 24 percent, in 1998 from 1997 and $1,104, or 6 percent, in 1997 from 1996. As a percentage of sales, they were 11.2, 14.0 and 15.4 in 1998, 1997 and 1996, respectively. The decrease in 1998 from 1997 was due primarily to the completion of the company's new business development efforts for the Quantox product line and the company's SmartLink product line. The decrease in 1997 from 1996 was due to substantially lower costs for the company's board level products and the company's Model S600 parametric test system which was substantially complete in 1997, offset somewhat by increased costs for development of new benchtop instrument products and exploration of new business opportunities.

On August 10, 1998, the company sold certain assets used in the operation of its Radiation Measurements Division to Inovision Radiation Measurements, L.L.C. The sale was effective July 31, 1998, and resulted in a gain of $2,852 pretax, or $.22 per share. (See Note B.)

An analysis of special charges is as follows:

                                                                               Accrued at
                                                    Expense                  September 30,
DESCRIPTION:                              1998        1997       1996       1998      1997
-----------                             -------     -------     -------    -------    -------
Write off of goodwill                   $   519     $  --       $ 5,737    $  --      $  --
Severance, outplacement and
  other personnel costs                     290        (291)      3,433         24        222
Lease and related costs                     280        (525)        998        248          3
Impaired inventory and equipment            122          49         835       --         --
Relocation of facility and employees         25       1,073        --         --         --
Recruiting and consulting costs            --           187        --         --         --
Manufacturing start-up costs               --           282        --         --         --
European operating subleases                (64)         (4)        642        540        574
                                        -------     -------     -------    -------    -------
Totals                                  $ 1,172     $   771     $11,645    $   812    $   799
                                        =======     =======     =======    =======    =======


         Due to continued weakness in the semiconductor capital equipment industry, the company incurred special charges in 1998 for cost reduction actions taken in the second quarter relative to its semiconductor business. Also, the company decided to change the methodology of pursuing its WLR business, which was part of the 1996 acquisition of Turner Engineering Technology. As a result of this decision, the company reviewed the carrying value of the goodwill using the estimated future cash flow method and determined that the goodwill was impaired. 1998 special charges include $519 for the write-off of the remaining balance of the goodwill. Additionally, the company decided to further consolidate its manufacturing operations. As a result, special charges in 1998 include lease costs accrued for one year on a leased facility the company will no longer occupy. The reversal of European operating subleases represents a change in circumstances in 1998. The special charges recorded during 1998 of $1,172 pretax, or $.09 per share, include $551 in noncash charges. Special charges of $771 pretax, or $.06 per share, recorded in 1997 include gross costs of $1,902 primarily for the relocation of the Keithley MetraByte operation from Taunton, Massachusetts to Cleveland, Ohio, net of a reversal of $1,131 of expense (noncash) recorded during 1996 primarily for closing the Taunton facility. The reversal of 1996 expense relates to changes in circumstances that occurred during 1997. $256 of the gross expense represents a noncash charge to reserve for additional impaired inventory. In September 1996, management made the decision to relocate the Keithley MetraByte operation to its Cleveland, Ohio facility due to a lack of growth in sales and poor earnings. The relocation was completed in July 1997, and during 1998, the Keithley MetraByte operation was combined with the company's Instruments group to form the Test and Measurement business unit. Special charges of $11,645 pretax, or $1.27 per share, recorded in 1996 primarily represented the expected costs of closing the Keithley MetraByte operation in Taunton. Of the special charges, noncash charges in 1996 total $6,572. Approximately 130 employees were terminated in total as a result of the relocation, 40 of which were terminated by September 30, 1996. Also included in special charges recorded in 1996 is an accrual for costs to be incurred over the next 11 years under two operating subleases at the company's European facilities. At September 30, 1998 and 1997, $272 and $249, respectively, were accrued in the Consolidated Balance Sheet under the category "Other accrued expenses" and $540 and $550, respectively, were accrued under the category "Other long-term liabilities."

Net financing expenses of $1,040 decreased $105 from $1,145 in 1997. 1997's expense increased $326 from $819 in 1996. The fluctuations are due to changes in average debt levels during the periods.

The effective tax rate for 1998 was 38.9 percent and reflects an adjustment for prior years' taxes. The effective tax rate for 1997 was 34.7 percent. In 1997, foreign sales corporation (FSC) benefits and benefits derived from the remittance of foreign dividends were offset by a deferred tax charge resulting from the company's decision to terminate corporate owned life insurance policies. The company recorded an income tax benefit of $884 in 1996, which resulted from the company's pretax loss. The 1996 effective rate (benefit) of (14.0) percent is less than the statutory rate principally due to the non-deductibility of the Keithley MetraByte goodwill written off, offset by the utilization of foreign tax credits and FSC benefits. At September 30, 1998, the company had tax credit carryforwards of $2,164.

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

The company utilizes hedging techniques designed to mitigate the short-term effect of exchange rate fluctuations on operations and balance sheet positions by entering into forward and option currency contracts and by borrowing in foreign currencies. The company's foreign borrowings are used as a hedge of its net investments and for specified transactions. The company does not speculate in foreign currencies or derivative financial instruments, and hedging techniques do not increase the company's exposure to foreign exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

In 1998, net cash provided by operating activities was $13,033 and cash received from the sale of a business was $8,683. Cash was used to pay down debt by $11,330, purchase $2,753 of property, plant and equipment and pay $907 in dividends. Total cash of $9,321 at September 30, 1998, increased $7,594 from September 30, 1997. The company plans to use the cash, as well as the proceeds received from the sale of its Quantox product line in November 1998, to fund a stock repurchase program also announced in November 1998. (See Note L.) Total debt of $6,099 at September 30, 1998 decreased substantially from $17,458 at September 30, 1997, and the debt-to-capital ratio at year-end was 13.6 percent versus 34.8 percent at the end of fiscal 1997. Additionally, working capital decreased due to lower sales volume and improved inventory turns.

The company's credit agreement, which expires March 28, 2002, is a $25,000 debt facility ($6,099 outstanding at September 30, 1998) that provides unsecured, multi-currency revolving credit at various interest rates based on Prime, LIBOR or FIBOR. The company is required to pay a facility fee of between .125% and
 .20% on the total amount of the commitment. Additionally, the company has a number of other credit facilities in various currencies aggregating $5,616.

At September 30, 1998, the company had total unused lines of credit with domestic and foreign banks aggregating $24,517, including short-term and long-term lines of credit of $5,616 and $18,901, respectively. Under certain long-term debt agreements, the company is required to comply with various financial ratios and covenants. Principal payments on long-term debt are due in 2002.

During 1999, the company expects to finance capital spending, working capital requirements and the stock repurchase program with cash on hand, cash provided by operations and proceeds from the sale of the Quantox product line. 1999 capital expenditures are expected to approximate the 1998 levels.

OUTLOOK

Over the past several years the company has spent a substantial amount of resources to develop new products and businesses. The goal management set and met during 1998 was to bring each of these businesses to break-even levels. With the sale of the Radiation Measurements Division in August 1998 and the Quantox product line in the first quarter of fiscal 1999, the company is now able to focus on serving targeted high growth industries with measurement based solutions composed of products and applications staff that are highly interrelated. With a more concentrated portfolio, the company believes it will be able to leverage technology and resources across applications and product lines. This strategy is driving the company toward a business model that requires less spending and higher profits while measuring success by some growth in sales, but greater growth in earnings. However, due to the softness in current order rates and the continuing recession in the semiconductor capital equipment markets, management is cautious over the short term.

During the first quarter of fiscal 1999, the company expects to recognize $.35 to $.40 per share, before giving effect to the stock repurchase tender offer, for the sale of the Quantox product line. (See Note L.)

FACTORS THAT MAY AFFECT FUTURE RESULTS

Information included in the Letter to Shareholders and in the Outlook section of Management's Discussion and Analysis of Financial Condition and Results of Operations relating to expectations as to financial performance, revenues, earnings, and expenses or gross profits, constitute "forward-looking" statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Some of the factors that may affect future results are discussed below.

Although the company operates in a single industry segment, certain of its products and product lines are sold into the semiconductor industry. Growth in demand for semiconductors, new technology and pricing drive the demand for new semiconductor capital equipment. Throughout much of the past two years, the order growth of this industry has contracted which adversely affected revenues of the company. If this trend continues, future revenues could also be adversely affected.

The company's business relies on the development of new high technology products and services to provide solutions to customer's complex measurement needs. This requires anticipation of customers' changing needs and emerging technology trends. The company must make long-term investments and commit significant resources before knowing whether its expectations will eventually result in products that achieve market acceptance. The company incurs significant expenses developing new products that may or may not result in significant sources of revenue and earnings in the future.

In many cases the company's products compete directly with those offered by other manufacturers. If any of the company's competitors were to develop products or services that are more cost-effective or technically superior, demand for the company's product offerings could slow.

The company currently has ten subsidiaries or sales offices located outside the United States, and non-U.S. sales made up almost half of the company's revenue in fiscal 1998. The company's future results could be adversely affected by several factors, including the length and severity of the Asian financial crisis, changes in foreign currency exchange rates, changes in a country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, unexpected changes in regulatory requirements and natural disasters.

The company recognizes the need to ensure that Year 2000 hardware and software issues will not adversely impact its operations. With regard to the company's own information systems, a substantial portion of Year 2000 information technology compliance will be achieved in connection with the company's ongoing program to upgrade its key information and operational systems. The company believes that all key systems that are not already Year 2000 compliant will be modified, upgraded or replaced prior to the year 2000, and that any related costs will not have a material impact on the results of operations, financial condition or cash flows of future periods. Certain of the company's hardware and software products purchased by customers or currently being sold to customers will require upgrade or other remediation to become Year 2000 compliant. Based on an internal assessment of these products, the company does not believe that the cost to modify these products for Year 2000 compliance will have a material effect on the results of operations, financial condition or cash flows of future periods. Lastly, the company is seeking to determine if the information systems of its major suppliers (insofar as they relate to the company's business) comply with Year 2000 requirements. The company has not yet fully determined the extent to which its business may be impacted by third parties whose products and services may not be ready for the year 2000. If it is determined that any third party may not be ready, the company will develop a contingency plan. While management does not expect that the failure of any third party to be fully compliant by 2000 would significantly affect results of operations, financial condition or cash flows of future periods, there can be no assurance that any such failure will not have an adverse effect on the company's operations.

The company is in the process of modifying its systems to accommodate the Euro currency by January 1, 1999. The cost of these modifications is immaterial to the company's results of operations. Although difficult to predict, any competitive implications and any impact on existing financial instruments are also expected to be immaterial to the company's results of operations, financial condition or cash flows of future periods.

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

NATURE OF OPERATIONS

      The company operates in a single industry segment and is engaged in the design, development, manufacture and marketing of complex electronic instruments and systems. Its products provide electrical measurement-based solutions to the wireless communications, semiconductor and electronic components industries. Engineers and scientists around the world use the company's advanced hardware and software for process monitoring, production test and basic research. PRODUCT

DEVELOPMENT EXPENSES

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

INTANGIBLE ASSETS

      Intangible assets relate to business acquisitions and are amortized on a straight-line basis over their estimated useful lives. Management reviews the carrying value of intangible assets using an estimated future cash flow method (undiscounted and without interest charges) whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. During 1998, the company wrote off the remaining goodwill associated with its 1996 acquisition of Turner Engineering Technology. (See note C.) At September 30, 1998, there were no intangible assets remaining on the Consolidated Balance Sheet.

OTHER ACCRUED EXPENSES

      Included in the "Other accrued expenses" caption of the Consolidated Balance Sheet at September 30, 1998 and 1997, were $1,599 and $2,496, respectively, for commissions payable to outside sales representatives of the company.

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

      Included in the "Common shares held in treasury, at cost" caption of the Consolidated Balance Sheet at September 30, 1998 and 1997, were Common Shares repurchased to settle non-employee Directors' fees deferred pursuant to the Keithley Instruments, Inc. 1996 Outside Directors Deferred Stock Plan.

      On November 11, 1998, the company announced it would commence a tender offer to purchase up to 2,000,000 of its Common Shares. (See Note L.)

INCOME TAXES

      Provision has been made for estimated United States and foreign withholding taxes, less available tax credits, for the undistributed earnings of the non-U.S. subsidiaries as of September 30, 1998, 1997 and 1996.

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

EARNINGS PER SHARE

      In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The Company adopted this standard in 1998. All per share amounts have been restated in accordance with the new standard.

      Both Common Shares and Class B Common Shares are included in calculating earnings per share. The weighted average number of shares outstanding used in the calculation is set forth below:

                                                                 1998             1997              1996
                                                          -----------      -----------       -----------
Basic                                                       7,799,507        7,588,094         7,360,412
Diluted                                                     8,065,289        7,866,750         7,360,412

HEDGING AND RELATED FINANCIAL INSTRUMENTS

      The company utilizes foreign currency borrowings and foreign exchange forward contracts to hedge foreign exchange risks for sales denominated in foreign currencies and net equity or unremitted foreign earnings.

      To hedge sales, the company purchases foreign exchange forward contracts or option contracts to sell foreign currencies to fix the exchange rates related to near-term sales and the company's margins. Underlying hedged transactions are recorded at hedged rates, therefore realized and unrealized gains and losses are recorded when the operating revenues and expenses are recorded.

      To hedge equity or unremitted earnings, the company borrows foreign currencies or purchases foreign exchange forward contracts. Realized and unrealized after-tax gains or losses on the hedging instruments are reflected in the cumulative translation adjustment component of shareholders' equity.

      The company has entered into swap instruments to mitigate the risk of interest rate changes. The amounts exchanged under the swap agreements are included in the "Net financing expenses" caption of the Consolidated Statement of Income. The estimated fair value of the swap instruments is determined through quotes from the related financial institutions.

      The company is exposed to credit loss in the event of nonperformance by the counterparties to these financial instruments. Because the counterparties are major financial institutions, the company does not expect such nonperformance.

OTHER ACCOUNTING PRONOUNCEMENTS

      In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This Statement requires expenses incurred during the application development stage of a software implementation project to be capitalized and amortized over the useful life of the project. SOP 98-1 is required to be adopted in the company's fiscal year ending September 30, 2000. Application of this standard is not expected to have a material impact on the results of the company.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is required to be adopted in the company's first quarter of its fiscal year ending September 30, 2000. The company has not yet determined the financial statement impact of this Statement.

NOTE B - SALE OF ASSETS

         On August 10, 1998, the company sold certain assets used in the operation of its Radiation Measurements Division (RMD) to Inovision Radiation Measurements, L.L.C. for $8,215 in cash. Additionally, the company received $468 for certain liabilities incurred in the operation of RMD that were not assumed by the buyer. The agreement, which was effective July 31, 1998, included the sale of RMD's inventory, accounts receivable, machinery, equipment and other tangible personal property, and intangible assets including patents and technology. The sale resulted in a pretax gain of $2,852, or $.22 per share.

NOTE C - SPECIAL CHARGES

         An analysis of special charges recorded in the Consolidated Statement of Income in 1998, 1997 and 1996, and the amount accrued in the Consolidated Balance Sheet at September 30, 1998 and 1997 is as follows:

                                                                              Accrued at
                                                    Expense                 September 30,
DESCRIPTION:                              1998        1997        1996       1998      1997
-----------                               ----        ----        ----       ----      ----
Write off of goodwill                   $   519     $  --       $ 5,737    $  --      $  --
Severance, outplacement and
  other personnel costs                     290        (291)      3,433         24        222
Lease and related costs                     280        (525)        998        248          3
Impaired inventory and equipment            122          49         835       --         --
Relocation of facility and employees         25       1,073        --         --         --
Recruiting and consulting costs            --           187        --         --         --
Manufacturing start-up costs               --           282        --         --         --
European operating subleases                (64)         (4)        642        540        574
                                        -------     -------     -------    -------    -------
Totals                                  $ 1,172     $   771     $11,645    $   812    $   799
                                        =======     =======     =======    =======    =======



         Due to continued weakness in the semiconductor capital equipment industry, the company incurred special charges in 1998 for cost reduction actions taken in the second quarter relative to its semiconductor business. Also, the company decided to change the methodology of pursuing its WLR business, which was part of the 1996 acquisition of Turner Engineering Technology. As a result of this decision, the company reviewed the carrying value of the goodwill using the estimated future cash flow method and determined that the goodwill was impaired. 1998 special charges include $519 for the write-off of the remaining balance of the goodwill. Additionally, the company decided to further consolidate its manufacturing operations. As a result, special charges in 1998 include lease costs accrued for one year on a leased facility the company will no longer occupy. The reversal of European operating subleases represents a change in circumstances in 1998. The special charges recorded during 1998 of $1,172 pretax, or $.09 per share, include $551 in noncash charges.

         Special charges of $771 pretax, or $.06 per share, recorded in 1997 include gross costs of $1,902 primarily for the relocation of the Keithley MetraByte operation from Taunton, Massachusetts to Cleveland, Ohio, net of a reversal of $1,131 of expense (noncash) recorded during 1996 primarily for closing the Taunton facility. The reversal of 1996 expense relates to changes in circumstances that occurred during 1997. $256 of the gross expense represents a noncash charge to reserve for additional impaired inventory. In September 1996, management made the decision to relocate the Keithley MetraByte operation to its Cleveland, Ohio facility due to a lack of growth in sales and poor earnings. The relocation was completed in July 1997, and during 1998, the Keithley MetraByte operation was combined with the company's Instruments group to form the Test and Measurement business unit.

         Special charges of $11,645 pretax, or $1.27 per share, recorded in 1996 primarily represented the expected costs of closing the Keithley MetraByte operation in Taunton. Of the special charges, noncash charges in 1996 total $6,572. Approximately 130 employees were terminated in total as a result of the relocation, 40 of which were terminated by September 30, 1996. Also included in special charges recorded in 1996 is an accrual for costs to be incurred over the next 11 years under two operating subleases at the company's European facilities.

         At September 30, 1998 and 1997, $272 and $249, respectively, were accrued in the Consolidated Balance Sheet under the category "Other accrued expenses" and $540 and $550, respectively, were accrued under the category "Other long-term liabilities."

NOTE D - FINANCING ARRANGEMENTS

                                                                                      SEPTEMBER 30,
                                                                                      -------------
                                                                                  1998           1997
                                                                                  ----           ----
Long-term debt:
Revolving loans with various banks with interest
due monthly; principal due March 28, 2002:
    U.S. dollar denominated loans with an interest
      rate of 6.4% and 6.0% based on LIBOR
      September 30, 1998 and 1997, respectively                                $   5,500        $ 14,000
    U.S. dollar denominated loans with an interest
      rate of 8.25% and 8.5% based on Prime at
      September 30, 1998 and 1997, respectively                                       --             600
    Deutsche mark denominated loans with an interest
      rate of 3.8% based on FIBOR                                                    599           2,842
Obligations under capital leases                                                     --               16
                                                                             -----------        --------
                                                                                   6,099          17,458
   Less-Current installments on long-term debt                                        --              16
                                                                             -----------       ---------
Total long-term debt                                                           $   6,099        $ 17,442
                                                                                ========         =======

      The company's credit agreement, which expires March 28, 2002, is a $25,000 debt facility ($6,099 outstanding at September 30, 1998) that provides unsecured, multi-currency revolving credit at various interest rates based on Prime, LIBOR or FIBOR. The company is required to pay a facility fee of between
 .125% and .20% on the total amount of the commitment. Additionally, the company has a number of other credit facilities in various currencies aggregating $5,616.

      At September 30, 1998, the company had total unused lines of credit with domestic and foreign banks aggregating $24,517, including short-term and long-term lines of credit of $5,616 and $18,901, respectively. Under certain long-term debt agreements, the company is required to comply with various financial ratios and covenants. Principal payments on long-term debt are due in 2002.

      The LIBOR interest rate was 5.7 percent at September 30, 1998 and 1997. The FIBOR interest rate was 3.5 percent and 3.3 percent at September 30, 1998 and 1997, respectively.

      The company has two interest rate swap agreements with commercial banks to effectively fix its interest rates on $6,000 of variable rate debt. The first agreement effectively fixes the interest rate on a notional $3,000 of variable LIBOR rate debt at 6.6 percent, and expires June

17, 2002. The second agreement effectively fixes the interest rate on another notional $3,000 of variable LIBOR rate debt at 6.7 percent, and expires September 19, 2005. The interest differentials to be paid or received on the notional amounts of the swaps are recognized over the lives of the agreements. At September 30, 1998 interest rate levels, the swaps require the company to make payments to the bank and would cost the company approximately $405 to terminate.

      Following is an analysis of net financing expenses:

                                         1998              1997             1996
                                         ----              ----             ----
Interest expense                        $ 1,137         $ 1,315         $   957
Investment income                           (97)           (170)           (138)
                                        -------         -------         -------
                                        $ 1,040         $ 1,145         $   819
                                        =======         =======         =======

NOTE E - FOREIGN CURRENCY

      The functional currency for the company's foreign subsidiaries is the applicable local currency. Income and expenses are translated into U.S. dollars at average exchange rates for the period. Assets and liabilities are translated at the rates in effect at the end of the period. Translation gains and losses are recognized in the cumulative translation component of shareholders' equity.

      Certain transactions of the company and its foreign subsidiaries are denominated in currencies other than the functional currency. The Consolidated Statement of Income includes gains (losses) from such foreign exchange transactions of $(138), $95 and $91 for 1998, 1997 and 1996, respectively.

      At September 30, 1998, the company had obligations under foreign exchange forward contracts to sell 2,100,000 Deutsche marks, 170,000 British pounds, 2,200,000 French francs at various dates through December 1998. The total U.S. dollar equivalent amount of these foreign exchange contracts of $1,849 includes an unrecognized loss of $91 at September 30, 1998.

      The company has purchased and written currency option contracts that effectively provide minimum and maximum exchange rates that the company would receive for anticipated foreign currency denominated sales. Under the terms of the options, the company has the right to deliver 1,500,000 Deutsche marks at a rate of 1.87 per U.S. dollar and the obligation, if called, to deliver 1,500,000 Deutsche marks at a rate of 1.736 per U.S. dollar. The options expire in November 1998. At September 30, 1998, the option amounts were in excess of the anticipated revenue they were intended to hedge, and therefore, the Consolidated Statement of Income includes a loss of $34 related to the value of the options.

NOTE F - EMPLOYEE BENEFIT PLANS

         The company has non-contributory defined benefit pension plans covering all of its eligible employees in the United States and certain non-U.S. employees. Pension benefits are based upon the employee's length of service and a percentage of compensation above certain base levels. Pension expense for these plans is shown below:

                                                    1998        1997        1996
                                                    ----        ----        ----
Service cost-benefits earned during the period    $   945     $   733     $   652
Interest cost on projected benefit obligation       1,356       1,192       1,048
Actual return on assets                            (3,791)     (3,470)     (2,471)
Net amortization and deferral                       2,073       2,115       1,328
                                                  -------     -------     -------
Net periodic pension cost                         $   583     $   570     $   557
                                                  =======     =======     =======

      The following table sets forth the funded status of the company's plans and the related amounts recognized in the Consolidated Balance Sheet at September 30, 1998 and 1997:

                                                                                    Non-U.S.
                                                      United States Plan             Plan
                                                          Overfunded              Underfunded*
                                                   ---------------------          ------------
                                                    1998          1997          1998        1997
                                                    ----          ----          ----         ----
Actuarial present value of benefit obligations:
Vested benefit obligation                          $ 13,105     $ 11,459     $  3,181     $  1,694
                                                   ========     ========     ========     ========
Accumulated benefit obligation                     $ 14,480     $ 12,094     $  3,307     $  1,917
                                                   ========     ========     ========     ========
Projected benefit obligation                       $ 16,999     $ 14,763     $  4,098     $  2,777
Plan assets at fair value                          $ 23,500     $ 19,474     $    655     $    498
                                                   --------     --------     --------     --------
Projected benefit obligation (in excess of)
   or less than plan assets                        $  6,501     $  4,711     $ (3,443)    $ (2,279)
Unrecognized net (gain) loss                         (5,146)      (3,824)         474         (331)
Unrecognized prior service cost                       1,470        1,149           63           64
Unrecognized initial net (asset) obligation            (314)        (358)         201          211
                                                   --------     --------     --------     --------
Prepaid pension assets (pension liability)
   recognized in the Consolidated Balance
   Sheet                                           $  2,511     $  1,678     $ (2,705)    $ (2,335)
                                                   ========     ========     ========     ========

* The company has purchased indirect insurance of $2,776 which is expected to be available to the company as non-U.S. pension liabilities of $2,705 mature. The caption, "Other assets," on the company's Consolidated Balance Sheet includes $2,776 and $2,409 at September 30, 1998 and 1997, respectively, for this asset. In accordance with Statement of

      Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," this company asset is not included in the non-U.S. plan assets.

      The significant actuarial assumptions as of the year-end measurement date were as follows:

                                                                          1998           1997         1996
                                                                          ----           ----         ----
United States Pension Plan:
Discount rates                                                           7.25%           7.5%         7.5%
Expected long-term rate of return on plan assets                         8.25%           8.5%         8.5%
Rate of increase in compensation levels                                   5.0%           5.5%         5.5%

Non-U.S. Pension Plan:

Discount rates                                                            6.0%          6.25%         6.5%
Expected long-term rate of return on plan assets                          7.0%           7.0%         7.0%
Rate of increase in compensation levels                                   4.0%           3.5%         3.5%

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

      The sale of the Radiation Measurements Division's assets resulted in the termination of essentially all the Division's employees. As a result, the company recognized a gain for pension curtailment of $410 in 1998. The gain is included in the "Gain on sale of business" caption on the company's Consolidated Statement of Income. (See Note B.)

      In addition to the defined benefit pension plan, the company also maintains a retirement plan for all of its eligible employees in the United States under Section 401(k) of the Internal Revenue Code. The company makes contributions to the 401(k) plan, and expense for this plan amounted to $443, $403 and $388 in 1998, 1997 and 1996, respectively.

      The company also has an unfunded supplemental executive retirement plan
(SERP) for former key employees which includes retirement, death and disability benefits. Expense (income) recognized for these benefits was $12, $(3) and $102, for 1998, 1997 and 1996, respectively. The income recognized during 1997 was due to an officer taking early retirement causing a reversal of previously accrued expense. Liabilities of $345 and $489 were accrued in the "Other long-term liabilities" caption on the company's Consolidated Balance Sheet to meet all SERP obligations at September 30, 1998 and 1997, respectively.

NOTE G - STOCK PLANS

STOCK OPTION PLANS

      Under the 1984 Stock Option Plan and the 1992 Stock Incentive Plan, 675,000 and 1,900,000 of the company's Common Shares, respectively, were reserved for the granting of options to officers and other key employees. After February 11, 1994, no new grants could be issued from the 1984 Stock Option Plan. The Compensation and Human Resources Committee of the Board of Directors administers the plans. Incentive stock options granted under the plans can not be less than the fair market price at the date of the grant with an exercise period not to exceed ten years. Such grants generally become exercisable over a four year period. The option price under nonqualified stock options is determined by the Committee on the date the option is granted. The 1992 Stock Incentive Plan also provides for restricted stock awards and stock appreciation rights. This plan will expire on February 8, 2002. All options outstanding at the time of termination of either plan shall continue in full force and effect in accordance with their terms.

       The 1997 Directors' Stock Option Plan provides for the issuance of 200,000 of the company's Common Shares to non-employee Directors. Under the terms of the plan, each non-employee Director is automatically granted an option to purchase 5,000 Common Shares at the close of each annual shareholders' meeting. The plan will expire on February 15, 2007. On February 15, 1997, the company's Board of Directors terminated the 1992 Directors' Stock Option Plan. Prior to its termination, this plan provided for the issuance of 60,000 of the company's Common Shares to non-employee Directors, with each non-employee Director automatically granted an option to purchase 600 Common Shares at the close of each annual shareholders' meeting. All options outstanding at the time of termination of the plans shall continue in full force and effect in accordance with their terms. The option price for grants under both plans is the fair market value of a Common Share on the date of grant. The options under both plans are exercisable six months and one day after the date of grant and will expire after ten years.

   The activity under all option plans was as follows:

                                                                  Outstanding                     Exercisable
                                                                  -----------                     -----------
                                                                              Weighted                  Weighted
                                                                               Average                   Average
                                                             Number           Exercise       Number      Exercise
                                                           Of Shares           Price       Of Shares      Price
                                                           ---------           -----       ---------      -----
September 30, 1995                                                 985,988      $    7.23     303,030     $    5.74
 Options granted at fair market value                              359,400           9.93
 Options granted below fair market value                            14,560              -
 Options exercised                                               (149,373)           4.90
 Options forfeited                                                (38,586)           8.01
                                                      --------------------------------------------------------------

September 30, 1996                                               1,171,989           8.24     400,044          5.45
 Options granted at fair market value                              310,000          11.18
 Options granted above fair market value                             1,100          11.54
 Options granted below fair market value                            82,528              -
 Options exercised                                               (124,873)           1.70
 Options forfeited                                                (37,212)           9.23
                                                      --------------------------------------------------------------

September 30, 1997                                               1,403,532           8.97     593,607          7.01
 Options granted at fair market value                              280,050           5.70
 Options granted above fair market value                            38,204          10.18
 Options granted below fair market value                            30,322           4.83
 Options exercised                                               (111,228)           5.37
 Options forfeited                                               (264,011)           9.47
                                                      --------------------------------------------------------------

September 30, 1998                                               1,376,869      $    8.44     707,844     $    7.93
                                                      ==============================================================

   The options outstanding at September 30, 1998 have been segregated into ranges for additional disclosure as follows:

---------------------------------------------------------------------------- ----------------------------------
                                Outstanding                                             Exercisable
----------------------- ----------------- ---------------- ----------------- ---------------- -----------------
                                          Weighted Average
                                          Remaining        Weighted Average                   Weighted Average
Range of Exercise       Number of Shares  Contractual      Exercise          Number of Shares Exercise
Prices                  Outstanding       Life             Price             Exercisable      Price

----------------------- ----------------- ---------------- ----------------- ---------------- -----------------
$4.00 - $5.00              224,449        4.93 years       $ 4.75               224,449       $ 4.75
$5.06                      286,682        8.99 years       $ 5.06                51,532       $ 5.06
$5.19 - $9.06              156,238        4.44 years       $ 6.97               155,088       $ 6.97
$9.25                      257,700        7.40 years       $9.25                139,100       $ 9.25
$9.88 - $12.75             264,100        8.96 years       $11.35                 1,500       $12.75
$13.69 - $15.69            187,700        6.73 years       $14.02               136,175       $13.93
----------------------- ----------------- ---------------- ----------------- ---------------- -----------------
                         1,376,869        7.20 years       $ 8.44               707,844       $ 7.93
----------------------- ----------------- ---------------- ----------------- ---------------- -----------------

1993 EMPLOYEE STOCK PURCHASE PLAN

On February 5, 1994, the company's shareholders approved the 1993 Employee Stock Purchase and Dividend Reinvestment Plan. The plan offers eligible employees the opportunity to acquire the company's Common Shares at a discount and without transaction costs. Eligible employees can only participate in the plan on a year-to-year basis, must enroll prior to the commencement of each plan year, and in the case with U.S. employees, must authorize monthly payroll deductions. Non-U.S. employees submit their contribution at the end of the plan year. The purchase price of the Common Shares is 85 percent of the lower market price at the beginning or ending of the calendar plan year. A total of 750,000 Common Shares are available for purchase under the plan. Total shares may be increased with shareholder approval or the plan may be terminated when the shares are fully subscribed. No compensation expense is recorded in connection with the plan. During 1998 and 1997, 108,602 and 94,227 shares had been purchased by employees at prices of $7.38 and $7.86 per share, respectively.

PRO FORMA DISCLOSURE

       As of September 30, 1998, the company had various stock-based compensation plans that are described above. The company has elected to continue to account for stock issued to employees according to APB Opinion 25, "Accounting for Stock Issued to Employees" and its related interpretations. Under APB No. 25, no compensation expense is recognized in the company's consolidated financial statements for employee stock options except in certain cases when stock options are granted below the market price of the underlying stock on the date of grant. During 1998 and 1997, $260 and $187, respectively, was recognized in compensation expense for such grants. Alternatively, under the fair value method of accounting provided for under Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation" (SFAS
123), the measurement of compensation expense is based on the fair value of employee stock options or purchase rights at the grant or right date and requires the use of option pricing models to value the options.

      The weighted average fair value of options granted under stock options plans in 1998, 1997 and 1996 was $2.29, $4.97 and $4.34, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                         1998         1997          1996
                                         ----         ----          ----
Expected life (years)                    4.4           5.0           4.6
Risk-free interest rate                  4.8%          6.0%          6.4%
Volatility                              41.5%         41.5%         41.5%
Dividend yield                           1.3%          1.3%          1.3%

      The weighted average fair value of purchase rights granted under the 1993 Employee Stock Purchase Plan in 1998, 1997 and 1996 was $2.95, $3.05 and $5.49, respectively. The fair value of employees' purchase rights was estimated using the Black-Scholes model with the following assumptions:

                                                     1998              1997             1996
                                                     ----              ----             ----
Expected life (years)                                 1.0               1.0              1.0
Risk-free interest rate                               5.1%              5.5%             4.9%
Volatility                                           41.5%             41.5%            41.5%
Dividend yield                                        1.3%              1.3%             1.3%

       The pro forma impact to both net income and earnings per share from calculating stock-related compensation expense consistent with the fair value alternative of SFAS 123 is indicated below:

                                                        1998           1997                1996
                                                     -------           ----             -------
Pro forma net income (loss)                          $4,226            $214             $(5,704)
Pro forma earnings (loss) per share:
       Basic                                         $0.54             $.03             $(0.77)
       Diluted                                       $0.52             $.03             $(0.77)

      For purposes of the pro forma disclosures, the estimated fair value of the stock-based awards is amortized over the vesting period. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 is applicable only to awards made after fiscal 1995.

NOTE H - INCOME TAXES

      For financial reporting purposes, income (loss) before income taxes includes the following components:

                                                                    1998              1997             1996
                                                                    ----              ----             ----
      United States                                                $4,923          $  (892)          $(9,383)
      Non-U.S.                                                      3,266            2,103             3,059
                                                                   ------           ------           -------
                                                                   $8,189           $1,211           $(6,324)
                                                                   ======           ======           =======
      The provision (benefit) for income taxes is as follows:

                                                                   1998              1997              1996
                                                                   ----              ----              ----
Current:

      Federal                                                      $1,416          $   275           $ 1,330
      Non-U.S.                                                      1,622            1,091             1,513
      State and local                                                 169              195                45
                                                                   ------           ------           -------
      Total current                                                 3,207            1,561             2,888
                                                                   ------           ------           -------
Deferred:

      Federal                                                         310           (1,124)           (3,800)
      Non-U.S.                                                       (332)             (16)               28
                                                                   ------           ------           -------
      Total deferred                                                  (22)          (1,140)           (3,772)
                                                                   ------           ------           -------
      Total provision (benefit)                                    $3,185          $   421           $  (884)
                                                                   ======           ======           =======

      Differences between the statutory United States federal income tax and the effective income tax rates are as follows:

                                                                   1998              1997              1996
                                                                   ----              ----              ----
Federal income tax at statutory rate                               $2,784           $  412           $(2,150)
State and local income taxes                                          111              129                30
Tax on non-U.S. income and tax credits                               (333)            (945)             (884)
Non-deductible amortization                                            --               --             2,123
Terminated life insurance contract                                     --              877                --
Adjustment for prior years' taxes                                     480               --                --
Other                                                                 143              (52)               (3)
                                                                   ------           ------           -------
Effective income tax (benefit)                                     $3,185           $  421           $  (884)
                                                                   ======           ======           =======

      Significant components of the company's deferred tax assets and liabilities as of September 30, 1998 and 1997 are as follows:

DEFERRED TAX ASSETS:                                                        1998             1997
--------------------                                                        ----             ----
Capitalized research and development                                      $5,707           $6,589
Depreciation                                                                 949              680
Warranty                                                                     627              494
Intangibles                                                                  965              832
State and local taxes                                                      1,685            1,471
Alternative minimum tax credit carryforwards                               1,151            1,276
Deferred compensation                                                        693              558
Inventory                                                                  1,673            1,597
General business credit carryforwards                                      1,013            1,058
Other                                                                      1,203              919
                                                                          ------           ------
Total deferred tax assets                                                 15,666           15,474
                                                                          ------           ------
Valuation allowance for deferred tax assets                               (3,127)          (3,166)
                                                                          ------           ------
                                                                          12,539           12,308
                                                                          ------           ------
DEFERRED TAX LIABILITIES:

Pension contribution                                                         768              818
Other                                                                        429              170
                                                                          ------         --------
Total deferred tax liabilities                                             1,197              988
                                                                          ------         --------
Net deferred tax assets                                                  $11,342         $ 11,320
                                                                         =======         ========

      The valuation allowance relates to tax credit carryforwards and certain state tax benefits which will likely not be realized. The current year decrease relates primarily to tax credits and capital loss carryovers.

      At September 30, 1998, the Company had tax credit carryforwards as follows:

                                                                Year Expiration
                                                                   Commences
                                                                ---------------
General business credit                     $1,013                    2005
Alternative minimum tax credit               1,151                  Indefinite

NOTE I - LEASES

      The company leases certain equipment under capital leases. Manufacturing, laboratory and office equipment includes $495 and $526 of leased equipment at September 30, 1998 and 1997, respectively. Accumulated depreciation includes $483 and $510 at September 30, 1998 and 1997, respectively, related to these leases. The company also leases certain office and manufacturing facilities and office equipment under operating leases. Rent expense under operating leases (net of sublease income of $95 in 1998, $84 in 1997 and $245 in 1996) for 1998, 1997 and 1996 was $2,165, $2,658 and $2,178, respectively. Future minimum lease payments under operating leases are:

      1999                                                       $1,971
      2000                                                        1,763
      2001                                                        1,313
      2002                                                          775
      2003                                                          551
      After 2003                                                  2,103
                                                                 ------
Total minimum operating lease payments                           $8,476
                                                                 ======

NOTE J - GEOGRAPHIC SEGMENTS

      The company operates in a single industry segment and is engaged in the design, development, manufacture and marketing of complex electronic instruments and systems. The operations by geographic area are presented below:

                                                                1998              1997             1996
                                                                ----              ----             ----
NET SALES, INCLUDING INTERCOMPANY SALES:
United States (1)                                              $100,818         $106,217          $ 98,232
Europe                                                           33,694           31,606            37,799
Intercompany                                                    (16,736)         (14,528)          (17,085)
                                                               --------         --------          --------
Net sales                                                      $117,776         $123,295          $118,946
                                                               ========         ========          ========
INCOME (LOSS) BEFORE INCOME TAXES (2):

United States                                                 $   7,024        $   1,889         $  (7,372)
Europe                                                            3,415            2,236             3,180
Adjustments/eliminations                                            (64)            (219)              (34)
                                                               --------         --------          --------
                                                                 10,375            3,906            (4,226)
                                                               --------         --------          --------
Corporate expenses                                               (1,146)          (1,550)           (1,279)
Net financing expenses                                           (1,040)          (1,145)             (819)
                                                               --------         --------          --------
Income (loss) before income taxes                             $   8,189        $   1,211          $ (6,324)
                                                               ========         ========          ========
IDENTIFIABLE ASSETS:

United States                                                  $ 40,798         $ 61,264          $ 54,507
Europe                                                           10,529            9,120             9,720
Adjustments/eliminations                                         (1,955)          (4,979)           (5,651)
                                                               --------         --------          --------
                                                                 49,372           65,405            58,576
Corporate assets                                                 21,645           13,708            15,258
                                                               --------         --------          --------
Total assets                                                   $ 71,017         $ 79,113          $ 73,834
                                                               ========         ========          ========

(1) U.S. sales include $23,429, $24,186 and $21,295 in export sales to markets other than Europe in 1998, 1997 and 1996, respectively.

(2) 1998 income before income taxes includes $2,852 in the U.S. for the gain on the sale of a business. 1998, 1997 and 1996 income (loss) before income taxes includes special charges (benefit) of $1,236, $775 and $11,003 in the U.S., and $(64), $(4) and $642 in Europe, respectively. (See Note C.)

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

NOTE L - SUBSEQUENT EVENTS

      On November 9, 1998, the company sold certain assets used in the operation of its Quantox oxide monitoring product line to KLA-Tencor Corporation. The asset categories include inventory, machinery, equipment and other tangible personal property. The sale was effective as of October 31, 1998. The Quantox product line accounted for approximately 10 percent of the company's fiscal 1998 net sales. The gain on the sale, which will be recorded in the company's first quarter of fiscal 1999, is expected to be $0.35 to $0.40 per share, before giving effect to the stock repurchase tender offer discussed below.

         On November 12, 1998, the company commenced a tender offer to purchase up to 2,000,000 of its Common Shares, or approximately 40 percent of Common Shares outstanding (25 percent of Class B and Common Shares). The offer was conducted through a procedure commonly known as a "Dutch Auction" in which shareholders could tender their shares at prices not in excess of $7.00 nor less than $5.75 per share. The offer will expire on December 10, 1998, unless extended by the company. Additionally, the company intends to implement an ongoing open market stock repurchase program.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Keithley Instruments, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Keithley Instruments, Inc. and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Cleveland, Ohio
November 23, 1998

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

      The company maintains internal accounting control systems that are designed to detect and correct material misstatements of financial information. These systems are regularly modified in response to the company's changing business conditions. Additionally, our independent accountants, PricewaterhouseCoopers LLP, obtain a sufficient understanding of the internal control structure in order to plan and complete the annual audit of the company's financial statements.

      The Audit Committee of the Board of Directors, which consists of three Directors otherwise independent of the company, serves an oversight role in reviewing the internal control monitoring process. The Committee regularly meets with and has direct access to PricewaterhouseCoopers LLP.

      Management acknowledges its responsibility to provide financial information (both audited and unaudited) that is representative of the company's operations and financial position, prepared on a consistent basis and relevant for a meaningful appraisal of the company.

Joseph P. Keithley                                     Mark J. Plush
Chairman, President                                    Vice President and Chief
and Chief Executive Officer                            Financial Officer

Stock Market Price and Cash Dividends

         The company's Common Shares trade on the New York Stock Exchange under the symbol KEI. The high and low prices shown below are sales prices of the company's Common Shares as reported on the NYSE. There is no established public trading market for the company's Class B Common Shares; however, they are readily convertible on a one-for-one basis into Common Shares.

                                                                                            Cash Dividends
                                                                   Cash Dividends             Per Class B
Fiscal 1998                       High             Low            Per Common Share           Common Share
-----------                       ----             ---            ----------------           ------------
First Quarter                    $12 3/8          $8 1/8             $  .031                   $  .025
Second Quarter                     9 1/2           7 1/2                .031                      .025
Third Quarter                      8 9/16          7 5/16               .031                      .025
Fourth Quarter                     7 6/16          5                    .031                      .025

Fiscal 1997
-----------
First Quarter                    $11 1/8          $7 3/8             $  .031                   $  .025
Second Quarter                     9 3/8           7 3/4                .031                      .025
Third Quarter                     12               7 5/8                .031                      .025
Fourth Quarter                    12 3/8          10 1/8                .031                      .025

Unaudited Quarterly Results of Operations
(In Thousands of Dollars Except for Per-Share Data)

                                               First        Second       Third        Fourth
                                               -----        ------       -----        ------
Fiscal 1998
-----------
Net sales                                    $ 31,623     $ 29,696     $ 28,578     $ 27,879

Gross profit                                   18,584       16,688       16,443       15,729

Gain on sale of business                         --           --           --          2,852

Income before income taxes (1) (2)              1,636        1,162          996        4,395

Net income (1) (2) (3)                          1,096          779          667        2,462

Diluted earnings per share (1) (2) (3)            .14          .10          .08          .31

FISCAL 1997

Net sales                                    $ 27,886     $ 28,148     $ 32,410     $ 34,851

Gross profit                                   16,132       16,402       18,514       20,323

Income (loss) before income taxes (1) (2)      (1,171)        (464)       1,088        1,758

Net income (loss) (1) (2)                        (838)        (338)         761        1,205

Diluted earnings (loss) per share (1) (2)        (.11)        (.04)         .10          .15


(1) Includes special charges as follows:

1998 Special charges pretax                  $   --       $    335     $   --       $    837
1998 Special charges per share                   --            .03         --            .06
1997 Special charges pretax                        58          375          306           32

1997 Special charges per share                   --            .03          .02         --


(2) The third and fourth quarter of fiscal 1998 include pretax charges of $663, or $.06 per share, and $547, or $.03 per share, respectively, for severance and other officer retirement expenses. The fourth quarter of fiscal 1998 includes pretax income of $2,852, or $.22 per share, for the gain on the sale of a business. The fourth quarter of fiscal 1997 includes pretax charges of $512, or $.04 per share, for officer retirement expenses.

(3) The fourth quarter of fiscal 1998 includes a charge for prior years' taxes of $480, or $.06 per share.

Eleven Year Summary
(In Thousands Of Dollars Except For Per-Share Data)

For the year ended September 30,                               1998      1997         1996         1995        1994     1993(c)
--------------------------------------------------------------------------------------------------------------------------------
Operating Results
 Net sales                                             $    117,776     123,295     118,946      109,574     89,248    91,146
 Income (loss) before income taxes and
  cumulative effect of accounting change                      8,189       1,211      (6,324)       6,422        124     5,530
 Net income (loss)                                            5,004         790      (5,440)       4,914        907     4,784
 Basic earnings (loss) per share (a)                           0.64        0.10       (0.74)        0.68       0.13      0.68
 Diluted earnings (loss) per share (a) (b)                     0.62        0.10       (0.74)        0.66

Common Stock Information (a)
 Cash dividends per Common Share                              0.125       0.125       0.125        0.106      0.100     0.100
 Cash dividends per Class B Common Share                      0.100       0.100       0.100        0.085      0.080     0.080
 Weighted average number of shares
  outstanding- diluted (in thousands) (b)                     8,065       7,867       7,360        7,476      7,088     7,061
 At fiscal year-end:
  Dividend payout ratio (e)                                    19.5%      125.0%       --           15.6%      76.9%     14.7%
  Price/earnings ratio (e)                                      8.2       120.0        --           23.3       40.4       7.4
  Shareholders' equity per share                       $       4.92        4.26        4.26         5.11       4.50      4.45
  Closing market price                                 $      5.063      12.000       8.875       14.938      5.250     5.000

Balance Sheet Data
 Total assets                                          $     71,017      79,113      73,834       66,109     54,410    52,413
 Current ratio                                                  1.9         1.9         1.7          2.0        1.9       2.2
 Total debt                                            $      6,099      17,458      13,369        6,113      4,816     6,518
 Total debt-to-capital                                         13.6%       34.8%       29.6%        14.2%      13.1%     17.2%
 Shareholders' equity                                  $     38,742      32,683      31,756       36,902     31,946    31,415

Other Data
 Return on average shareholders' equity                        14.0%        2.5%     -15.8%         14.3%       2.9%     16.0%
 Return on average total assets                                 6.7%        1.0%      -7.8%          8.2%       1.7%      9.1%
 Return on net sales                                            4.2%        0.6%      -4.6%          4.5%       1.0%      5.2%
 Number of employees                                            564         693         716          659        625       625
 Sales per employee                                    $      187.4       175.0       173.0        170.7      142.8     139.8
 Cash flow
  Noncash charges to income (d)                        $      4,709       3,390       7,064        2,573      1,346     1,849
  Net cash provided by (used in) operating activities  $     13,033      (1,011)      2,600        2,457      6,641     6,289
 Ten-year compound annual growth rate
  Net sales                                                     5.0%        7.9%        9.6%         8.8%       7.0%     10.0%
  Net income (e)                                               -0.8%      -13.3%        --           5.7%     -14.2%      9.1%



For the year ended September 30,                         1992         1991        1990      1989      1988
-----------------------------------------------------------------------------------------------------------
Operating Results
 Net sales                                             94,666       99,497      100,593    88,728    72,282
 Income (loss) before income taxes and
  cumulative effect of accounting change              (10,420)       6,816        5,675     7,311     8,204
 Net income (loss)                                    (12,453)       4,233        3,378     4,131     5,414
 Basic earnings (loss) per share (a)                    (1.77)        0.60         0.48      0.59      0.78
 Diluted earnings (loss) per share (a) (b)

Common Stock Information (a)
 Cash dividends per Common Share                        0.100        0.094        0.089     0.082     0.058
 Cash dividends per Class B Common Share                0.080        0.075        0.071     0.066     0.046
 Weighted average number of shares
  outstanding- diluted (in thousands) (b)               7,046        7,026        7,014     6,994     6,974
 At fiscal year-end:
  Dividend payout ratio (e)                              --           15.7%        18.5%     13.9%      7.4%
  Price/earnings ratio (e)                               --           10.1          8.5      11.0      11.5
  Shareholders' equity per share                         4.05         5.85         5.40      4.88      4.37
  Closing market price                                  4.563        6.063        4.063     6.500     8.938

Balance Sheet Data
 Total assets                                          53,160       66,637       69,205    69,917    46,602
 Current ratio                                            2.3          2.1          2.3       2.7       2.4
 Total debt                                             8,978       10,506       16,562    22,419     2,027
 Total debt-to-capital                                   23.9%        20.3%        30.4%     39.6%      6.2%
 Shareholders' equity                                  28,530       41,129       37,870    34,216    30,518

Other Data
 Return on average shareholders' equity                 -35.8%        10.7%         9.4%     12.7%     19.0%
 Return on average total assets                         -20.8%         6.2%         4.9%      7.1%     11.9%
 Return on net sales                                    -13.2%         4.3%         3.4%      4.7%      7.5%
 Number of employees                                      679          716          750       742       579
 Sales per employee                                     135.7        135.7        134.8     134.3     131.2
 Cash flow
  Noncash charges to income (d)                        15,185        4,325        6,649     4,234     3,062
  Net cash provided by (used in) operating activities   4,475        9,399        9,111     4,592     6,812
 Ten-year compound annual growth rate
  Net sales                                              11.1%        12.8%        13.7%     16.4%     17.9%
  Net income (e)                                         --           39.7%        10.4%     12.5%     21.2%



(a)   Share data adjusted for two-for-one stock split in November 1995.
(b)   Represents diluted shares for 1995 - 1998 and basic shares prior to 1995.
(c) Includes a benefit for the cumulative effect of adopting FAS 109 of $1,447 or $.21 per share.
(d) Noncash charges to income include depreciation, amortization, deferred compensation, deferred taxes, noncash special charges and the cumulative effect of adopting FAS 109.
(e) These ratios are not meaningful in 1992 and 1996 due to reported net losses.